   As filed with the Securities and Exchange Commission on February 20, 2001

                                                       Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 -------------

                             FMC TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

        Delaware                      3533                   36-4412642
     (State or other      (Primary Standard Industrial    (I.R.S. Employer
     jurisdiction of      Classification Code Number)  Identification Number)
    incorporation or
      organization)

                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                 (312) 861-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 -------------

                            William H. Schumann III
               Senior Vice President and Chief Financial Officer
                             FMC Technologies, Inc.
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                 (312) 861-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 -------------

                                   Copies to:
 Stephen F. Gates, Esq.    Andrew R. Brownstein, Esq.     James M. Prince, Esq.
     FMC Corporation     Wachtell, Lipton, Rosen & Katz   Vinson & Elkins L.L.P.
 200 East Randolph Drive      51 West 52nd Street         2300 First City Tower
 Chicago, Illinois 60601       New York, NY 10019           1001 Fannin Street
     (312) 861-6000              (212) 403-1000         Houston, Texas 77002-6760
                                                              (713) 758-2222

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 -------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
                                              Proposed Maximum
                                                 Aggregate
  Title of Each Class of Securities to Be      Offering Price     Amount of
                 Registered                         (2)        Registration Fee
-------------------------------------------------------------------------------
Common Stock, par value $.01 per share (and
 associated preferred stock purchase rights)
 (1)........................................    $350,000,000       $87,500
-------------------------------------------------------------------------------

-------
(1) Each share of Common Stock is accompanied by a right to purchase Junior Participating Preferred Stock of the Registrant. Prior to the occurrence of certain events, none of which have occurred as of this date, the rights will not be exercisable or evidenced separately from the Common Stock.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             Subject to Completion
                 Preliminary Prospectus dated February 20, 2001

PROSPECTUS
                                          Shares

                             FMC Technologies, Inc.

                                  Common Stock

                                  -----------

    This is FMC Technologies, Inc.'s initial public offering. FMC Technologies
is selling all of the shares. The U.S. underwriters are offering         shares
in the U.S. and Canada, and the international managers are offering shares outside the U.S. and Canada.

    We expect the public offering price to be between $   and $   per share.
Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "FTI."

    Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

                                  -----------

                                                               Per Share Total
                                                               --------- -----
     Public offering price....................................    $       $
     Underwriting discount....................................    $       $
     Proceeds, before expenses, to FMC Technologies...........    $       $

    The U.S. underwriters may also purchase up to an additional    shares from
FMC Technologies at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The
international managers may similarly purchase up to an additional    shares
from FMC Technologies.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about            , 2001.

                                  -----------

Merrill Lynch & Co.

                           Credit Suisse First Boston

                                                            Salomon Smith Barney

                                  -----------

                The date of this prospectus is           , 2001.

                 [DESCRIPTION OF GRAPHIC TO COME BY AMENDMENT]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  10
Cautionary Statement Regarding Forward-Looking Information...............  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Selected Historical Combined Financial Data..............................  24
Unaudited Pro Forma Financial Information................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  29
Business.................................................................  39
Management...............................................................  53
Arrangements Between FMC Technologies and FMC Corporation................  65
Principal Stockholder....................................................  75
Description of Capital Stock.............................................  76
Shares Eligible for Future Sale..........................................  81
Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our
 Common Stock............................................................  83
Underwriting.............................................................  86
Legal Matters............................................................  90
Experts..................................................................  90
Where You Can Find More Information......................................  90
Index to Combined Financial Statements................................... F-1

                                ---------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                ---------------

      FMC Technologies, Inc., the logo and other trademarks, trade names and service marks of FMC Technologies mentioned in this prospectus, including Jetway(R), are the property of, or are licensed by, FMC Technologies, FMC Corporation or a subsidiary of FMC Technologies or FMC Corporation.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and combined financial statements and related notes. The terms "we," "us," "our" and "FMC Technologies" refer to the issuer in this offering and our predecessor, the Energy Systems and Specialty Systems businesses of FMC Corporation. The term "FMC Corporation" refers to FMC Corporation, a Delaware corporation. This prospectus gives effect to the expected execution of intercompany agreements between FMC Technologies and FMC Corporation. Unless we specifically state otherwise, the information in this prospectus does not take into account the possible issuance of up to additional shares of our common stock, which the underwriters have the option to purchase from us solely to cover over-allotments.

                                  OUR COMPANY

      We design, manufacture and service technologically sophisticated systems and products for our customers through our Energy Systems and Specialty Systems segments. Energy Systems is a leading supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. In addition, Specialty Systems provides technologically advanced handling and processing systems to industrial customers. During the year ended December 31, 2000, we generated $1,875.2 million of revenue, after eliminations. In the year 2000, Energy Systems generated $1,037.3 million of revenue, resulting in a 14.5% compound annual growth rate since 1994, and Specialty Systems generated $839.5 million of revenue, resulting in an 8.5% compound annual growth rate over the same period.

      Energy Systems is a global leader in the provision of subsea drilling and production systems, including subsea tree systems that control the flow of crude oil and natural gas from the well, systems for floating production solutions and surface drilling and production systems to oil and gas companies involved in the exploration and production of crude oil and natural gas. Many of the systems that we provide are for use in the exploration, development and production of crude oil and natural gas reserves located in technologically challenging deepwater environments, which involve water depths of greater than 1,000 feet. Worldwide exploration and production spending by oil and gas companies has increased from approximately $55.0 billion in 1994 to approximately $94.8 billion in 2000, representing a compound annual growth rate of 9.5%. In addition, worldwide exploration and production spending is expected to increase 19.7% in 2001 to approximately $113.5 billion. More specifically, an external industry survey published in early 2000 projected that subsea tree installations would increase at a compound annual growth rate of 17.0% between 2000 and 2004.

      We are also a leading provider of specialized, high-performance fluid control systems and products, measurement systems, loading systems and blending and transfer systems to customers involved in the transportation and processing of crude oil, natural gas and refined petroleum-based products.

      In subsea systems, our largest business area:

    . We are a major supplier of subsea tree systems and associated services to ExxonMobil Corporation, Shell Exploration and Production Company
       (USA), Statoil A.S., Total Fina Elf S.A. and Petroleo Brasileiro S.A. These five companies are projected to be among the eight most active developers of subsea oil and gas over the next five years based on projected subsea tree installations.

    . Since 1995, we have installed, or been awarded contracts for the installation of, more subsea tree systems than any other manufacturer.

    . We set six of the ten water depth records established since 1987 for subsea tree installations.

      Energy Systems' financial performance generally has been less affected by short-term market cycles and volatile commodity prices than the financial performance of companies operating in other sectors of the oilfield services industry. Most of the systems that we supply are highly engineered to meet the unique demands of our customers and are typically ordered one or two years prior to installation. We believe that, due to their long lead times and high potential returns, the deepwater projects in which our systems are used typically are not the marginal projects that are more subject to cancellation or delay during periods of low crude oil and natural gas prices. In addition, we believe that Energy Systems is less capital intensive than companies operating in other sectors of the oilfield services industry due to factors such as high engineering content, outsourcing of certain low value-added manufacturing and advance payments received from customers.

      Specialty Systems is a leading supplier of specialized handling and processing systems and services to industrial companies. We design, manufacture and service technologically sophisticated food handling and processing systems used for, among other things, convenience food preparation and citrus juice extraction for food processors such as Nestle S.A., Tyson Foods, Inc., and Cargill, Incorporated. In addition, we design, manufacture and service technologically advanced ground support equipment and systems for airlines, airports and air freight companies, such as United Airlines, Inc., Delta Air Lines, Inc. and FedEx Corporation. Our products include citrus juice extraction and commercial freezing systems, as well as air cargo loaders and Jetway(R) brand passenger boarding bridges.

      We are a leading supplier of many of these systems and services:

    . We estimate that our equipment processes approximately 75% of the global production of orange juice, freezes approximately 50% of commercially frozen foods on a global basis and sterilizes a significant portion of the world's canned foods.

    . We invented airline passenger boarding bridges and remain the leading supplier of this product. We believe that we also have the largest installed base of air cargo loaders.

                                 OUR INDUSTRIES

      The primary factor influencing demand for the exploration and production systems and services that we provide is the level of exploration and production spending by oil and gas companies, particularly with respect to offshore activities worldwide. Exploration and production spending levels, in turn, depend primarily on current and anticipated future crude oil and natural gas prices, production volumes and oil and gas company operating costs.

      Worldwide spending for the exploration and production of crude oil and natural gas grew from approximately $55.0 billion in 1994 to approximately $94.8 billion in 2000, representing a compound annual growth rate of 9.5%. Worldwide exploration and production spending is expected to increase 19.7% in 2001 to $113.5 billion. More specifically, subsea tree installations are projected to increase at a compound annual growth rate of 17.0% between 2000 and 2004.

      In addition, exploration and production companies are increasingly focusing their efforts on more remote deepwater areas where geological formations have been less explored. The recent and anticipated increase in exploration and production activity in deepwater areas is evidenced by:

    . an increase in major oil and gas company spending for deepwater exploration and production from approximately 23% of total exploration and production budgets in 1994 to approximately 50% in 2000;

    . since 1994, the addition of 41 new drilling rigs that are capable of operating in water depths greater than 5,000 feet at a typical cost of between $160 million and $380 million per rig, representing approximately a six-fold increase from 1994 levels of drilling rigs with equivalent water depth capabilities; and

    . an increase in the number of deepwater crude oil and natural gas discoveries, from 16 in 1994 to 68 in 1999.

      The reduction in development costs of crude oil and natural gas and the development of efficient technological solutions in response to the extreme environmental and logistical challenges posed by deepwater have been, and we believe will continue to be, major factors influencing the growth of the subsea oilfield services industry. Also, consolidation among oil and gas companies, and the resulting cost cutting initiatives, have led oil and gas companies to outsource more functions that they previously performed internally. These factors have driven three principal ongoing trends:

    .  technological improvements and refined installation techniques;

    .  growth in the use of subsea systems and services; and

    . delivery of more integrated systems of related products and services for subsea developments.

      As with the exploration and production industry, the primary industries that Specialty Systems serves--food processing and air transportation--are also undergoing change.

    . Demand in several segments of the convenience food industry that we serve is expected to continue to grow. For example, worldwide retail sales of frozen ready-meals are forecast to increase at a compound annual rate of 4.5% through 2005.

    . Food retailers are consolidating and increasing their purchasing power. In response our food processing customers are seeking technologically sophisticated integrated systems and services like those we provide to maximize the efficiency of their operations while maintaining high standards of food safety.

    . The worldwide fleet of airplanes is expected to grow at a compound annual rate of 4.3% through 2019.

    . The airline industry has become increasingly consolidated through mergers and alliances. For example, five alliances currently represent approximately 50% of total worldwide passenger traffic.

      We believe that these trends will continue to result in food processors, airlines, airports and air freight companies outsourcing an increasing amount of non-core services and seeking suppliers to provide integrated systems and products that are technologically advanced, cost-efficient and supported by extensive service capabilities.

                              OUR GROWTH STRATEGY

      We intend to pursue a growth strategy based on maintaining leading positions in our markets by providing differentiated technological solutions for our customers and capitalizing on our extensive customer relationships.

      From 1994 to 2000, Energy Systems' revenue and segment operating profit increased at compound annual rates of 14.5% and 31.8%, respectively. During that same period, Specialty Systems' revenue and segment operating profit increased at compound annual rates of 8.5% and 25.3%, respectively.

      We believe that growth in Energy Systems is based upon our ability to supply the integrated systems required by the high-growth deepwater sector of the exploration and production industry. We expect that demand for these systems will continue to increase as exploration and production of crude oil and natural gas in technologically challenging deepwater and remote areas increases. In addition to benefiting from the expected growth in the business areas we serve, we intend to pursue select, complementary acquisitions and the following internal growth strategy:

    . Focus on Technological Innovation. We have increased Energy Systems' research and development spending by a compound annual rate of 15.7% from 1994 to 2000 to $33.8 million in 2000. We believe that our technological innovations have optimized product performance and led to breakthrough installation techniques, yielding substantial cost savings that have helped to make deepwater production and development of smaller fields an economic reality.

    . Develop and Maintain Alliances with Key Customers. We intend to expand our current alliances and form new alliances with other companies active in the oil and gas industry. Our current key subsea alliance customers include Agip Exploration and Production, which is a subsidiary of ENI S.p.A., Norsk Hydro Production, A.S., Shell Exploration and Production, Statoil and Unocal Corporation. Through our relationships with our customers, we are able to refine and standardize our systems and services over many projects and to optimize offshore installation techniques for the lowest total cost and maximum reservoir recovery.

    . Provide a Broad Package of Systems and Services. We intend to develop and acquire additional systems and services that complement our current offerings and leverage our worldwide infrastructure. As major oil companies increasingly outsource non-core operations, we believe that they will continue to seek suppliers, like us, that can provide an integrated solution to their exploration and production needs through a single-source package of related systems and services.

      We believe Specialty Systems' historical growth resulted from providing technology-based systems and products for food processing and air transportation companies. In addition to benefiting from the expected growth in many of the industry segments we serve, we intend to continue to broaden the scope of systems, equipment and services that we provide. We further intend to leverage our large installed base of products and systems to enhance customer relationships, generate new business and grow our aftermarket equipment and services operations. From 1994 to 2000, Specialty Systems' aftermarket revenue increased at a compound annual rate of approximately 10.9%. We intend to continue to develop our aftermarket business by providing retrofits to accommodate changing operating requirements and by providing continuous, proactive service, including in some cases by placing our personnel at the operating sites of our customers.

                     OUR RELATIONSHIP WITH FMC CORPORATION

      We are currently a wholly owned subsidiary of FMC Corporation, which, in addition to our operations, is a diversified producer of industrial chemicals, specialty chemicals and agricultural products. After the completion of this
offering, FMC Corporation will own approximately      % of our outstanding
common stock, or      % if the underwriters exercise their over-allotment
option in full.

      FMC Corporation has advised us that it currently intends to distribute its remaining ownership interest in us to common stockholders of FMC Corporation. If completed, the distribution, as previously announced, is expected to take the form of a spin-off in which FMC Corporation distributes all of our common stock that it owns through a special dividend to FMC Corporation common stockholders. If circumstances change, FMC Corporation may distribute its remaining ownership interest in us through an exchange offer by FMC Corporation, in which its common stockholders would be offered the option of tendering some or all of their shares in exchange for our common stock, and a subsequent spin-off of FMC Corporation's remaining ownership interest in us. FMC Corporation has advised us that it does not intend to complete the distribution unless it receives a favorable tax ruling from the Internal Revenue Service as to the tax-free nature of the distribution for U.S. federal income tax purposes and the final approval of the Board of Directors of FMC Corporation, among other conditions. FMC Corporation has also advised us that it currently anticipates that this distribution will occur by the end of calendar year 2001.

      FMC Corporation has advised us that the final determination as to the completion, timing, structure and terms of the distribution will be based on financial and business considerations and prevailing market conditions. In addition, FMC Corporation has advised us that, as permitted by the separation and distribution agreement, it will not complete the distribution if its Board of Directors determines that the distribution is not in the best interests of FMC Corporation and its stockholders. FMC Corporation has the sole discretion to determine whether or not to complete the distribution and, if it decides to complete the distribution, to determine the timing, structure and terms of the distribution.

      We believe that we will realize benefits from our separation from FMC Corporation, including the following:

    . More focused, entrepreneurial approach. As a smaller company with fewer business units and a Board of Directors and management team focused on our business, we expect to be in a better position to grow our business areas and serve our customers more effectively through quicker decision making, more efficient deployment of resources, increased operational agility and enhanced responsiveness to customers and markets.

    . Better market recognition of the value of our business. As a separate, stand-alone company, we will offer a more focused investment opportunity in Energy Systems and Specialty Systems than that currently presented by a diversified FMC Corporation. We expect that this will promote a more efficient equity valuation of our business than if we were to be valued as a part of a larger, diversified company.

    . Incentives for employees more directly linked to our performance. We expect to enhance our employees' motivation and to strengthen our management's focus through incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation more directly linked to the performance of our business than when we were a part of FMC Corporation, which we expect will enhance our ability to attract and retain qualified personnel.

    . Increased ability to pursue strategic acquisitions. With enhanced market recognition of the value of our businesses, we expect to be better positioned to pursue strategic acquisitions to grow our businesses.

      Prior to this offering, we will enter into agreements with FMC Corporation related to the separation of our business operations from FMC Corporation. These agreements provide for, among other things, the transfer from FMC Corporation to us of assets, and the assumption by us of liabilities, primarily relating to our business. At the closing of this offering, the transfer of assets and liabilities in the United States will be complete, and the foreign transfers of assets and liabilities will be substantially complete. For more information regarding the assets and liabilities to be transferred to us, see "Arrangements Between FMC Technologies and FMC Corporation" and our combined financial statements and the notes to those statements that are included elsewhere in this prospectus.

      The agreements between FMC Corporation and us also will govern our various interim and ongoing relationships. All of the agreements relating to the separation were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of the separation from FMC Corporation. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors--Risks Related to Our Relationship with FMC Corporation" and "Arrangements Between FMC Technologies and FMC Corporation."

                                ---------------

      We were incorporated on November 13, 2000 as a wholly owned subsidiary of FMC Corporation. Our principal executive offices are located at 200 East Randolph Drive, Chicago, Illinois 60601, and our telephone number is (312) 861-6000.

                                  The Offering

Common stock offered by FMC Technologies:

    U.S. offering..........            shares
    International
     offering..............            shares
                                  --------------------
    Total..................            shares
Shares to be held by FMC
 Corporation
 after the offering........            shares

Shares outstanding after
 the offering..............            shares

Use of proceeds............ We estimate that our net proceeds from this offering without the exercise of the over-
                            allotment option will be approximately $
                            million. We intend to use these net proceeds to
                            pay off amounts outstanding under a $200 million
                            180-day revolving credit facility and a portion of
                            the borrowings under one or more revolving credit
                            facilities, all of which we will assume from FMC
                            Corporation in connection with this offering. Our
                            use of proceeds is more fully described under "Use
                            of Proceeds."

Risk factors............... See "Risk Factors" and other information included in this prospectus for a discussion of factors you
                            should carefully consider before deciding to
                            invest in shares of our common stock.

Proposed New York Stock
 Exchange symbol........... "FTI"

      The number of shares of our common stock to be outstanding after this
offering includes an estimated   shares of our restricted stock that we expect
to issue to replace all shares of FMC Corporation restricted stock held by our employees and a portion of the shares of FMC Corporation restricted stock held by our directors in connection with this offering. The estimated number of shares of our restricted stock to be issued in respect of FMC Corporation restricted stock is based on the number of shares of FMC Corporation restricted
stock that would have been replaced had this offering occurred on      , 2001,
the closing price per share of FMC Corporation common stock of $  on      ,
2001 and the assumed offering price per share of our common stock in this
offering of $     . See "Management--Treatment of FMC Corporation Restricted
Stock."

      The number of shares of our common stock to be outstanding after this offering listed above does not include options that we expect to grant or replace in connection with the separation. In connection with the offering, we expect to grant options to employees and directors to purchase an aggregate of
approximately       shares of our common stock at an exercise price equal to
the initial public offering price. See "Management--Incentive Plans--The Stock Plan" and "Management--Executive Compensation." In addition, we will replace FMC Corporation options held by our employees and former employees and a portion of the FMC Corporation options held by our directors with options to acquire our common stock on the date FMC Corporation distributes our common stock to its stockholders. See "Management--Treatment of FMC Corporation Options."

                   Summary Historical Combined Financial Data

      The following table presents summary historical and pro forma combined financial data for FMC Technologies for the periods and dates indicated. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes to those statements included elsewhere in this prospectus. The combined operating results data for the years ended December 31, 1998, 1999 and 2000 and the combined balance sheet data as of December 31, 1999 and 2000 are derived from, and are qualified by reference to, our audited combined financial statements included elsewhere in this prospectus. The combined operating results data for the years ended December 31, 1996 and 1997 are derived from our unaudited combined financial data that are not included in this prospectus. The unaudited pro forma financial information gives effect to specified transactions as if those transactions had been consummated on January 1, 2000 or December 31, 2000, as described in "Unaudited Pro Forma Financial Information."

      The historical combined financial information has been carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses and gives effect to allocations of expenses from FMC Corporation. Our historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                            Year Ended December 31,
                               ------------------------------------------------
                                 1996      1997      1998      1999      2000
                               --------  --------  --------  --------  --------
                                   (in millions, except per share data)
Combined Statements of Income
 Data:
Revenue......................  $1,689.7  $2,031.6  $2,185.5  $1,953.1  $1,875.2
Cost of sales or services....   1,312.9   1,551.1   1,669.3   1,479.8   1,421.1
Selling, general and
 administrative expenses.....     299.9     324.1     337.8     302.4     291.2
Research and development.....      41.5      46.7      50.7      51.8      56.7
Asset impairments............       --       27.0       --        6.0       1.5
Restructuring and other
 charges.....................       --       27.9       --        3.6       9.8
Interest expense (income),
 net.........................       2.8       3.8       1.9      (0.5)      4.3
                               --------  --------  --------  --------  --------
Income from continuing
 operations before income
 taxes.......................      32.6      51.0     125.8     110.0      90.6
Provision for income taxes...       5.4      34.1      38.6      33.5      22.7
                               --------  --------  --------  --------  --------
Income from continuing
 operations..................  $   27.2  $   16.9  $   87.2  $   76.5  $   67.9
                               ========  ========  ========  ========  ========
Net income...................  $   35.0  $   16.9  $   87.2  $   71.0  $   67.9
                               ========  ========  ========  ========  ========
Earnings per common share
 from continuing operations..  $         $         $         $         $
                               ========  ========  ========  ========  ========
Pro forma unaudited as
 adjusted diluted earnings
 per common share from
 continuing operations.......                                          $
                                                                       ========
Other Financial Data:
Depreciation.................  $   48.1  $   48.9  $   49.0  $   46.2  $   41.2
Amortization.................      16.3      18.6      17.6      16.1      17.9
EBITDA (1)...................      99.8     122.3     194.3     171.8     154.0
Capital expenditures.........      93.5      66.3      59.4      40.9      43.1
Cash flows provided by (used
 in):
 Operating activities
  of continuing operations...    (270.1)    268.9     223.2     154.3       9.5
 Investing activities........     (64.2)    (33.1)   (155.6)     (6.5)     63.4
 Financing activities........     328.3    (237.9)    (65.2)   (135.5)    (90.4)
Order backlog (at year end)
 (2).........................     923.0     988.8   1,133.9     840.6     644.3
Average segment operating
 capital employed (3)........     998.1   1,062.4     917.8     832.8     868.4

                                                            December 31, 2000
                                                          ----------------------
                                                                      Pro Forma
                                                          Historical As Adjusted
                                                          ---------- -----------
                                                              (in millions)
Combined Balance Sheet Data:
Working capital..........................................  $  127.9   $
Total assets.............................................   1,373.7
Total long-term debt.....................................       --
Stockholder's equity.....................................     642.0

--------
(1) EBITDA consists of income from continuing operations before interest and income taxes plus depreciation of property, plant and equipment and amortization of other long-term assets, primarily intangibles of acquired companies. EBITDA is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. Additionally, our EBITDA calculation may not be comparable to other similarly titled measures of other companies. We have included EBITDA as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures.
(2) Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.
(3) Average segment operating capital employed is a two-point average of segment operating capital employed as of the beginning and end of the year. Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate and other assets, which are principally cash equivalents, last-in, first-out inventory reserves, deferred income tax benefits, intercompany eliminations, property, plant and equipment not attributable to a specific segment and credits relating to the sale of receivables. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, restructuring reserves, intercompany eliminations, reserves for discontinued operations and deferred gains on the sale and leaseback of equipment. Average segment operating capital employed is not a measure of financial position under generally accepted accounting principles. You should not consider it in isolation from, or as a substitute for, stockholder's equity prepared in accordance with generally accepted accounting principles or as a measure of financial position. Our management views average segment operating capital employed as a primary measure of segment capital.

                                  RISK FACTORS

      You should carefully consider the following risks and the other information contained in this prospectus, including the combined financial statements and related notes, before investing in our common stock. If any of the events described below were to occur, our business, prospects, financial condition, results of operations or cash flow could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Industry-Related Risks

Demand for Energy Systems' systems and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

      Energy Systems is substantially dependent on conditions in the oil and gas industry and that industry's willingness and ability to spend capital on the exploration for and development of crude oil and natural gas. Any substantial or extended decline in these expenditures may result in the reduced discovery and development of new reserves of crude oil and natural gas, which could adversely affect demand for Energy Systems' systems and services. The level of these capital expenditures is generally dependent on current and anticipated crude oil and natural gas prices, which have been characterized by significant volatility in recent years. Crude oil and natural gas prices are affected by many factors, including:

    .  the level of exploration and production activity;

    .  worldwide economic activity;

    .  interest rates and the cost of capital;

    .  environmental regulation;

    . the policies of national governments with respect to energy and crude oil and natural gas exploration and production, including taxation and other related legislation;

    . actions taken by, and effectiveness of coordination among, members of the Organization of Petroleum Exporting Countries, or OPEC;

    .  the cost of producing crude oil and natural gas;

    .  the cost of developing alternative energy sources;

    .  weather conditions; and

    .  technological advances.

Demand for Specialty Systems' systems and services is significantly dependent upon our customers' expenditures for capital equipment, and a prolonged, substantial reduction in those expenditures could adversely affect the demand for our systems and services.

      Specialty Systems is greatly affected by changes in the levels of expenditures by food processing companies and air transportation companies for capital equipment. These changes are influenced by a number of factors, many of which are beyond our control, such as our customers' overall profitability. Other factors influencing food processing companies' expenditures for capital equipment include the demand for processed and frozen foods, conditions in the agricultural sector affecting food prices and public perception of food safety and contamination. In the air transportation industry, the level of expenditures for capital equipment depends on, among other factors, jet fuel prices, the level of passenger and air freight activity and changes in foreign and domestic regulation of the air transportation industry. If these expenditures by our customers decline, Specialty Systems may experience reduced demand for its systems and services. A prolonged or widespread reduction in the demand for Specialty Systems' systems and services could have a significant adverse impact on our results of operations or our financial condition.

We may lose money on fixed-price contracts.

      As is customary for several of the business areas in which we operate, many of our long-term contracts with our customers are performed on a fixed-price basis. Under these contracts, we are typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. Our actual costs and any gross profit realized on these fixed-price contracts will often vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

    .  errors in estimates or bidding;

    .  changes in availability and cost of labor and materials; and

    .  variations in productivity from our original estimates.

      These variations and the risks inherent in our projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a significant impact on our operating results.

The industries in which we operate or have operated expose us to potential liabilities that may not be covered by insurance.

      Energy Systems is subject to inherent risks, such as equipment defects, malfunctions and failures, equipment misuse and natural disasters that can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, wrongful death, product liability, property damage, pollution and other environmental damages. Through Specialty Systems, we are also subject to potential liabilities arising from sources, such as the manufacture and use of food processing and air transportation systems and services. The use of our systems or services could subject us to significant liability for personal injury, wrongful death, product liability or commercial claims. Although we have obtained insurance against many of these risks, we cannot assure you that our insurance will be adequate to cover our liabilities. Further, we cannot assure you that insurance will be generally available in the future or, if available, that premiums will be commercially justifiable. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations or financial condition could be materially adversely affected. In addition, under the terms of the separation and distribution agreement, we will retain specified self-insured product liabilities associated with selected discontinued businesses of FMC Corporation related to past operations, primarily the construction equipment, marine and rail and mining equipment divisions.

Our customers' industries are undergoing continuing consolidation that may impact our results of operations.

      Each of the oil and gas, food processing and air transportation industries is rapidly consolidating. As a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our systems and services. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our results of operations or our financial condition. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

We may be unable to successfully compete with other companies in our industries.

      The oilfield services, food processing equipment and air transportation equipment industries are highly competitive. Some of our competitors are large national and multinational companies that may have significantly greater financial resources than we do. Like us, many of our competitors offer a wide variety of systems and services. If these competitors substantially increase the resources they devote to developing and marketing competitive systems and services, we may not be able to compete effectively. Similarly, consolidation among our competitors could enhance their system and service offerings and financial resources, further intensifying competition.

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our systems and services or restrict our operations.

      Our business and our customers' businesses may be significantly affected by:

    . U.S. federal, state and local and foreign laws and other regulations relating to the oil and gas, food processing and air transportation industries and companies operating globally;

    .  changes in these laws and regulations; and

    .  the level of enforcement of these laws and regulations.

      We depend on the demand for our systems and services from oil and gas companies. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. For example, the adoption of laws and regulations curtailing exploration and development for drilling for crude oil and natural gas in our areas of operation for economic, environmental or other policy reasons could adversely affect our operations by limiting demand for our systems and services.

      In light of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial condition may be adversely affected.

Our businesses and our customers' businesses are subject to environmental laws and regulation that may increase our costs, limit the demand for our systems and services or restrict our operations.

      Our operations and the operations of our customers are also subject to U.S. federal, state and local and foreign laws and regulations relating to the protection of the environment. These environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. In addition, environmental laws and regulations could limit our customers' exploration and production activities. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future. These laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect our operations.

      Current environmental laws and regulations restrict the amount and types of substances that we can release into the environment. Compliance with these and any future environmental laws and regulations could require significant capital investments in pollution control equipment or changes in the way we make our systems. In addition, because we use hazardous and other regulated materials in our product development programs and manufacturing processes, we are subject to risks of accidental contamination, personal injury claims and civil and criminal fines. For example:

    . We are currently remediating two plant sites for which we have reserved approximately $3 million.

    . We are a potentially responsible party at several disposal sites for which we estimate the aggregate liability will be immaterial.

    . We have agreed to indemnify FMC Corporation for any liability associated with contamination from past operations at all properties to be transferred from FMC Corporation to us and at selected sites used in our former businesses for which we are not aware of any material liability.

      Some environmental laws and regulations provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with applicable laws and regulations at the time the acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to our earnings, financial condition or cash flow.

Business-Related Risks

Disruptions in the political and economic conditions of the foreign countries in which we conduct business or fluctuations in foreign currency exchange rates could adversely affect our business or results of operations.

      We operate significant manufacturing facilities in 14 countries other than the United States, and our international operations account for approximately 60% of our 2000 revenue. Multiple factors relating to our international operations and to particular countries in which we operate could have an adverse effect on our financial condition or results of operations. These factors include:

    .  changes in political, regulatory or economic conditions;

    .  trade protection measures and price controls;

    .  import or export licensing requirements;

    .  economic downturns, civil disturbances or political instability;

    .  currency restrictions;

    .  nationalization and expropriation; and

    .  potentially burdensome taxation.

      Because a significant portion of our revenue is denominated in foreign currencies, changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders' equity. We prepare our combined financial statements in U.S. dollars, but a significant portion of our earnings and expenditures are denominated in other currencies. Although we may seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we cannot assure you that our efforts will be successful. To the extent we sell our systems and services in foreign markets, currency fluctuations may result in our systems and services becoming too expensive for foreign customers.

We expect to supplement our internal growth through strategic combinations, and our success depends on our ability to successfully integrate, operate and manage these acquired businesses and assets.

      We expect to supplement our internal growth through strategic combinations, asset purchases and other transactions that complement or expand our existing businesses. Each of these transactions involves a number of risks, including:

    . the diversion of our management's attention from our existing businesses to integrating the operations and personnel of the acquired or combined business or joint venture;

    . possible adverse effects on our operating results during the integration process; and

    . our possible inability to achieve the intended objectives of the transaction.

      We may hire additional employees in connection with these acquisitions or joint ventures. We may not be able to successfully integrate all of the newly hired employees, or profitably integrate, operate, maintain and manage our newly acquired operations in a competitive environment. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

      We may seek to finance an acquisition through borrowings or through the issuance of new debt or equity securities. If we make a relatively large acquisition, we could deplete a substantial portion of our financial resources to the possible detriment of our other operations. Any future acquisitions could also dilute the equity interests of our stockholders, require us to write off assets for accounting purposes or create other undesirable accounting results, such as significant expenses for amortization or impairment of goodwill or other intangible assets.

Due to the type of contracts we enter into, the cumulative loss of several major contracts may have an adverse effect on our results of operations.

      We often enter into large, project-oriented contracts or long-term equipment leases that, collectively, represent a significant portion of our revenues. These agreements may be terminated or breached, or our customers may fail to renew these agreements. If we were to lose several key agreements over a relatively short period of time and if we were to fail to develop alternative business opportunities, we could experience a significant adverse impact on our results of operations or our financial condition.

Loss of our key management and other personnel could impact our business.

      We depend on our senior executive officers and other key personnel. The loss of any of these officers or key personnel could adversely affect our operations. In addition, competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable systems and services.

Our business could be adversely affected by competing technology.

      Technology is an important component of our business and growth strategy, and our success as a company depends to a significant extent on the development and implementation of new product designs and improvements. Whether we can continue to develop systems and services and related technologies to meet evolving industry requirements and, if so, at prices acceptable to our customers will be significant factors in determining our ability to compete in the industries in which we operate. Many of our competitors are large national and multinational companies that may have significantly greater financial resources than us, and they may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do. Moreover, some of our competitors operate in narrow business areas, allowing them to concentrate their research and development efforts directly on products and services for those areas.

Our failure to comply with the laws and regulations governing U.S. government contracts or the terms of any existing or future U.S. government contracts that we enter into could harm our business.

      We have an agreement relating to the sale of our Next Generation Small Loader, which is a commercial air cargo loader, to the U.S. Air Force, and as a result we are subject to various laws and regulations that apply to companies doing business with the U.S. government. The laws governing U.S. government contracts differ in several respects from the laws governing private contracts. For example, many U.S. government contracts contain pricing terms and conditions that are not applicable to private contracts. Moreover, U.S. defense contracts, in particular, are unilaterally terminable at the option of the U.S. government with compensation for work completed and costs incurred. Contracts with the U.S. government are also subject to special laws and regulations, the noncompliance with which may result in various sanctions. Contractors, sometimes without their knowledge, are subject to investigations by the U.S. government initiated in various ways.

Risks Related to Our Relationship with FMC Corporation

Our historical financial results as business segments of FMC Corporation may not be representative of our results as a separate, stand-alone entity.

      The historical financial information we have included in this prospectus has been carved out from FMC Corporation's consolidated financial statements and does not reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity during the periods presented. FMC Corporation did not account for us, and we were not operated, as a separate, stand-alone entity for the historical periods presented. Our historical costs and expenses reflected on our combined financial statements include an allocation of the historical costs and expenses that FMC Corporation incurred in connection with corporate and general administrative services. This allocation is based on what we and FMC Corporation consider to be reasonable reflections of the historical utilization levels of these services required in support of our businesses. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made adjustments to reflect many significant changes that may occur in our cost structure, funding and operations as a result of the separation, including changes in our employee base, changes in our technology support, changes in our tax structure, potential increased costs associated with reduced economies of scale and potential increased costs associated with being a publicly traded, stand-alone entity. For additional information, see "Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes to those statements.

Our ability to operate our businesses may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions to successfully operate as a stand-alone entity, and we cannot assure you that the transitional services FMC Corporation has agreed to provide us will be sufficient for our needs.

      Historically, our businesses have relied on financial, administrative and other resources of FMC Corporation. After this offering, we will need to create our own financial, administrative and other support systems or contract with a third party to replace FMC Corporation's systems. We have entered into an agreement with FMC Corporation under which FMC Corporation will provide transitional services to us, including services related to information technology systems, treasury, legal, financial and accounting services. Although FMC Corporation is contractually obligated to provide us with these services until the distribution, these services may not be sufficient to meet our needs, and we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have them, after our agreement with FMC Corporation expires. Any failure or significant downtime in our own financial or administrative systems or in FMC Corporation's financial or administrative systems during the transitional period could prevent us from paying our employees, billing our customers or performing other administrative services on a timely basis and could materially harm our business or operations.

After the separation, we may experience increased costs resulting from decreased purchasing power currently provided by our association with FMC Corporation.

      We have been able to take advantage of FMC Corporation's size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. Following the separation and this offering, we will be a smaller and less diversified company than FMC Corporation was prior to the separation, and there is no guarantee that we will have access to financial and other resources comparable to those available to FMC Corporation prior to the separation. As a separate, stand-alone entity, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation.

Our relationship with FMC Corporation may hinder our ability to take advantage of new business opportunities successfully.

      Our ability to take advantage of specific business opportunities is subject to procedures in our Certificate of Incorporation relating to allocation of business opportunities between FMC Corporation and us. Although currently FMC Corporation does not directly compete with us, our Certificate of Incorporation provides that, unless otherwise provided in a written agreement between FMC Corporation and us, FMC Corporation will have no duty to refrain from engaging in the same or similar activities or lines of business as we engage in or propose to engage in at the time of this offering. Furthermore, subject to applicable law, FMC Corporation has no duty to communicate or offer to us any corporate opportunities that come to its attention. As a result, it may be more difficult for us to pursue successfully new business opportunities available to both FMC Corporation and us, which could limit our potential sources of revenue and growth. In addition, we have established procedures in our Certificate of Incorporation that govern the conduct of our directors or officers who also serve as directors or officers of FMC Corporation in the event that any of them acquires knowledge of a corporate opportunity for both FMC Corporation and us. Moreover, our ability to take advantage of specific business opportunities may be affected by FMC Corporation's representation on our Board of Directors and its voting control over us. See "Arrangements Between FMC Technologies and FMC Corporation--Allocation of Corporate Opportunities" for a description of allocation of business opportunities between FMC Corporation and us.

Our relationship with FMC Corporation may limit our ability to obtain additional financing.

      Our business strategy anticipates future acquisitions and development of new technologies. Any acquisition or development project could be subject to our ability to access capital from outside sources on acceptable terms. Until the distribution to its stockholders, FMC Corporation will control our Board of Directors and be able to limit our ability to borrow funds or to issue additional equity. For the distribution of the remaining shares of our common stock to be tax free to FMC Corporation and its stockholders, FMC Corporation must, among other things, own at least 80% of all of our voting power at the time of the distribution. Therefore, prior to the distribution, we will not be able to issue voting securities or convertible debt without FMC Corporation's prior consent, and FMC Corporation is unlikely to give that consent so long as it still intends to distribute the remaining shares. In addition, our ability to issue voting securities and convertible debt will be limited during the thirty months following the date of the distribution due to our need to preserve the tax-free nature of the distribution.

We may have potential business conflicts of interest with FMC Corporation with respect to our past and ongoing relationships that could harm our business operations.

      Conflicts of interest may arise between FMC Corporation and us in a number of areas relating to our past and ongoing relationships, including:

    . labor, tax, employee benefit, indemnification and other matters arising from the separation;

    .  intellectual property matters;

    . solicitation and hiring of employees from each other and recruiting of new employees;

    .  business combinations involving us;

    . business operations or business opportunities of FMC Corporation or us that would compete with the other party's business opportunities;

    . sales or distributions by FMC Corporation of all or any portion of its ownership interest in us; and

    . the nature, quality and pricing of transition services to be provided by FMC Corporation or us.

      Our agreements with FMC Corporation may be amended upon agreement between FMC Corporation and us. During the time that we are controlled by FMC Corporation, FMC Corporation may be able to require us to agree to amendments to these agreements. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

Control by FMC Corporation will limit your ability to influence the outcome of matters requiring stockholder approval and could discourage potential acquisitions of us by third parties.

      After the completion of this offering, FMC Corporation will own more than 80% of our outstanding common stock. Although FMC Corporation has advised us that it currently intends to distribute its remaining ownership interests in us to its stockholders prior to the end of 2001, we cannot assure you that this will occur. As long as FMC Corporation owns a majority of our outstanding common stock, FMC Corporation will have the power to elect our entire Board of Directors and take stockholder action without the vote of any other stockholder. As a result, FMC Corporation will control all matters affecting us, including:

    . the composition of our Board of Directors and, through our Board of Directors, the making of decisions with respect to our business direction and policies, including the appointment and removal of our officers;

    . any determinations with respect to mergers or other business combinations;

    .  our acquisition or disposition of any or all of our assets;

    .  our capital structure;

    .  changes to the agreements providing for the separation;

    .  the payment of dividends on our common stock;

    .  determinations with respect to our tax returns; and

    .  other aspects of our business direction and policies.

      A majority of our directors following the offering will be directors or officers of FMC Corporation, including Robert N. Burt, who is Chairman and Chief Executive Officer of FMC Corporation, and Joseph H. Netherland, who is President and a director of FMC Corporation. FMC Corporation's voting control and board influence may discourage many types of transactions involving a change of control, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. Furthermore, FMC Corporation is not prohibited from selling a controlling interest in us to a third party.

Our directors and executive officers may have potential conflicts of interest because of their ownership of FMC Corporation common stock and positions with FMC Corporation.

      Our executive officers and some of our directors own a substantial amount of FMC Corporation common stock and options to purchase FMC Corporation common stock. In addition, a majority of our directors serve as officers or directors of FMC Corporation, and several of our executive officers may continue to serve as officers or directors of FMC Corporation until the distribution, if the distribution occurs. Robert N. Burt, our Chairman, will continue to be Chairman and Chief Executive Officer of FMC Corporation, Joseph H. Netherland, our President, Chief Executive Officer and a director, will continue to be President and Director of FMC Corporation, William H. Schumann III, our Senior Vice President, Chief Financial Officer and a director, will continue to be Senior Vice President and Chief Financial Officer of FMC Corporation, and Michael W. Murray, our Chief Human Resource Officer, will continue to be Vice President--Human Resources of FMC Corporation. Ownership of FMC Corporation common stock by our directors and officers after the separation and the presence of FMC Corporation officers and directors on our Board of Directors and in our senior management could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for FMC Corporation than they do for us. In addition, our executive officers who are serving in officer positions at FMC Corporation may not be able to devote the same exclusive attention or efforts to our operations and business that individuals serving solely as our officers would be able to do.

Our business and your investment in our common stock may be adversely affected if FMC Corporation does not complete the distribution, because we would remain subject to control by FMC Corporation.

      Although FMC Corporation has advised us that it currently intends to complete the distribution by the end of 2001, we cannot assure you whether or when the distribution will occur. In certain circumstances, FMC Corporation in exercising its fiduciary duties to its stockholders may need to alter or amend its course of action. FMC Corporation's obligation to complete the distribution is subject to receipt of a favorable ruling from the Internal Revenue Service to the effect that the distribution will be tax free to FMC Corporation and its stockholders for U.S. federal income tax purposes and final approval of the distribution by the FMC Corporation Board of Directors, among other conditions. At the time of this offering, FMC Corporation does not have a ruling from the IRS regarding the tax treatment of the distribution. If FMC Corporation does not obtain a favorable tax ruling, FMC Corporation may not make the distribution in the expected time frame or, perhaps, at all. In order for the distribution to be tax free, FMC Corporation must satisfy various requirements, including owning at least 80% of all of our voting power at the time of the distribution.

      In addition, until the distribution occurs, the risks discussed in this prospectus relating to FMC Corporation's control of us and the potential business conflicts of interest between FMC Corporation and us will continue to be relevant to you. If the distribution is delayed or not completed at all, the liquidity of shares of our common stock in the market may be constrained unless and until FMC Corporation elects to sell some of its significant ownership into the public market. A lack of liquidity in our common stock may affect our stock price.

If we take actions that cause the distribution to fail to qualify as a tax-free transaction, we will be required to indemnify FMC Corporation for any resulting taxes, which may prevent or delay a change of control of us after the distribution.

      FMC Corporation has advised us that it intends to distribute its shares of our common stock to its stockholders before the end of 2001. Prior to completing the distribution, FMC Corporation has advised us that it intends to obtain a favorable ruling from the IRS to the effect that the distribution will be tax free to FMC Corporation and its stockholders for U.S. federal income tax purposes. Under the tax sharing agreement between FMC Corporation and us, if we breach any representations in the tax sharing agreement relating to the ruling, take or fail to take any action that causes our representations in the tax sharing agreement relating to the ruling to be untrue or engage in a transaction after the distribution that causes the distribution to be taxable to FMC Corporation, we will be required to indemnify FMC Corporation for any resulting taxes. The amount of any indemnification payments would be substantial, and we likely would not have sufficient financial resources to achieve our growth strategy after making those payments.

      Current tax law generally provides for a presumption that the distribution, if it occurs, may be taxable to FMC Corporation if we undergo or enter into an agreement that would cause us to undergo a 50% or greater change in stock ownership during a four-year period beginning on the date that begins two years before the date of the distribution. Under the tax sharing agreement, FMC Corporation is entitled to require us to reimburse any tax costs incurred by FMC Corporation as a result of a transaction resulting in a change in control of us. These costs may be so great that they delay or prevent a strategic acquisition or change of control of us. The applicable tax law is relatively new and undeveloped, and final interpretive regulations have not yet been issued.

Our agreements with FMC Corporation may be less favorable to us than if they had been negotiated at arm's length.

      We negotiated and signed our agreements with FMC Corporation while we were a wholly owned subsidiary of FMC Corporation. If each of these agreements had been negotiated at arm's length, they may have been more favorable to us. The allocation of assets and liabilities between FMC Corporation and us may not reflect what two unaffiliated parties would have agreed to, and it is possible that we may be required to indemnify FMC Corporation for liabilities, or may not receive assets, related to our business or that we may be responsible for liabilities unrelated to our business.

Persons may seek to hold us responsible for liabilities of FMC Corporation that we did not assume in our agreements.

      In the separation, FMC Corporation will retain all of its liabilities that we do not assume under our agreements with FMC Corporation. Persons may seek to hold us responsible for FMC Corporation's retained liabilities, such as environmental contamination liabilities relating to FMC Corporation's discontinued businesses or environmental or other liabilities relating to FMC Corporation's chemical businesses. Under the agreements, FMC Corporation has agreed to indemnify us for claims and losses relating to its retained liabilities. However, if those liabilities are significant and we are held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from FMC Corporation.

Risks Related to the Securities Markets and Ownership of Our Common Stock

The price of our common stock may be subject to wide fluctuations and may trade below the initial public offering price.

      Before this offering, there has not been a public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss under "Underwriting." This price may not be indicative of the market price of our common stock after this offering. We cannot assure you that you will be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are the risk factors described in this section and other factors including:

    . quarterly variations in our operating results compared to market expectations;

    . changes in expectations as to our future financial performance, including financial estimates by securities analysts;

    . strategic moves by us or our competitors, such as acquisitions or restructurings; and

    .  general market conditions.

      Stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our organizational documents and our rights agreement as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

      Our Certificate of Incorporation and Bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our Board of Directors. These provisions include supermajority voting requirements for our stockholders to remove directors and amend our organizational documents, a classified board of directors and limitations on actions by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder actions by written consent, become effective once FMC Corporation no longer controls us. In addition, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Our rights agreement imposes a significant penalty on any person or group that acquires 15% or more of our outstanding common stock without the approval of our Board of Directors. These restrictions under Delaware law and our rights agreement do not apply to FMC Corporation so long as it holds 15% or more of our common stock. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Our share price may decline because of the ability of FMC Corporation and others to sell shares of our common stock.

      Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of our common stock.

      After this offering, we will have        outstanding shares of common
stock,   % of which will be owned by FMC Corporation, or, if the underwriters
elect to exercise their over-allotment option, we will have       outstanding
shares of our common stock,   % of which will be owned by FMC Corporation.
Additionally, we will have reserved an additional        shares of our common
stock for issuance pursuant to options we expect to grant in connection with this offering. We will also issue options in replacement of all FMC Corporation options held by our employees and former employees and of a portion of the FMC Corporation options held by our directors. FMC Corporation has advised us that it currently intends to complete the distribution by the end of calendar year 2001, subject to receipt of a favorable ruling from the IRS that the distribution will be tax free to FMC Corporation and its stockholders for U.S. federal income tax purposes and final approval of the Board of Directors of FMC Corporation, among other conditions. Moreover, FMC Corporation has no contractual obligation to retain its shares of our common stock, except for a limited period described under "Underwriting" during which it will not sell any of its shares of our common stock without the underwriter's consent until 180 days after the date of this prospectus. Subject to applicable U.S. federal and state securities laws, after the expiration of this 180-day waiting period (or before, with consent of the underwriters), FMC Corporation may sell any and all of the shares of our common stock that it beneficially owns or distribute any or all of these shares of our common stock to its stockholders. The separation and distribution agreement grants FMC Corporation the right to require us to register the shares of our common stock it holds in specified circumstances. In addition, after the expiration of this 180-day waiting period, we could sell additional shares of our common stock, subject to FMC Corporation's consent. Any sale or distribution by FMC Corporation or us of our common stock in the public market or to FMC Corporation's stockholders, or the perception that any such sale or distribution could occur, could adversely affect prevailing market prices for the shares of our common stock.

      In connection with this offering, we intend to file a registration
statement on Form S-8 to register        shares of our common stock that are or
will be reserved for issuance under our stock plan.

We do not expect to pay dividends.

      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends may be restricted by any bank credit agreement or indenture we enter into in the future.

You will experience immediate and substantial dilution in net tangible book value per share.

      Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this
offering will experience immediate dilution of $       in pro forma net
tangible book value per share.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      You should not rely on forward-looking statements in this prospectus. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by such words or phrases as "will likely result," "is confident that," "expected," "should," "could," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "intends" or similar expressions, including the negative of those words and phrases. Although these forward-looking statements are based on our management's current views and assumptions regarding future events, future business conditions and the outlook for us based on currently available information, these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. We wish to caution readers not to rely on any of these forward-looking statements, which speak only as of the date made, and we assume no obligation to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

      Our net proceeds from the sale of the        shares of our common stock
in this offering, assuming an initial public offering price of $       per
share, are estimated to be approximately $       million, after deducting
underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our
net proceeds will be approximately $       million. We expect to use the
estimated $       million of net proceeds from this offering to pay off all
amounts that we will assume under FMC Corporation's $200 million 180-day revolving credit facility and a portion of the borrowings under one or more revolving credit facilities that we will assume from FMC Corporation in connection with this offering. If the over-allotment option is exercised in
full, we expect to use the approximately $   million of additional net proceeds
to further reduce the borrowings under these revolving credit facilities. Under the terms of the $200 million 180-day revolving credit facility, the debt to be
repaid matures at the earlier of          , 2001 or seven days after the
closing of this offering and accrues interest at an annual rate of    above the
one-month London Interbank Offer Rate. The terms, maturity and interest rates governing any additional credit arrangements that may be entered into in connection with this offering are not known at this time. The documentation governing these revolving credit facilities will be filed as exhibits to the registration statement of which this prospectus is a part.

                                DIVIDEND POLICY

      We do not intend to pay cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Our Board of Directors will make any future determination regarding the payment of dividends based upon various factors then existing, including:

    . our financial condition, operating results and current and anticipated cash needs;

    .  general economic and business conditions;

    .  our strategic plans and business prospects;

    . legal, contractual and regulatory restrictions on our ability to pay dividends; and

    . other factors that our Board of Directors may consider to be relevant.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2000:

    .  on an historical basis; and

    . on a pro forma as adjusted basis to reflect the assumption or issuance of debt in connection with this offering, the sale of shares of our common stock in this offering at an initial public
       offering price of $      per share and the application of the net
       proceeds from this sale as described under "Use of Proceeds."

      You should read this table together with "Selected Historical Combined Financial and Operating Data," our historical combined financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                           As of December 31,
                                                                  2000
                                                         ----------------------
                                                                     Pro Forma
                                                                    As Adjusted
                                                         Historical (unaudited)
                                                         ---------- -----------
                                                          (in millions, except
                                                           for share amounts)
Cash and cash equivalents...............................   $ 17.8   $
                                                           ------   ----------
Short-term debt.........................................   $ 41.1   $
                                                           ------   ----------
Long-term debt, excluding current portion...............      --    $
                                                           ------   ----------
Stockholder's equity:
  Common stock, $0.01 par value, 1,000 shares
   authorized, issued and outstanding on an historical
   basis, and     shares issued and outstanding on a pro
   forma as adjusted basis (1)..........................      --
  Capital in excess of par value of common stock........      --
  Accumulated other comprehensive loss..................   (111.4)
  Owner's net investment................................    753.4
                                                           ------   ----------
    Total stockholder's equity..........................    642.0
                                                           ------   ----------
    Total capitalization................................   $683.1   $
                                                           ======   ==========

--------
(1) The pro forma as adjusted number of shares of our common stock issued and
    outstanding includes an estimated    shares of our restricted stock that we
    expect to replace all shares of FMC Corporation restricted stock held by our employees and a portion of the shares of FMC Corporation restricted stock held by our directors in connection with this offering. The estimated number of shares of our restricted stock to be issued in respect of FMC Corporation restricted stock is based on the number of shares of FMC Corporation restricted stock that would have been replaced had this
    offering occurred on       , 2001, the closing price per share of FMC
    Corporation common stock of $       on       , 2001 and an assumed offering
    price per share of our common stock in this offering of $   . See
    "Management--Treatment of FMC Corporation Restricted Stock." The number of shares of our common stock does not include options that we expect to grant or replace in connection with the separation.

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

      The following table presents our selected historical and pro forma combined financial data for the periods and dates indicated. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes to those statements included elsewhere in this prospectus. The combined operating results data for the years ended December 31, 1998, 1999 and 2000 and the combined balance sheet data as of December 31, 1999 and 2000 are derived from, and are qualified by reference to, our audited combined financial statements included elsewhere in this prospectus. The combined operating results data for the years ended December 31, 1996 and 1997 and the combined balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our unaudited combined financial data that is not included in this prospectus. The unaudited pro forma financial information gives effect to specified transactions as if those transactions had been consummated on January 1, 2000 or December 31, 2000, as described in "Unaudited Pro Forma Financial Information."

      The historical combined financial information has been carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses and gives effect to allocations of expenses from FMC Corporation. Our historical combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                           Year Ended December 31,
                              -------------------------------------------------
                                1996      1997       1998      1999      2000
                              --------  ---------  --------  --------  --------
                                  (in millions, except per share data)
Combined Statements of
 Income Data:
Revenue.....................  $1,689.7  $ 2,031.6  $2,185.5  $1,953.1  $1,875.2
Cost of sales or services...   1,312.9    1,551.1   1,669.3   1,479.8   1,421.1
Selling, general and
 administrative expenses....     299.9      324.1     337.8     302.4     291.2
Research and development....      41.5       46.7      50.7      51.8      56.7
Asset impairments...........       --        27.0       --        6.0       1.5
Restructuring and other
 charges....................       --        27.9       --        3.6       9.8
Interest expense (income),
 net........................       2.8        3.8       1.9      (0.5)      4.3
                              --------  ---------  --------  --------  --------
Income from continuing
 operations before income
 taxes......................      32.6       51.0     125.8     110.0      90.6
Provision for income taxes..       5.4       34.1      38.6      33.5      22.7
                              --------  ---------  --------  --------  --------
Income from continuing
 operations.................  $   27.2  $    16.9  $   87.2  $   76.5  $   67.9
                              ========  =========  ========  ========  ========
Net income..................  $   35.0  $    16.9  $   87.2  $   71.0  $   67.9
                              ========  =========  ========  ========  ========
Earnings per common share
 from continuing
 operations.................  $         $          $         $         $
                              ========  =========  ========  ========  ========
Pro forma unaudited as
 adjusted diluted earnings
 per common share from
 continuing operations......                                           $
                                                                       ========

Other Financial Data:
Depreciation................  $   48.1  $    48.9  $   49.0  $   46.2  $   41.2
Amortization................      16.3       18.6      17.6      16.1      17.9
EBITDA (1)..................      99.8      122.3     194.3     171.8     154.0
Capital expenditures........      93.5       66.3      59.4      40.9      43.1
Cash flows provided by (used
 in):
 Operating activities of
  continuing operations.....    (270.1)     268.9     223.2     154.3       9.5
 Investing activities.......     (64.2)     (33.1)   (155.6)     (6.5)     63.4
 Financing activities.......     328.3     (237.9)    (65.2)   (135.5)    (90.4)
Order backlog (at year end)
 (2)........................     923.0      988.8   1,133.9     840.6     644.3
Total assets (at year end)..   1,699.2    1,563.7   1,665.1   1,473.2   1,373.7
Long-term debt (at year
 end).......................       8.4        8.3       --        --        --
Average segment operating
 capital employed (3).......     998.1    1,062.4     917.8     832.8     868.4

                                                            December 31, 2000
                                                          ----------------------
                                                                      Pro Forma
                                                          Historical As Adjusted
                                                          ---------- -----------
                                                              (in millions)
Combined Balance Sheet Data:
Working capital..........................................  $  127.9   $
Total assets.............................................   1,373.7
Total long-term debt.....................................       --
Stockholder's equity.....................................     642.0

                                                   (footnotes on following page)

--------
(1) EBITDA consists of income from continuing operations before interest and income taxes plus depreciation of property, plant and equipment and amortization of other long-term assets, primarily intangibles of acquired companies. EBITDA is not a measure of financial performance under generally accepted accounting principles. You should not consider it in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. Additionally, our EBITDA calculation may not be comparable to other similarly titled measures of other companies. We have included EBITDA as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures.

(2) Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

(3) Average segment operating capital employed is a two-point average of segment operating capital employed as of the beginning and end of the year. Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate and other assets, which are principally cash equivalents, last-in, first-out reserves, deferred income tax benefits, intercompany eliminations, property, plant and equipment not attributable to a specific segment and credits relating to the sale of receivables. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, restructuring reserves, intercompany eliminations, reserves for discontinued operations and deferred gains on the sale and leaseback of equipment. Average segment operating capital employed is not a measure of financial position under generally accepted accounting principles. You should not consider it in isolation from, or as a substitute for, stockholder's equity prepared in accordance with generally accepted accounting principles or as a measure of financial position. Our management views average segment operating capital employed as a primary measure of segment capital.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The unaudited pro forma combined statement of income and unaudited pro forma condensed combined balance sheet have been prepared to reflect the following adjustments to our historical results of operations and to give effect to the following transactions as if those transactions had been consummated on January 1, 2000 for statement of income purposes and on December 31, 2000 for balance sheet purposes:

    .  our assumption and or issuance of $    million of debt in connection
       with this offering;

    .  our sale of     shares of common stock in this offering at an assumed
       initial public offering price of $     per share;

    .  our use of the assumed $    million net proceeds from this offering
       to pay off a portion of the assumed or issued debt; and

    . the replacement of all FMC Corporation restricted stock held by our employees and a portion of the FMC Corporation restricted stock held by our directors with our restricted stock at the time of the closing of the offering.

      The unaudited pro forma combined statement of income and unaudited pro forma condensed combined balance sheet should be read in connection with, and are qualified by reference to, our combined financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. We believe that the assumptions used in the preparation of this unaudited pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the transactions discussed above. The unaudited pro forma combined statement of income and unaudited pro forma condensed combined balance sheet are not necessarily indicative of the results that would have been reported had such events actually occurred on the dates described above, nor are they indicative of our future results.

                                               Year Ended December 31, 2000
                                            ------------------------------------
                                                        Pro Forma     Pro Forma
Unaudited Pro Forma Combined Statement of   Historical Adjustments   As Adjusted
 Income                                     ---------- -----------   -----------
                                            (in millions, except share and per
                                                      share amounts)

Revenue...................................   $1,875.2   $             $
Cost of sales or services.................    1,421.1
Selling, general and administrative
 expenses.................................      291.2           (1)
Research and development..................       56.7
Asset impairments, restructuring and other
 charges..................................       11.3
                                             --------
  Total costs and expenses................    1,780.3
                                             --------
Income from continuing operations before
 interest income, interest expense and
 income taxes.............................       94.9
Interest income...........................        2.3
Interest expense..........................        6.6           (2)
                                             --------
Income from continuing operations before
 income taxes.............................       90.6
Provision for income taxes................       22.7           (3)
                                             --------
Income from continuing operations.........   $   67.9   $             $
                                             ========   ========      ========
Unaudited pro forma as adjusted basic
 earnings per common share from continuing
 operations...............................                            $
                                                                      ========
Shares used in computing unaudited pro
 forma as adjusted basic earnings per
 common share from continuing operations...                                   (4)
                                                                      ========
Unaudited pro forma as adjusted diluted
 earnings per common share from continuing
 operations...............................                            $
                                                                      ========
Shares used in computing unaudited pro
 forma as adjusted diluted earnings per
 common share from continuing operations..                                    (5)
                                                                      ========

(1) Reflects incremental compensation expense expected to be incurred as a result of the replacement of all FMC Corporation restricted stock held by our employees and a portion of the FMC Corporation restricted stock held by our directors with our restricted stock in connection with this offering.

(2) Reflects interest expense associated with approximately $       million of
    debt that will be issued or assumed in connection with this offering less amounts repaid with the proceeds of this offering as described in footnote
    (2) to the unaudited condensed combined balance sheet. The interest expense assumes that these amounts were outstanding as of January 1, 2000 and remained outstanding for the entire period. Such debt was assumed to carry
    an effective interest rate of     %. A one-eighth percent variance in that
    interest rate would have increased or decreased interest expense by
    approximately $    .

(3) The effect of taxes on the pro forma adjustments has been recognized using a blended statutory U.S. federal and state rate of 39%.

(4) Unaudited pro forma as adjusted earnings per common share from continuing operations has been calculated in accordance with the Securities and Exchange Commission rules for initial public offerings. These rules require that the weighted average share calculation gives retroactive effect to any changes in our capital structure as well as the number of shares whose proceeds will be used to pay any dividend or repay any debt as reflected in the pro forma adjustments. It is anticipated that all of the proceeds from the initial public offering will be used to repay debt. Therefore, pro
    forma weighted average shares are comprised of       shares of our common
    stock outstanding and       shares of our common stock included in the
    proposed offering assuming all such shares are outstanding as of January 1, 2000.

(5) Unaudited pro forma as adjusted diluted earnings per common share from continuing operations is computed using unaudited pro forma as adjusted income from continuing operations divided by the assumed number of shares
    outstanding of      . This share amount is calculated assuming that (a)
    prior to the offering       shares of our common stock are outstanding, (b)
    we sell       shares in this offering and (c) the dilutive effect of our restricted stock to be issued to our employees and directors in replacement
    of FMC Corporation restricted stock is       shares upon completion of this
    offering.

                                                  As of December 31, 2000
                                          ---------------------------------------
                                                      Pro Forma        Pro Forma
Unaudited Pro Forma Condensed Combined    Historical Adjustments      As Adjusted
Balance Sheet                             ---------- -----------      -----------
                                                    (in millions)
Assets
Current assets:
Cash and cash equivalents................  $   17.8
Trade receivables, net...................     328.9
Inventories..............................     254.8
Other current assets.....................      91.8
                                           --------
  Total current assets...................     693.3
Property, plant and equipment, net.......     257.3
Other assets.............................     423.1
                                           --------
  Total assets...........................  $1,373.7
                                           ========

Liabilities and stockholder's equity
Current liabilities:
Accounts payable, trade and other........  $  328.3
Other current liabilities................     237.1
                                           --------
  Total current liabilities..............     565.4
Other liabilities........................     166.3
Long-term debt...........................       --             (1)(2)
Stockholder's equity:
Common stock, $0.01 par value, 1,000
 shares authorized, issued and
 outstanding on an historical basis, and
         shares issued and outstanding on
 a pro forma as adjusted basis...........       --
Capital in excess of par value of common
 stock...................................       --             (2)
Accumulated other comprehensive loss.....    (111.4)
Owner's net investment...................     753.4            (1)(2)
                                           --------
  Total stockholder's equity.............     642.0
                                           --------
    Total liabilities and stockholder's
     equity..............................  $1,373.7
                                           ========

(1) Reflects the assumption or issuance by us in connection with the offering
    of $    million of debt resulting in an increase in our long-term debt and a reduction in our owner's net investment.

(2) Reflects (a) our sale of         shares of common stock in this offering at
    an assumed initial public offering price of $     per share, which, after
    deducting estimated underwriting discounts and offering expenses payable by
    us, will result in net offering proceeds of $    million, and (b) the use
    of these net proceeds to pay off a portion of our debt.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

      The following information should be read in conjunction with the selected historical combined financial and operating data and the accompanying combined financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Information."

Overview

    Our Separation from FMC Corporation

      On October 31, 2000, FMC Corporation announced its intention to reorganize its Energy Systems and Specialty Systems businesses as a new company, FMC Technologies, Inc., and to cause us to sell up to 19.9% of our common stock in an initial public offering. FMC Technologies, Inc. was incorporated in Delaware on November 13, 2000 and currently is a wholly owned subsidiary of FMC Corporation. After the completion of this offering, FMC
Corporation will own approximately   % of our outstanding common stock, or % if
the underwriters exercise their over-allotment option in full. FMC Corporation has advised us that it currently intends to distribute its remaining ownership interest in us to common stockholders of FMC Corporation. If completed, the distribution, as previously announced, is expected to take the form of a spin-off in which FMC Corporation distributes all of our common stock that it owns through a special dividend to FMC Corporation common stockholders. If circumstances change, FMC Corporation may distribute its remaining ownership interest in us through an exchange offer by FMC Corporation, in which its common stockholders would be offered the option of tendering some or all of their shares in exchange for our common stock, and a subsequent spin-off of FMC Corporation's remaining ownership interest in us. FMC Corporation has advised us that it does not intend to complete the distribution unless it receives a favorable tax ruling from the IRS as to the tax-free nature of the distribution for U.S. federal income tax purposes and the final approval of the Board of Directors of FMC Corporation, among other conditions. FMC Corporation has also advised us that it currently anticipates that this distribution will occur by the end of calendar year 2001.

      FMC Corporation has advised us that the final determination as to the completion, timing, structure and terms of the distribution will be based on financial and business considerations and prevailing market conditions. In addition, FMC Corporation has advised us that, as permitted by the separation and distribution agreement, it will not complete the distribution if its Board of Directors determines that the distribution is not in the best interests of FMC Corporation and its stockholders. FMC Corporation has the sole discretion to determine whether or not to complete the distribution and, if it decides to complete the distribution, to determine the timing, structure and terms of the distribution. FMC Corporation and we have entered into various agreements governing our relationship following the offering. For a description of these agreements, see "Arrangements Between FMC Technologies and FMC Corporation."

    Our Business

      Energy Systems is a global leader in the provision of subsea drilling and production systems, floating production, surface drilling and production systems for oil and gas companies involved in the exploration and production of crude oil and natural gas. Many of the systems that we provide are for use in the exploration, development and production of crude oil and natural gas reserves located in technologically challenging deepwater environments, which involve water depths of greater than 1,000 feet. We are also a leading provider of specialized, high-performance fluid control systems and products, measurement systems, loading systems and blending and transfer systems to customers involved in the transportation and processing of crude oil, natural gas and refined petroleum-based products.

      The primary factor influencing demand for the exploration and production systems and services that we provide is the exploration and production spending of oil and gas companies, particularly with respect to offshore activities worldwide. Exploration and production spending levels, in turn, depend primarily on current and anticipated future crude oil and natural gas prices, production volumes and oil and gas company operating costs. During 1998, crude oil prices declined to their lowest level in over 12 years, reaching $10.76 per barrel of West Texas Intermediate crude and averaging $14.38 per barrel for the year. This decline resulted in many exploration and production companies canceling or deferring a significant portion of their exploration and development activities. Crude oil prices substantially recovered during the second half of 1999, averaging $23.10 per barrel, and exploration and production companies enjoyed improved operating results and cash flows. Oil prices continued their upward trend through 2000, averaging $30.37 per barrel.

      Energy Systems' financial performance generally has been less affected by short-term market cycles and volatile commodity prices than the financial performance of companies operating in other sectors of the oilfield services industry. Most of the systems that we supply are highly engineered to meet the unique demands of our customers and are typically ordered one or two years prior to installation. We believe that, due to their long lead times and high potential returns, the deepwater projects in which our systems are used typically are not the marginal projects that are more subject to cancellation or delay during periods of low crude oil and natural gas prices. In addition, we believe that Energy Systems is less capital intensive than companies operating in other sectors of the oilfield services industry due to factors such as high engineering content, outsourcing of certain low value-added manufacturing and advance payments received from customers.

      Specialty Systems is a leading supplier of specialized handling and processing systems and services to industrial companies. Demand for Specialty Systems' equipment, systems and services is greatly affected by changes in the levels of capital investment by the largest customers in this segment. These changes are influenced by a number of factors, many of which are beyond our control, such as our customers' overall profitability and general economic conditions. Other factors influencing capital expenditures by food processing customers include the demand for processed and frozen foods, conditions in the agricultural sector affecting price, and public perception of food safety and contamination. The level of expenditures by air transportation customers depends on, among other factors, jet fuel prices, labor costs, the level of passenger and air freight activity, and changes in foreign and domestic regulation of air transportation.

    Outlook

      Worldwide exploration and production spending by oil and gas companies is expected to increase 19.7% in 2001 to $113.5 billion from $94.8 billion in 2000. While revenues from large deepwater exploration and production contracts have been slower to materialize following the recent recovery of crude oil and natural gas prices than we previously expected, we have recently begun to realize benefits from increasing deepwater production spending. During the third quarter of 2000, we signed significant alliance agreements with Agip Exploration and Production and Norsk Hydro to provide systems used in deepwater exploration and production and expect to begin realizing revenue from these agreements in the second half of 2001. In addition, recently we were awarded a $13 million order from Petroleo Brasileiro S.A. for subsea tree systems for two developments off the coast of Brazil, Marlim and Marlim Sul. While we view the increased activity as a positive indicator of strengthening oil and gas industry exploration and production activity, pricing remains competitive. We believe that many of our major oil and gas customers that have announced mergers have essentially completed the integration of the merged entities, and that they will focus on exploration and development efforts, including the development of large offshore deepwater basins.

      Although spending for airline ground support equipment and systems is not expected to change significantly in 2001 from the levels in 2000, increased operating costs for airlines may negatively impact airlines' purchases of capital assets, while more favorable fuel prices could generate incremental opportunities for sales of ground support equipment. In addition, revenues generated from the Next Generation Small Loader Contract with the U.S. Air Force could favorably impact our operating results in 2001 as compared with 2000. The five-year contract is valued at $135 million and has the potential to generate revenue of $458 million over the next 15 years. We also continue to maintain or grow our market share and improve our after-market services to food handling and processing equipment customers. Florida's citrus crops were subjected to below freezing temperatures early in 2001. The projected reduced citrus yields may negatively impact citrus equipment revenues and profitability.

    Basis of Presentation

      FMC Corporation has operated the businesses it will transfer to us in the separation as internal units of FMC Corporation through various divisions and subsidiaries or through investments in unconsolidated affiliates. Our combined financial statements have been carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses. FMC Corporation has provided general and administrative services to our businesses, including accounting, treasury, tax, legal, human resources, information technology and other corporate and infrastructure services. The costs of these services have been allocated to us and included in our combined financial statements based upon the relative levels of use of those services causing the incurrence of the expenses. The expense allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of our utilization of those services. These allocations and estimates, however, are not necessarily indicative of the costs and expenses that would have resulted if we had operated as a separate entity in the past, or of the costs we may incur in the future. For information relating to our relationship with FMC Corporation and services and arrangements between FMC Corporation and us following the separation, see "Arrangements Between FMC Technologies and FMC Corporation." For more information regarding these or other allocations made in connection with the preparation of our combined financial statements, see Note 2 and the other notes to those statements.

      The financial information presented in this prospectus does not reflect the debt or interest expense we would have incurred if we were a stand-alone entity. In addition, the financial information presented in this prospectus may not be indicative of our combined financial position, operating results or cash flows in the future or what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during the periods presented. The financial information presented in this prospectus does not reflect any changes that will occur in our funding or operations as a result of this offering, the distribution and our becoming a stand-alone entity.

RESULTS OF OPERATIONS

      The following table summarizes our combined operating results in 1998, 1999 and 2000, which were derived from our audited combined financial statements included elsewhere in this prospectus. The information contained in the table should be read in conjunction with the selected historical combined financial data and the historical combined financial statements and notes thereto included elsewhere in this prospectus. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, asset impairments and restructuring and other charges (See Note 5 to our combined financial statements), last-in, first-out, or LIFO, inventory adjustments and other income and expense items.

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
                                                          (in millions)
REVENUE
Energy Systems................................... $1,320.9  $1,129.4  $1,037.3
Specialty Systems................................    868.2     826.3     839.5
Eliminations.....................................     (3.6)     (2.6)     (1.6)
                                                  --------  --------  --------
  Total revenue.................................. $2,185.5  $1,953.1  $1,875.2
                                                  ========  ========  ========

SEGMENT OPERATING PROFIT
Energy Systems................................... $   95.2  $   97.1  $   72.4
Specialty Systems................................     72.8      64.2      69.0
                                                  --------  --------  --------
  Total segment operating profit.................    168.0     161.3     141.4
Corporate expenses...............................    (36.4)    (35.3)    (33.7)
Other expense, net...............................     (3.9)     (6.9)     (1.5)
                                                  --------  --------  --------
Operating profit, before asset impairments,
 restructuring and other charges, net interest
 income (expense) and income tax expense.........    127.7     119.1     106.2
Asset impairments................................      --       (6.0)     (1.5)
Restructuring and other charges..................      --       (3.6)     (9.8)
Net interest income (expense)....................     (1.9)      0.5      (4.3)
                                                  --------  --------  --------
  Income from continuing operations, before
   income taxes..................................    125.8     110.0      90.6
Income tax expense...............................     38.6      33.5      22.7
                                                  --------  --------  --------
  Income from continuing operations..............     87.2      76.5      67.9
Discontinued operations, net of income taxes.....      --       (5.5)      --
                                                  --------  --------  --------
  Net income..................................... $   87.2  $   71.0  $   67.9
                                                  ========  ========  ========

    Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

      Revenue. Our total revenue for the year ended December 31, 2000 decreased $77.9 million, or 4.0%, to $1,875.2 million, compared to $1,953.1 million for the year ended December 31, 1999, as a result of declines in Energy Systems' revenue, which were partially offset by increased Specialty Systems' revenue. Energy Systems' revenue in 2000 decreased $92.1 million, or 8.2%, to $1,037.3 million from $1,129.4 million in 1999. Specialty Systems' revenue in 2000 increased $13.2 million, or 1.6%, to $839.5 million, compared to $826.3 million in 1999.

      Lower Energy Systems' revenue in 2000 reflected continued delays by oil and gas companies in the awarding of new contracts for large subsea projects. The delays were attributable in part to restructuring and merger activity in the oil and gas industry and to delays experienced by oil and gas companies in obtaining required government approvals for subsea projects located offshore West Africa. Higher sales of surface wellhead and fluid control equipment in 2000, historically considered a leading indicator of market activity, partly offset the lower subsea revenue.

      Specialty Systems' revenue in 2000 increased compared to revenue in 1999 primarily due to the acquisition of Northfield Freezing Equipment in February 2000, higher sales volumes of food processing and handling equipment, continued growth in our after-market services and higher sales volumes of Jetway(R) systems. These increases were partly offset by lower sales volumes of ground support equipment, such as domestic loaders, deicers and material handling systems, and by lower sales of loaders in Europe and the Middle East, as airlines responded to higher operating costs primarily driven by higher fuel costs, in 2000 by restricting capital purchases. In addition, lower sales volumes of agricultural machinery also partly offset the increased revenue.

      Segment Operating Profit. Total segment operating profit decreased $19.9 million, or 12.3%, to $141.4 million in 2000 from $161.3 million in 1999. Energy Systems' operating profit in 2000 decreased $24.7 million, or 25.4%, to $72.4 from $97.1 million in 1999. Operating profit for Specialty Systems increased $4.8 million, or 7.4%, to $69.0 million in 2000 from $64.2 million in 1999.

      Energy Systems' operating profit in 2000 and 1999 included pre-tax gains of $0.5 million and $4.6 million, respectively, from the sale of assets. Excluding these gains, Energy Systems' operating profits decreased 22.3% to $71.9 million in 2000 from $92.5 million in 1999. This decrease was primarily the result of lower sales volumes of subsea and floating production systems due to delays in the awarding of new contracts by oil and gas companies, and an $8.1 million increase in research and development expense, primarily directed at new subsea market initiatives.

      Specialty Systems' operating profit increased in 2000 as compared to 1999, due primarily to cost reductions, which resulted in part from then-current and prior restructuring activities. Also contributing to the increased operating profit were higher sales volumes of Jetway(R) systems and a cost overrun that occurred in 1999 associated with an international Jetway(R) project. The higher operating profit was partly offset by lower profits on ground support equipment due to reduced margins that were driven by lower sales volumes and changes in customer mix, as well as increased competitive pressure and lower profits on freezer sales, which were negatively affected by customer consolidation.

      Corporate Expenses. Corporate expenses decreased $1.6 million, or 4.5%, to $33.7 million in 2000 from $35.3 million in 1999, due to ongoing and prior restructuring efforts.

      Other Expense, net. Other income and expense is comprised primarily of LIFO inventory adjustments and pension income or expense. Pension and other postretirement benefit expense decreased from $8.7 million in 1999 to $5.2 million as a result of an increase in the discount rate used to calculate pension expense for 2000.

      Asset Impairments and Restructuring and Other Charges. In the second quarter of 2000, we recorded asset impairments and restructuring and other one-time charges totaling $11.3 million before taxes, or $6.9 million after taxes. Asset impairments of $1.5 million were required to write down selected Energy Systems' assets, as estimated future cash flows attributed to these assets indicated that an impairment of the assets had occurred. Restructuring and other one-time charges were $9.8 million before taxes, and included $8.0 million, which resulted primarily from strategic decisions to restructure selected Specialty Systems' operations, and included reductions in force of 236 individuals. Restructuring charges of $1.4 million at Energy Systems included severance costs related to planned reductions in force of 68 individuals as a result of the delay in orders received from oil and gas companies for major systems. Restructuring charges of $0.4 million related to a corporate reduction in force.

      Net Interest Income (Expense). Net interest is associated with cash balances and third-party debt in our operating companies. Because FMC Corporation has historically funded most of its businesses centrally, third-party debt and cash for operating companies have been minimal and are not representative of what our actual debt or cash balances would have been had we been a separate, stand-alone entity. Net interest expense in 2000 was $4.3 million, compared to interest income of $0.5 million in 1999. The increase in net interest expense in 2000 was primarily the result of a reduction of short-term marketable securities in foreign businesses,

      Income Tax Expense. Income tax expense in 2000 was $22.7 million, resulting in an effective tax rate of 25.0%, as compared to income tax expense of $33.5 million and an effective tax rate of 30.4% in 1999. The differences between the effective tax rates for these periods and the statutory U.S. federal income tax rate relate primarily to differing foreign tax rates, foreign sales corporation benefits, incremental state taxes and non-deductible goodwill amortization and expenses. A greater benefit from lower foreign tax rates in 2000 accounted for the overall decreased effective rate compared to 1999.

      Discontinued Operations. In 1999, we recorded a provision for discontinued operations of $9.0 million ($5.5 million after tax) to increase our actuarially-determined product liability reserves associated with discontinued machinery businesses.

      Net Income. Net income in 2000 decreased $3.1 million, or 4.4%, to $67.9 million, compared to $71.0 million in 1999.

      Order Backlog. Our combined order backlog as of December 31, 2000 was $644.3 million, of which $425.1 million was related to Energy Systems and $219.2 million was related to Specialty Systems. Our combined order backlog as of December 31, 1999 was $840.6 million, of which $593.4 million was related to Energy Systems and $247.2 million was related to Specialty Systems. The decline in Energy Systems' order backlog in 2000 as compared with 1999 was primarily related to delays by oil and gas companies in the awarding of new contracts for large subsea projects. The decline in order backlog for Specialty Systems in 2000 as compared with 1999 was primarily due to lower orders for food processing equipment in 2000.

    Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenue. Our total revenue for the year ended December 31, 1999 decreased $232.4 million, or 10.6%, to $1,953.1 million, compared to $2,185.5 million for the year ended December 31, 1998, as a result of declines in both segments' revenue. Energy Systems' revenue in 1999 decreased $191.5 million, or 14.5%, to $1,129.4 million from $1,320.9 million in 1998. Specialty Systems' revenue in 1999 decreased $41.9 million, or 4.8%, to $826.3 million, compared to $868.2 million in 1998.

      Lower Energy Systems' revenue reflected reduced customer exploration and production spending in 1999 compared to 1998, due to lower crude oil and natural gas prices in 1998 and in the first half of 1999. In addition, market uncertainty related to the direction of oil and natural gas prices and consolidation by major oil companies resulted in delays in subsea projects. Energy Systems' revenue in 1999 also declined following the disposition of our Crosby Valve business to a subsidiary of Tyco International Ltd. in 1998. Crosby Valve, which had revenue of $52.5 million through the date of divestiture in July 1998, was not strategically aligned with other Energy Systems businesses. Partly offsetting these declines were higher deliveries relating to the Elf Girassol Angola and Terra Nova Canada projects and higher sales to several of Energy Systems' alliance customers, including Shell Exploration and Production U.S.A. and Exxon.

      The decline in Specialty Systems' revenue in 1999 compared to its revenue in 1998 was partly due to lower domestic sales of cargo loaders, as most of the major airlines completed replacement programs of older fleets in 1998 and returned to more normal purchasing patterns in 1999. In addition, lower sales of freezing systems and the divestiture of our converting equipment product line in 1998 also contributed to the decline in revenue in 1999. These reductions were partially offset by increased sales of food processing equipment to major food processors and increased sales of ground support equipment to European airports and airlines.

      Segment Operating Profit. Total segment operating profit decreased $6.7 million, or 4.0%, in 1999 to $161.3 million, compared to $168.0 million in 1998. Energy Systems' operating profit in 1999 increased $1.9 million, or 2.0%, to $97.1 million from $95.2 million in 1998. Operating profit for Specialty Systems declined $8.6 million, or 11.8%, to $64.2 million in 1999 from $72.8 million in 1998.

      Energy Systems' operating profit in 1999 and 1998 included pre-tax gains of $4.6 million and $16.0 million, respectively, from the sale of assets. Excluding these gains, Energy Systems' operating profit increased by 16.8% from $79.2 million in 1998 to $92.5 million in 1999. Energy Systems' increased operating profit in 1999 compared to 1998 resulted from improved margins driven by product mix and cost reduction efforts.

      Specialty Systems' lower operating profit in 1999 compared to 1998 was a result of lower sales volumes, particularly for loaders, and lower margins for passenger boarding bridge projects due to a cost overrun in 1999 associated with an international Jetway(R) project. These lower revenue and margins were partially offset by higher margins resulting from a higher percentage of Specialty Systems' sales to the food and citrus processing industries and continued growth within our after-market services.

      Corporate Expenses. Corporate expenses decreased $1.1 million, or 3.1%, to $35.3 million in 1999 from $36.4 million in 1998, due to ongoing and prior cost reduction efforts.

      Other Expense, net. Other income and expense is comprised primarily of LIFO inventory adjustments and pension income or expense. Pension and postretirement benefit expense of $8.7 million in 1999 increased from $2.9 million in 1998 because of a decrease in the discount rate used to calculate pension expense in 1999 and a 1999 provision for nonqualified pension benefits.

      Asset Impairments and Restructuring and Other Charges. In the third quarter of 1999, we recorded asset impairments and restructuring and other one-time charges totaling $9.6 million before taxes, or $5.9 million after taxes. Asset impairments of $6.0 million before taxes were required to write-down selected Specialty Systems' assets as estimated future cash flows attributed to these assets indicated that an impairment of the assets had occurred. The restructuring and other one-time charges of $3.6 million before taxes resulted primarily from strategic decisions to divest or restructure selected corporate departments and a number of businesses, including selected Energy Systems and Specialty Systems operations.

      Net Interest Income (Expense). Because FMC Corporation has historically funded most of its businesses centrally, third-party debt and cash for operating companies have been minimal and are not representative of what our actual debt or cash balances would have been had we been a separate, stand-alone entity. Net interest income in 1999 was $0.5 million, compared to net interest expense in 1998 of $1.9 million. The reduced net interest expense in 1999 resulted from lower average debt balances.

      Income Tax Expense. Income tax expense in 1999 was $33.5 million, resulting in an effective tax rate of 30.4%, compared to income tax expense of $38.6 million and an effective tax rate of 30.7% in 1998. The differences between the effective tax rates for these periods and the statutory U.S. federal income tax rate relate primarily to differing foreign tax rates, foreign sales corporation benefits, incremental state taxes and non-deductible goodwill amortization and expenses.

      Discontinued Operations. In 1999, we recorded a provision for discontinued operations of $9.0 million ($5.5 million after tax) to increase our actuarially-determined product liability reserves associated with discontinued businesses.

      Net Income. Net income in 1999 decreased $16.2 million, or 18.6%, to $71.0 million, compared to $87.2 million in 1998.

      Order Backlog. Our combined order backlog as of December 31, 1999 was $840.6 million, of which $593.4 million was related to Energy Systems and $247.2 million was related to Specialty Systems. Our combined order backlog as of December 31, 1998 was $1,133.9 million, of which $877.9 was related to Energy Systems and $256.0 million was related to Specialty Systems. The lower order backlog for Energy Systems reflected reduced customer exploration and production spending in 1999 as compared to 1998.

Liquidity and Capital Resources

      We had cash and cash equivalents of $17.8 million and $40.1 million at December 31, 2000 and 1999, respectively. We generated cash from operating activities of $9.5 million in 2000, compared to $154.3 million in 1999 and $223.2 million in 1998. Operating working capital, which excludes cash and cash equivalents, short-term debt and income tax balances, increased $110.4 million from $40.6 million at December 31, 1999 to $151.0 million at December 31, 2000. Our working capital balances vary significantly depending on the payment terms and timing of delivery on key contracts, particularly for Energy Systems' customers. During 1998 and 1999, working capital requirements declined significantly due to favorable advance payment terms on key contracts, many of which were approaching completion in 2000. Working capital requirements rose significantly in 2000 due to the delay by oil and natural gas companies in awarding significant new long-term contracts, and a trend toward lower advance payments.

      During the fourth quarter of 1999, FMC Corporation entered into an accounts receivable financing facility under which accounts receivable are sold without recourse through a wholly owned, bankruptcy remote subsidiary. As part of FMC Corporation, we have participated in the receivable financing facility, which resulted in a reduction of accounts receivable of $38.0 million and $22.3 million on our combined balance sheets at December 31, 2000 and 1999, respectively. Net discounts recognized on sales of receivables are included in selling, general and administrative expenses in the combined statements of income and amounted to $0.1 million and $0.3 million for the years ended December 31, 2000 and 1999, respectively.

      Cash provided by investing activities was $63.4 million in 2000, compared to cash used in investing activities of $6.5 million in 1999 and $155.6 million in 1998, reflecting our receipt of $125.4 million of Tyco preferred stock in 1998 in conjunction with the disposition of Crosby Valve and our subsequent redemption of the Tyco preferred stock in 2000 for $128.7 million, including dividends of $1.2 million. In addition, in 2000, we acquired Northfield Freezing Equipment for $39.8 million in cash and the assumption of liabilities. In 1999, we acquired additional outstanding shares of CBV Industria Mecanica S.A. for $21.7 million and now own approximately 98% of CBV. We continue to evaluate other potential acquisitions, divestitures and joint ventures on an ongoing basis.

      During 2000 and 1999, we entered into agreements for the sale and leaseback of $13.7 million and $29.1 million of equipment, respectively. We received net proceeds of $22.5 million in 2000 and $52.1 million in 1999 in connection with these transactions. Non-amortizing deferred credits were recorded in conjunction with the sale transactions. These credits totaled $31.8 and $23.4 million at December 31, 2000 and 1999, respectively, and are included in other long-term liabilities. For more information on these sale and leaseback transactions, see Note 7 to our combined financial statements.

      Total borrowings were $41.1 million and $12.0 million at December 31, 2000 and 1999. Because FMC Corporation has historically funded most of its businesses centrally, third-party debt and cash for operating companies has been minimal and is not representative of what our actual debt balances would have been had we been a separate stand-alone entity.

      We anticipate that our debt after giving effect to this offering will be
approximately $    million or $    million if the underwriters' over-allotment
option is fully exercised and that the net proceeds will be used to reduce debt. In addition, pursuant to the separation and distribution agreement, this amount will be decreased to reflect net cash generated or increased to reflect net cash utilized by our operations from January 1, 2001 to the closing of this offering. We expect that our debt will consist of one or more of the following: third-party revolving credit facilities, commercial paper, uncommitted bank facilities and medium-term notes.

      We expect to meet our operating needs, fund capital expenditures and potential acquisitions and meet debt service requirements through cash generated from operations and the credit facilities discussed above. Until the date of the offering, we expect to participate in FMC Corporation's accounts receivable financing facility. On or before the completion of this offering, we will discontinue selling receivables under FMC Corporation's accounts receivable financing facility. Consequently, it is expected that receivables will subsequently increase by the amount of receivables sold as of this offering, with a corresponding increase in debt. As of December 31, 2000, approximately $38 million of accounts receivable were sold. Capital spending is forecast to be approximately $60 million for 2001, compared with $43.1 million in 2000.

Derivative Financial Instruments and Market Risks

      We are subject to financial market risks, including fluctuations in currency exchange rates. In managing our exposure to these risks, we may use derivative financial instruments in accordance with the established policies and procedures discussed below. We do not use derivative financial instruments for trading purposes. At December 31, 2000, our derivative holdings consisted primarily of foreign currency forward contracts.

      When we sell or purchase products or services outside the United States, transactions are frequently denominated in currencies other than U.S. dollars. We mitigate our exposure to variability in currency exchange rates when possible through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. Additionally, we initiate hedging activities by entering into foreign exchange forward or options contracts with third parties when natural hedges are not feasible. The maturity dates of the currency exchange agreements that provide hedge coverage are substantially synchronized with those of the underlying purchase or sales commitments.

      To monitor our currency exchange rate risks, we use a sensitivity analysis, which measures the impact on earnings of an immediate 10% devaluation of the foreign currencies to which we have exposure. Based on the sensitivity analysis at December 31, 2000, such a fluctuation in currency exchange rates in the near term would not materially affect our combined operating results, financial position or cash flows. We believe that our hedging activities have been effective in reducing our risks related to historical currency exchange rate fluctuations.

      During September 1998, we entered into $33.0 million of forward contracts to offset risks associated with the portions of our Brazilian investments denominated in the Brazilian real. During the first quarter of 1999, the Brazilian real devalued. Losses from the decline in value of our real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on these forward contracts.

      In connection with the separation, we expect to enter into one or more debt instruments that will subject us to the risk of loss associated with movements in interest rates. We may from time to time enter into arrangements to manage or mitigate interest rate risk utilizing derivative financial instruments.

      For more information on derivative financial instruments, see Notes 3 and 14 to the combined financial statements.

Recently Issued Accounting Pronouncements

      Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for our combined financial statements beginning January 1, 2001. This statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. We expect that our adoption of this statement on January 1, 2001 will result in the recognition of a net loss of approximately $7.2 million after tax in the combined statement of income and a charge of approximately $2.3 million to other comprehensive income in the first quarter of 2001, both of which will be accounted for as the cumulative effect of a change in accounting principle.

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

Conversion to the Euro

      On January 1, 1999, 11 European Union member states adopted the euro as their common national currency. During the transition period ending January 1, 2002, either the euro or a participating country's present currency will be accepted as legal tender. Beginning on January 1, 2002, euro-denominated bills and coins will be issued, and by July 1, 2002, the euro will be the only currency that the member states will use.

      We continue to address the strategic, financial, legal and systems issues related to the various phases of the transition. We are evaluating customer and business needs on a timely basis and are attempting to anticipate and prevent complications related to the conversion. Throughout the transition period, we have incurred and will continue to incur minor costs related primarily to programming changes in our information systems.

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

                                    BUSINESS

Overview

      We design, manufacture and service technologically sophisticated systems and products for our customers through our Energy Systems and Specialty Systems segments. Energy Systems is a leading supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. In addition, Specialty Systems provides technologically advanced handling and processing systems to industrial customers. During the year ended December 31, 2000, we generated $1,875.2 million of revenue, after eliminations. In the year 2000, Energy Systems generated $1,037.3 million of revenue, resulting in a 14.5% compound annual growth rate since 1994, and Specialty Systems generated $839.5 million of revenue, resulting in a 8.5% compound annual growth rate over the same period.

Energy Systems

      Energy Systems is a global leader in the provision of subsea drilling and production systems, including subsea tree systems that control the flow of crude oil and natural gas from the well, systems for floating production solutions and surface drilling and production systems to oil and gas companies involved in the exploration and production of crude oil and natural gas. Many of the systems that we provide are for use in the exploration, development and production of crude oil and natural gas reserves located in technologically challenging deepwater environments, which involve water depths of greater than 1,000 feet. Worldwide exploration and production spending by oil and gas companies has increased from approximately $55.0 billion in 1994 to approximately $94.8 billion in 2000, representing a compound annual growth rate of 9.5%. In addition, worldwide exploration and production spending is expected to increase 19.7% in 2001 to approximately $113.5 billion. More specifically, an external industry survey published in early 2000 projected that subsea tree installations would increase at a compound annual growth rate of 17.0% between 2000 and 2004.

      We are also a leading provider of specialized, high-performance fluid control systems and products, measurement systems, loading systems and blending and transfer systems to customers involved in the transportation and processing of crude oil, natural gas and refined petroleum-based products.

      In subsea systems, our largest business area:

    . We are a major supplier of subsea tree systems and associated services to ExxonMobil Corporation, Shell Exploration and Production Company (USA), Statoil A.S., Total Fina Elf S.A. and Petroleo Brasileiro S.A. These five companies are projected to be among the eight most active developers of subsea oil and gas over the next five years based on projected subsea tree installations.

    . Since 1995, we have installed, or been awarded contracts for the installation of, more subsea tree systems than any other manufacturer.

    . We set six of the ten water depth records established since 1987 for subsea tree installations.

      We supply subsea systems to leading exploration and production companies. We believe that the continuing consolidation in the oil and gas industry will lead to further outsourcing by the major oil companies and the selection of a limited number of vendors. We believe our customers prefer vendors that can provide comprehensive systems and services that are engineered to fit their individual needs--particularly for highly capital-intensive and technologically challenging subsea deepwater projects.

      With our integrated systems for subsea exploration and production, we have aggressively pursued alliances with oil and gas companies that are actively engaged in the subsea development of crude oil and natural gas. Development of subsea fields, particularly in deepwater environments, involves substantial capital investments by our customers. Our customers have sought the security of alliances with us to ensure timely and cost-effective delivery of subsea and other energy-related systems that provide an integrated solution to their needs. Our key subsea alliance customers include Agip Exploration and Production, which is a subsidiary of ENI S.p.A., Norsk Hydro, Shell Exploration and Production Company, Statoil and Unocal Corporation. In addition to these alliances, we are currently supplying subsea trees to Amerada Hess Corporation, Anadarko Petroleum Corporation, BP Amoco p.l.c., ExxonMobil, Kerr-McGee Corporation, Petrobras, Petro-Canada, Total Fina Elf, Vietsopetro and Woodside Petroleum Ltd.

      We have an established presence in more than 30 countries and are involved in all of the world's major subsea crude oil and natural gas basins currently under development. Since 1994, we have installed more than 315 subsea trees, which reside on the ocean floor and are used to control and regulate the flow of crude oil and natural gas from wells. Of the trees that we have installed since 1994, approximately 90% are located off the coast of Brazil, in the Gulf of Mexico, off the coast of West Africa or in the North Sea. Deepwater fields are forecasted to account for 90% of the reserves to be developed in fields off of the coast of Brazil, 89% in the Gulf of Mexico and 45% off the coast of West Africa.

      We have developed our leadership position through our investment in and application of technology to our systems and products. In 1987, we set a world record for the deepest subsea tree completion at 1,348 feet off of the coast of Brazil. Between 1987 and 2000, we set another five world records, and, in March 2001, we expect to set yet another deepwater world record by installing a subsea tree at a depth of approximately 6,200 feet, also off of the coast of Brazil. To maintain our leading technology, between 1994 and 2000, we have increased our research and development spending by an average of 15.7% per year. Our research and development teams have focused on introducing new systems and services that lower our customers' operating costs and capital requirements to access deepwater reserves. To meet the demands of crude oil and natural gas production in increasingly deeper water, we are currently focusing on developing subsea systems for use in up to 10,000 feet of water under conditions that involve extreme well pressures and temperatures. In addition, to enhance the recovery of subsea crude oil and natural gas reserves and improve the financial returns associated with subsea developments, we are developing systems that are intended to lower the cost of intervening into subsea wells and to put subsea processing and other production-related activities on the ocean floor.

      Energy Systems' financial performance generally has been less affected by short-term market cycles and volatile commodity prices than the financial performance of companies operating in other sectors of the oilfield services industry. Most of the systems that we supply are highly engineered to meet the unique demands of our customers and are typically ordered one or two years prior to installation. We believe that, due to their long lead times and high potential returns, the deepwater projects in which our systems are used typically are not the marginal projects that are more subject to cancellation or delay during periods of low crude oil and natural gas prices. In addition, we believe that Energy Systems is less capital intensive than companies operating in other sectors of the oilfield services industry due to factors such as high engineering content, the outsourcing of certain low value-added manufacturing and advance payments received from customers.

    Growth Strategy

      Worldwide spending for the exploration and production of crude oil and natural gas grew from $55.0 billion in 1994 to $94.8 billion in 2000, representing a compound annual growth rate of 9.5%. Worldwide exploration and production spending is expected to increase 19.7% in 2001 to $113.5 billion. More specifically, an external industry survey published in early 2000 projected that subsea tree installations would increase at a compound annual growth rate of 17.0% between 2000 and 2004.

      From 1994 to 2000, Energy Systems' revenue and segment operating profit increased at compound annual rates of 14.5% and 31.8%, respectively. Energy Systems' revenue for 1994 includes the first full year of its ownership of two acquired subsea businesses, Kongsberg Offshore A.S. and SOFEC, Inc. These two acquisitions substantially expanded Energy Systems' scope of subsea products and contributed to the development of our subsea systems and floating production offerings.


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

      We believe that growth in Energy Systems is based upon our ability to supply the integrated systems required by the high-growth deepwater sector of the exploration and production industry. We expect that demand for these systems will continue to increase as exploration and production of crude oil and natural gas in technologically challenging deepwater and remote areas increases. In addition to benefiting from the expected growth in the business areas we serve, we intend to pursue select, complementary acquisitions and the following internal growth strategy:

    . Focus on Technological Innovation. We have increased Energy Systems' research and development spending by a compound annual rate of 15.7% from 1994 to 2000 to $33.8 million in 2000. We believe that our technological innovations have optimized product performance and led to breakthrough installation techniques, yielding substantial cost savings that have helped to make deepwater production and the development of smaller fields an economic reality. We believe that reductions in the total cost of production of an offshore field and the technological challenges posed by ultra-deepwater production have been, and will continue to be, major factors influencing the development of subsea products and services.

    . Develop and Maintain Alliances with Key Customers. We intend to expand our current alliances and form new alliances with other companies active in the oil and gas industry. Our current key subsea alliance customers include Agip Exploration and Production, Norsk Hydro, Shell Exploration and Production Company, Statoil and Unocal. Through our relationships with our customers, we are able to refine and standardize our systems and services over many projects and to optimize offshore installation techniques for the lowest total cost and maximum reservoir recovery.

    . Provide a Broad Package of Systems and Services. We intend to develop and acquire additional systems and services that complement our current offerings and leverage our worldwide infrastructure. As major oil companies increasingly outsource non-core operations, we believe that they will continue to seek suppliers, like us, that can provide an integrated solution to their exploration and production needs through a single-sourced package of related systems and services.

    Industry

      The primary factor influencing demand for the exploration and production systems and services that we provide is the exploration and production spending of oil and gas companies, particularly with respect to offshore activities worldwide. Exploration and production spending levels, in turn, depend primarily on current and anticipated future crude oil and natural gas prices, production volumes and oil and gas company operating costs.

      The oil and gas industry has increasingly focused on deepwater field development. This heightened focus has resulted in increases in new deepwater discoveries, deepwater exploration and production spending, offshore crude oil and natural gas production volume and the number of deepwater drilling rigs. For example, the number of deepwater crude oil and natural gas discoveries has increased from 16 during 1994 to 68 during 1999. Deepwater fields are forecast to account for 90% of the reserves to be developed in fields off of the coast of Brazil, 89% in the Gulf of Mexico and 45% off the coast of West Africa. Since 1978, a total of 40 billion barrels of oil equivalent has been discovered in deepwater locations, and only 4% of those barrels have been produced.

      We estimate that, in 1994, the major oil and gas companies spent approximately 23% of their exploration and production budgets on deepwater activities. We further estimate that, in 2000, they spent approximately 50% of their exploration and production budgets on deepwater activities. This increased exploration and production activity in offshore fields has resulted in significant increases in the amount of crude oil and natural gas produced from offshore areas in recent years. In 1990, worldwide non-OPEC offshore oil production was 10.9 million barrels of oil per day, representing 26% of the worldwide non-OPEC production.

In 2000, worldwide non-OPEC offshore oil production was 19.3 million barrels of oil per day, representing 40% of the worldwide non-OPEC production.

      The oilfield services industry has recognized this movement to offshore and deepwater exploration and production and are investing the capital required to meet the demands of this increasing activity. For example, offshore drilling contractors are increasing the number of drilling rigs capable of operating in deepwater. A drilling rig capable of operating in ultra-deepwater, which involves depths beyond 5,000 feet, represents a significant investment, typically between $160 million and $380 million for a new rig. Since 1994, 41 new drilling rigs were added to operate in ultra-deepwater. This represents approximately a six-fold increase from 1994 levels of drilling rigs with equivalent water depth capabilities.

      The reduction in development costs of crude oil and natural gas and the development of efficient technological solutions in response to the extreme environmental and logistical challenges presented by deepwater have been, and we believe will continue to be, major factors influencing the growth of the subsea oilfield services industry. In addition, consolidation among oil and gas companies, and the cost cutting initiatives that have resulted, have led to more outsourcing of functions previously performed by the oil and gas companies. These factors have driven three principal ongoing trends:

    .  technological improvements and refined installation techniques;

    .  growth in the use of subsea systems and services; and

    . delivery of more integrated systems of related products and services for subsea developments.

      Technological improvements and refined installation techniques. Oil and gas companies have increasingly relied upon more sophisticated technologies to reach remote crude oil and natural gas reserves deep below the ocean's surface. Advances in exploration and production techniques, such as three-dimensional seismic data collection and interpretation, directional drilling, deepwater completion technology and floating production facilities, have contributed significantly to the ability of oil and gas companies to economically recover these remote reserves. For example, oil and gas companies have increasingly used technologically sophisticated floating production platforms, as opposed to fixed platforms, as they permit oil and gas companies to produce, process and offload crude oil and natural gas from offshore fields having widely differing production characteristics and water depths. These include:

    . floating production, storage and offloading vessels, or FPSOs, which are ships fitted with crude oil and natural gas production and processing systems;

    . tension leg platforms, or TLPs, which are floating production and drilling structures that are anchored to the ocean floor with tendons; and

    . SPARs, which are cylindrical floating production and drilling structures anchored to the seabed by a spread mooring pattern of cables.

In 1994, there were only four TLPs and no SPARs in operation worldwide. In 2001, it is anticipated that the number of units in operation worldwide will increase to 14 TLPs and four SPARs. Likewise, currently, there are 72 FPSOs in operation or under construction, as compared to 23 in 1994.

      Growth in the use of subsea products and services. As improved subsea technology has increased the water depths at which this technology may be applied, the number of subsea completions installed each year on a worldwide basis has increased significantly, from 123 in 1994 to an estimated 206 in 2000, representing a 9.0% compound annual growth rate. In addition, oil and gas companies have used subsea technology in conjunction with floating production technology to develop reservoirs where a fixed platform is not economical or practical. These techniques have become increasingly important as cost-efficient methods to recover crude oil and natural gas reserves.

      Delivery of more integrated solutions for subsea developments. To further reduce the cost of subsea developments, oil and gas companies are increasingly relying on a primary subsea contractor to provide extensive project coordination and management. As a result of this trend, engineering, procurement, installation and commissioning, or EPIC, turnkey contracting has emerged as one alternative to customary, segmented contracts. One form of subsea EPIC turnkey contracting involves a single contractor providing global project coordination and management for a broad range of products and services. In EPIC turnkey contracting, significant cost efficiencies can be realized by a primary contractor with extensive internal resources. As such, a primary contractor is generally able to engineer and design integrated systems that have a minimum number of interface gaps between otherwise independent products and systems.

      Consolidation among oil and gas companies, as evidenced by the publicly-announced mergers and acquisitions within the oil and gas sector, has also driven the demand for integrated solutions for subsea developments. These consolidations and the resulting cost-cutting initiatives have led to more outsourcing of functions previously performed by the oil and gas companies, such as project engineering and project management. We believe this will lead to a greater demand for integrated subsea systems and services.

      In addition to the total level of exploration and production of crude oil and natural gas, the spending of oil and gas companies on the delivery and distribution of crude oil and natural gas influences the demand for transportation and processing systems and products. Economic factors influencing this spending include the demand for natural gas, the need for liquid petroleum and natural gas custody transfer solutions, the importation of liquid natural gas, facility upgrades in refineries and distribution terminals and new pipeline construction.

    Systems, Products and Services

      Energy Systems provides customers with systems consisting of a package of technologically sophisticated products and services. We design and manufacture each system to provide our customers with a customized combination of products and services that offer integrated solutions to help solve the problems they face in the exploration, production, transportation and processing of crude oil and natural gas.

      We market our systems through our own sales force comprised of over 150 technically-oriented sales personnel, as well as agents in selected countries who operate on a commission basis. Approximately 40% of Energy Systems' sales are made on a percentage of completion basis as opposed to a "ship and bill" basis.

      Subsea Systems. We are a leading supplier of systems used in the production of crude oil and natural gas reserves located below the ocean's surface. Subsea systems are placed on the seafloor and are used to control the flow of crude oil and natural gas from the reservoir to a host facility, such as an FPSO, TLP, SPAR or fixed platform. A host facility remotely controls the subsea equipment and acts as a distribution hub to receive the crude oil and natural gas produced from the subsea wells. The distance between a subsea system and the host facility can vary from near proximity to 20 or more miles. Subsea systems require sophisticated technology, requiring a high degree of technical expertise and innovation. These systems are designed to withstand exposure to the extreme atmospheric pressure that deepwater environments present as well as internal pressures of up to 15,000 pounds per square inch from the well. For deepwater developments, subsea systems are installed with the assistance of remotely operated vehicles that are deployed from a drilling rig or support vessel.

      We provide integrated subsea development systems, including the initial engineering design studies, subsea completion systems, control systems, manifolds, templates, flow line connection and tie-in systems, installation and workover tools and wellheads. In order to provide these systems and services, we have developed capabilities, such as system and detail engineering, project management and global procurement, manufacturing, construction and testing, as well as field support for installation, commissioning, intervention and maintenance of subsea developments throughout the life of the field.

      Floating Production. We are a global supplier of turret and mooring systems for FPSOs. We also design and supply marine import and export terminals.

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

      A key component of the economical development of offshore crude oil and natural gas reserves is the use of floating production systems as the host facility. An FPSO is one type of floating production system that permits oil and gas companies to produce, process and offload crude oil and natural gas from offshore fields having widely differing production characteristics and water depths. FPSOs typically perform the same function as fixed offshore platforms in the production of crude oil and natural gas, but FPSOs cannot be used as a platform for drilling and heavy well maintenance. In many circumstances, FPSOs provide a number of advantages over fixed platforms. For example, FPSOs are suitable for a wide range of field sizes and water depths, may be reused on more than one development, generally cost less and are easier to install and remove than fixed platforms and may reduce the time from the discovery of crude oil and natural gas to production.

      A typical field development involving an FPSO consists of wells completed using subsea systems that are connected to the FPSO by flexible or rigid pipes referred to as "risers" that carry the crude oil and natural gas from the ocean floor to the vessel. The risers are connected to a turret, which is anchored in place by a mooring system, allowing the FPSO to rotate according to the prevailing weather and sea conditions. The FPSO controls the flow of crude oil and natural gas from the subsea wells through a subsea control system that communicates with each subsea well through an umbilical line. The crude oil and natural gas are pre-processed onboard the FPSO and are exported to shuttle tankers via off-take systems.

      In addition to our capabilities for designing and producing turret and mooring systems, we own a 37.5% interest in MODEC International LLC, a joint venture with a wholly owned subsidiary of Mitsui Group. MODEC International designs and supplies FPSOs and TLPs. Like FPSOs, TLPs provide a number of advantages over fixed platforms, including the ability to operate in a wider range of water depths, generally lower installation and operating costs, ability to reuse on other fields, easier installation and removal and, potentially, a shorter period of time to construct and install. FPSOs are currently used in operations off of the coast of West Africa and Brazil and in the North Sea. Although FPSOs currently are prohibited from being used off the coast of the United States, we believe they will be approved for use in the Gulf of Mexico within the next several years.

      Surface. We provide a full range of surface wellheads and trees for standard and critical service applications. Surface wellhead equipment is used to support the casing and tubing strings in a well. In addition, the surface wellhead equipment contains the well pressure, while the surface tree is used to control and regulate the flow from the well. Our surface products and systems are used worldwide on both land and offshore applications, including TLP and SPAR platforms. Our technical and engineering expertise makes us a leading supplier of critical service products used in difficult climatic conditions, such as Arctic cold or high temperatures. Our surface business supports its customers through leading engineering, manufacturing, field installation support and aftermarket services.

      Fluid Control. We are a leading supplier of flowline products, reciprocating pumps and compact manifold systems for a range of oilfield applications.

      Our flowline products include high-pressure swivels, fittings and valves used by other oilfield services companies in pressure pumping applications. These products provide the conduit between the well service pumps and the wellhead during cementing or well stimulation operations. The high-pressure and corrosive nature of the chemicals used in cementing and well stimulation operations dictates that flow line products typically are replaced frequently.

      Our reciprocating pump product line includes duplex, triplex and quintuplex pumps utilized in a variety of applications. Typical applications include charge pumps for blow-out preventor accumulators, injection pumps for enhanced production and pumps utilized in reverse osmosis systems for producing potable water on offshore and other remote locations. In addition, we are a leading supplier of pumps to the trenchless drilling industry, which has emerged as the primary means of laying fiber optic cable.

      We are a leading supplier of compact production manifolds for the offshore industry. Building upon a uniquely designed family of compact valves and fittings, we assume turnkey responsibility for the design, engineering, manufacturing, fabrication and installation of high-pressure production manifolds suited for applications where weight and space are of paramount importance. As a result, our systems are used throughout the world on offshore fixed platforms, TLPs, SPARs and FPSOs.

      Loading Systems. We are a leading supplier of land and marine-based fluid loading and transfer systems to the oil and gas industry. Our systems are capable of loading and offloading marine vessels transporting a wide range of fluids, such as crude oil, liquefied natural gas and refined products. While these systems are typically constructed on a fixed jetty platform, we also supply advanced loading systems that can be mounted on a vessel to facilitate ship-to-ship loading and offloading operations.

      Measurement Systems. We are a leading supplier of precision measurement systems for use in custody transfer of crude oil, natural gas and refined products. We combine the strength of advanced metering technology with state-of-the-art electronics and supervisory control systems to provide the precise measurement of fluids for purposes such as verifying ownership and determining revenue or tax obligations.

      Blending and Transfer. We are a leading supplier of blending systems for the petroleum industry, and we supply bulk conveying systems to the power industry. Our process and software engineering, mechanical design and project management expertise enables us to execute these projects on a turnkey basis.

Specialty Systems

      Specialty Systems is a leading supplier of specialized handling and processing systems and services to industrial companies. We design, manufacture and service technologically sophisticated food handling and processing systems used for, among other things, convenience food preparation and citrus juice extraction for food processors such as Nestle S.A., Tyson Foods, Inc., and Cargill, Incorporated. In addition, we design, manufacture and service technologically advanced ground support equipment and systems for airlines, airports and air freight companies, such as United Airlines, Inc., Delta Air Lines, Inc. and FedEx Corporation. Our products include citrus juice extraction and commercial freezing systems as well as air cargo loaders and Jetway(R) brand passenger boarding bridges.

      We are a leading supplier of many of these systems and services:

    . We estimate that our equipment processes approximately 75% of the global production of orange juice, freezes approximately 50% of commercially frozen foods on a global basis and sterilizes a significant portion of the world's canned foods.

    . We invented airline passenger boarding bridges and remain the leading supplier of this product. We believe that we also have the largest installed base of air cargo loaders.

      Our historical and current strong positions in business areas in which we operate have provided us the large installed base of systems and equipment. We currently have an installed base of more than 5,800 industrial freezers, 1,200 sterilizer units, 1,000 coating systems, 2,850 juice extractors, 5,500 cargo loaders and 5,000 passenger boarding bridges.

      Specialty Systems' equipment is located in more than 110 countries around the world. Through our global presence, we are able to follow the geographical expansion and consolidation of our customers and continue to provide the same high level of service and aftermarket support around the world.

      We believe that we have leading positions in most of the business areas in which we operate as a result of our application of superior technology to create solutions for our customers' specific requirements. For example, our flat product freezer is a leading technology used for freezing products such as hamburgers. We estimate that our freezers process approximately 60% of the hamburgers sold by McDonald's restaurants. Our continuing presence with our customers in our aftermarket business enables us to tailor our research and development efforts to fit our customers' specific requirements.

    Growth Strategy

      From 1994 to 2000, Specialty Systems' revenue and segment operating profit increased at compound annual rates of 8.5% and 25.3%, respectively.

      We believe Specialty Systems' historical growth resulted from providing technology-based systems and products for food processing and air transportation companies. In addition to benefiting from the expected growth in many of the industry segments we serve, we intend to continue to broaden the scope of systems, equipment and services that we provide. We further intend to leverage our large installed base of products and systems to enhance customer relationships, generate new business and grow our aftermarket equipment and services operations.

    . Provide Broader Solutions. We intend to grow through increasing the scope of systems, equipment and services that we provide to our customers. As our customers continue to consolidate and expand geographically, they are reducing their supplier base and developing stronger relationships with their remaining suppliers. In the fragmented food equipment industry, our strong customer relationships, strong industry position and large installed base give us a unique opportunity to provide our customers additional systems and support. Similarly, as our air transportation customers consolidate, expand geographically and form alliances, our existing customer relationships and technologically advanced systems provide us the customer knowledge, reputation and installed base that will help to further broaden our product, leasing, maintenance, operation and parts supply offerings.

    . Increase Aftermarket Operations. We intend to continue to leverage our large installed base of equipment to grow our aftermarket equipment and services operations to provide improved operational efficiency for our customers. From 1994 to 2000, Specialty Systems' aftermarket revenue increased at a compound annual rate of approximately 10.9%. We provide retrofits to accommodate changing operational requirements and continuous, proactive service, including in some cases on-site personnel.

    Industry

      We currently provide specialized handling and processing systems, primarily to the food processing and air transportation industries.

      These industries are undergoing continuing consolidation. Major food retailers are increasing their purchasing power through combinations. To maintain profitability, food processors are being pressured to become more efficient and to lower costs. As a result, they are consolidating and are seeking technologically sophisticated integrated systems and services, such as those we provide, to maximize the efficiency of their operations, while maintaining high standards of food safety. Significant consolidations and strategic alliances are reshaping the air transportation industry. Five alliances currently represent approximately 50% of the total worldwide passenger traffic. As with the food processors, the air transportation industry is seeking broader solutions to support the efficient use of the airplane fleets.

      The worldwide fleet of airplanes is forecast to grow at a compound annual rate of 4.3% through 2019, primarily driven by global economic development, increased trade and the deregulation of airline markets and supported by growth in both passenger traffic and air cargo. To accommodate this growth, airports, airlines and air freight companies are expected to expand their existing infrastructure. As a result of the projected airline fleet growth and the demand that this growth is placing on current systems and infrastructure, airports, airlines and air freight companies are seeking suppliers that can provide total solutions such as integrated systems and processes to support their primary operations.

      Consumer demand in several segments of the convenience food industry we serve has increased during the last decade, and is expected to continue to grow. For example, worldwide retail sales of frozen ready-meals are forecast to increase at a compound annual rate of 4.5% through 2005. In addition, the fast-food industry is growing, and fast-food companies are expanding geographically. For example, McDonald's international restaurant sales grew at a compound annual rate of 17.0% from 1985 through 1999. This has increased the demand for systems and services that we supply to food processors like H.J. Heinz Company, Tyson, Del Monte Foods Company, Nestle, ConAgra Foods, Inc. and Unilever p.l.c., which in turn supply processed food to food retailers and fast food restaurants.

      We believe that projected growth in these industries and the trend toward consolidation will continue to result in food processors, airlines, airports and air transportation companies outsourcing an increasing amount of non-core services and seeking suppliers to provide integrated systems and products that are technologically advanced, cost-efficient and supported by extensive service capabilities.

    Systems, Products and Services

      We offer a broad portfolio of systems, products and services to our customers. We market our systems through our own sales force comprised of approximately 185 technically oriented sales personnel as well as in some cases, through independent distributors and sales representatives. The majority of Specialty Systems' sales are made on a ship and bill basis as opposed to under percentage of completion contracts. Most of the citrus processing equipment is provided to our customers under full-service leases for which we are paid fixed rates, plus payments based on actual production volumes. The majority of these full-service leases are three to five years in duration and incorporate the provision of equipment and, in many cases, full-time, on-site maintenance personnel. Our customers typically renew these contracts upon expiration.

      Fruit and Vegetable Processing Systems. We are a leading supplier of commercial citrus processing equipment. We estimate that our citrus extraction equipment processes approximately 75% of the global production of orange juice. Our primary products and services include citrus juice extractors, by-product systems and processing plants, and aseptic juice and pulp systems.

      We are also a leading global supplier of sterilization systems used for the production of shelf-stable and pasteurized packaged foods, including fruits, vegetables, soups, milk and a broad range of ready meals. Components of these systems include a filler, a closer, a sterilizer and a control system. In addition, we are among the leading suppliers of tomato processing equipment.

      Freezing Systems. We are the largest supplier of industrial freezing equipment to the world's food processing industry. We estimate that our industrial freezer equipment freezes about 50% of commercially frozen foods on a global basis. We design, assemble and sell a number of industry-leading freezing technologies, including fluidization, self-stacking spiral and flat product freezing technologies. Our equipment is used for a variety of frozen food products, such as meat, seafood, poultry, bakery products, ready-meals, fruits, vegetables and dairy products.

      Convenience Food Systems. We manufacture and supply an array of equipment and services that enable us to provide integrated coating and cooking systems for a variety of convenience foods. We believe that our installed base of systems produces more meat, seafood and poultry products in North America than that of any other supplier. Our products include continuous batter-breading, frying and oven-cooking equipment. In addition, we supply complete processing lines for the production of french fries and potato chips.

      Air Cargo Loaders. We are a leading supplier of air cargo loaders to commercial airlines and airfreight service providers. Our loaders service wide-body jet aircraft and can be configured to lift up to 30 tons. We provide what we believe to be the loader of choice for most major customers. From 1995 to present, we have been the sole supplier of cargo loaders to FedEx. Our installed base of approximately 5,500 loaders in operation around the world is greater than that of any of our competitors. In addition, in 2000, we were awarded a contract to supply the U.S. Air Force with a commercial air cargo loader known as the Next Generation Small Loader, which is expected to generate revenue of approximately $135 million over the next five years.

      Passenger Boarding Bridges. We manufacture Jetway(R) passenger boarding bridges, which have been a market leader for more than 40 years. We have an installed base of more than 5,000 Jetway(R) passenger boarding bridges.

      Aftermarket Services. We also provide aftermarket services and products for our systems and equipment. We provide retrofits to accommodate changing operational requirements and continuous, proactive service, including, in some cases, on-site personnel. These systems and other services enable us to provide an integrated approach to addressing critical problems faced by our customers. As a result of our relationship with Jetway(R) customers, we developed additional features, such as power and preconditioned air generators and potable water suppliers, that provide comfort for our customers' passengers and are intended to simplify and expedite airplane turn-around at gates.

Research and Development

      The objectives of our research and development programs are to discover new products and business opportunities in relevant fields, and to improve existing products. Worldwide expenditures for research and development by business segment for the three most recent fiscal years were as follows:

                                                                  Year Ended
                                                                 December 31,
                                                               -----------------
                                                               1998  1999  2000
                                                               ----- ----- -----
                                                                 (in millions)
      Energy Systems.......................................... $24.7 $25.7 $33.8
      Specialty Systems.......................................  26.0  26.1  22.9
                                                               ----- ----- -----
        Total................................................. $50.7 $51.8 $56.7
                                                               ===== ===== =====

Intellectual Property

      We own a number of U.S. and foreign patents, trademarks and licenses that are cumulatively important to our business. We own approximately 1,460 U.S. and foreign patents and have approximately 850 patent applications pending in the United States and abroad. Further, we license certain intellectual property rights to or from third parties. We also own numerous U.S. and foreign trademarks and trade names and have approximately 1,040 registrations and pending applications in the United States and abroad. We do not believe that the loss of any one or group of related patents, trademarks or licenses would have a material adverse effect on our overall business.

Competition

      We market our products primarily through our own technically-oriented sales organization, and, in some cases, through independent distributors and sales representatives. We conduct business worldwide in more than 100 countries. Energy Systems competes with other companies that supply subsea systems and floating production products, and with smaller companies that are focused on a specific application, technology or geographical area in our other product areas. Specialty Systems competes with a variety of local and regional companies, which typically are focused on a specific application, technology or geographical area, and with a few large multinational companies.

      We compete by leveraging our industry experience to provide advanced technology, integrated systems, high product quality and reliability and quality aftermarket service. In Energy Systems, we differentiate ourselves by the depth of our industry experience, engineering and design capabilities, product performance, integrated systems, global manufacturing capability, quality, reliability, service and price. In Specialty Systems, we differentiate ourselves on many of the same bases as in Energy Systems--the depth of our industry experience, engineering and design capabilities, product performance, integrated systems, reliability, service and price--and, in the food processing industry in particular, on the basis of yield and hygiene.

Order Backlog

      Our combined order backlog as of December 31, 2000 was $644.3 million, of which $425.1 million was related to Energy Systems and $219.2 million was related to Specialty Systems. Our combined order backlog as of December 31, 1999 was $840.6 million, of which $593.4 million was related to Energy Systems and $247.2 million was related to Specialty Systems. Although we provide many of our systems, equipment and services pursuant to long-term agreements entered into in advance of the delivery of those items to our customers, orders are not entered into order backlog until formally recognized by receipt of a confirmed customer order.

Employees

      As of December 31, 2000, approximately 9,300 people were employed in our U.S. and foreign operations. Approximately 500 of our employees are represented by collective bargaining agreements in the United States. Outside the United States, various local agreements apply. In 2000, three of our collective bargaining agreements in the United States covering approximately 360 employees were renegotiated. In 2001, one additional contract will expire, which is under negotiation at the present time. We maintain good employee relations and have successfully concluded virtually all of our recent negotiations without a work stoppage. In those rare instances where a work stoppage has occurred, there has been no material effect on our combined revenue and earnings. We, however, cannot predict the outcome of future contract negotiations.

Facilities and Properties

      We lease executive offices in Chicago, Illinois. Most of our plant sites are owned. We believe our properties and facilities meet our current operating requirements and are in good operating condition and that each of our significant manufacturing facilities is operating at a level consistent with the industry in which we operate. The significant production properties for our Energy Systems operations currently are:

Location                        Sq. Feet (approximate)               Leased or Owned
-----------------------         ----------------------               ---------------
United States:
--------------
Longmont, Colorado                       8,000                           Leased
Tupelo, Mississippi                    330,000                            Owned
Oklahoma City, Oklahoma                 40,000                            Owned
Erie, Pennsylvania                     350,000                            Owned
Corpus Christi, Texas                   15,000                            Owned
Houston, Texas                         390,000                            Owned
Stephenville, Texas                    300,000                            Owned
International:
--------------
Rio de Janeiro, Brazil                 225,000                            Owned
Sens, France                           185,000                            Owned
Ellerbek, Germany                      200,000                            Owned
Jakarta, Indonesia                      44,000                            Owned
Pasir Gudang, Malaysia                  34,000                            Owned
Villahermosa, Mexico                    30,000                            Owned
Kongsberg, Norway                      568,000                           Leased
Singapore, RS                           97,000                            Owned
Dumfermline, Scotland                  152,000                            Owned
Maracaibo, Venezuela                    60,000                            Owned

      The significant production properties for our Specialty Systems operations currently are:

Location                         Sq. Feet (approximate)               Leased or Owned
------------------------         ----------------------               ---------------
United States:
--------------
Madera, California                      250,000                            Owned
Stockton, California                     58,000                        Owned/Leased
Orlando, Florida                        253,000                            Owned
Lakeland, Florida                       208,000                            Owned
Hoopeston, Illinois                     359,000                            Owned
Northfield, Minnesota                    48,000                            Owned
Sandusky, Ohio                          140,000                            Owned
Smithville, Ohio                         52,000                            Owned
Newberg, Oregon                         101,000                           Leased
Chalfont, Pennsylvania                  350,000                           Leased
Homer City, Pennsylvania                267,000                            Owned
Ogden, Utah                             350,000                            Owned

International:
--------------
St. Niklaas, Belgium                    539,000                            Owned
Araraquara, Brazil                       94,000                            Owned
Collecchio, Italy                        34,000                           Leased
Parma, Italy                             68,000                            Owned
Madrid, Spain                            27,000                            Owned
Helsingborg, Sweden                     227,000                        Owned/Leased
Fakenham, United Kingdom                117,000                            Owned

      Additionally, we have in excess of 50 service centers in various locations throughout the world.

Legal Proceedings

      Pursuant to the separation and distribution agreement, at the time of our separation from FMC Corporation, we will assume liabilities related to specified legal proceedings. As a result, although FMC Corporation will remain the named defendant, we will manage the litigation and indemnify FMC Corporation for costs, expenses and judgments arising from this litigation. The following describes legal proceedings to which FMC Corporation or we are a party and for which we will assume any liabilities or receive any benefits.

      We are involved in and have assumed liabilities arising from a patent infringement lawsuit brought by IMODCO Inc. against FMC Corporation and our wholly owned subsidiary SOFEC Inc. involving FPSO turret mooring systems. We do not believe that our design infringes the IMODCO patent. In addition, we believe that the IMODCO patent is invalid and unenforceable. We are confident that we will prevail in this litigation, but, like all litigation, the ultimate result cannot be reliably predicted. If we do not prevail, significant damages could be assessed against SOFEC and us relating to up to two installed systems. In addition, any recovery supporting the validity of the IMODCO patent could affect the types of products SOFEC or we could offer to the oil and gas industries.

      We are aware of other potential claims that may arise in the ordinary course of our business. For example, Cooper Cameron Corporation has brought a patent infringement action against Kvaerner Oilfield Products, Inc. alleging that a Cooper Cameron patent on a horizontal tree system has been infringed. While FMC Corporation and we are not parties to that litigation, we produce a similar system. We believe, however, that the Cooper Cameron patent is invalid and unenforceable. If the Cooper Cameron patent is found to be valid and enforceable, however, they could demand significant royalty costs from us for installed and future systems, and they could possibly attempt to enforce that demand through litigation. Any remedy could affect the types of products we could offer to the oil and gas industry. In addition, we have developed, applied for a patent regarding and are now selling a new design that we also believe does not infringe any patents.

      In addition, under the separation and distribution agreement, we have assumed specified liabilities relating to discontinued and closed machinery businesses of FMC Corporation. Among the assumed liabilities are those arising in connection with cranes that one of these businesses manufactured and sold. From time to time personal injury and other claims have been made regarding these cranes. We have reserved what we believe to be an adequate amount to cover any liabilities arising in connection with any of these claims.

      We are involved in other legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole will have a material adverse effect on our business, results of operations or financial condition.

Raw Materials

      For both of our business segments, we purchase carbon steel, stainless steel, aluminum and steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe the available supplies of raw materials are adequate. Moreover, raw materials essential to our business are generally readily available.

Dependence on Key Customers

      No single customer accounts for more than 10% of our 2000 combined revenue.

      Energy Systems' customers include large oil and gas companies, and we have signed multiyear alliances and agreements to supply certain of their major projects with our systems and services. In any given year, purchases by these large oil and gas companies vary significantly. The loss of one or more of these customers could have a material adverse effect on Energy Systems.

Government Contracts

      Our contract to supply the U.S. Air Force with our commercial air cargo loader, the Next Generation Small Loader, is expected to generate revenue of approximately $135 million over the next five years, with the potential for the value of the contract to increase to $485 million over the next 15 years. U.S. defense contracts are unilaterally terminable at the option of the U.S. government with compensation for work completed and costs incurred. Contracts with the U.S. government are subject to special laws and regulations, the noncompliance with which may result in various sanctions.

Governmental Regulation and Environmental Matters

      Our operations are subject to various federal, state, local and foreign laws and regulations governing the prevention of pollution and the protection of environmental quality. If we fail to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of a pollution event. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed.

      Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances that have been released into the environment, and including hazardous substances generated by any closed operations or facilities. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. In addition, we may be subject to the corrective action provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations.

      We are currently remediating two contaminated properties, one in Lakeland, Florida and another in Orlando, Florida. We have set aside reserves of $2.7 million for these sites, which we believe will be adequate to complete the remediation projects at those sites. We are currently not aware of any additional liability related to hazardous waste disposal sites, although other sites may exist. Under the separation and distribution agreement between FMC Corporation and us, we are responsible for environmental liabilities and obligations relating to specified closed businesses, including liability for any contamination at any former properties used in connection with those closed businesses. We believe that it is unlikely that any material liability will be incurred in connection with those closed businesses.

      Our businesses historically have resulted in significantly less remediation liability than those businesses remaining with FMC Corporation under the separation and distribution agreement. For instance, as of December 31, 1999 FMC Corporation had set aside $266.8 million for environmental liabilities, but only $3.3 million of this amount was attributable to our businesses. We anticipate that our future exposure to environmental liabilities associated with contaminated properties will be consistent with our past experiences, and therefore we do not expect any material liabilities to arise in connection with those businesses.

      Some of our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

                                   MANAGEMENT

Directors and Executive Officers

      Set forth below is information concerning our directors and executive officers. Unless otherwise indicated, each position was with us. Prior to the closing of this offering, we intend to add seven additional directors, two of whom will be unaffiliated with us or FMC Corporation. All ages are as of January 1, 2001.

              Name            Age                         Position(s)
              ----            ---                         -----------
     Robert N. Burt            63 Chairman of the Board of Directors
     Joseph H. Netherland      54 Chief Executive Officer, President and Director
     William H. Schumann III   50 Senior Vice President, Chief Financial Officer and Director
     Charles H. Cannon, Jr.    48 Vice President
     Michael W. Murray         54 Chief Human Resource Officer
     Peter D. Kinnear          53 Vice President

      Robert N. Burt has served as our Chairman of the Board of Directors since February 16, 2001. Since November 1991, Mr. Burt has served as, and he continues to be, Chairman and Chief Executive Officer of FMC Corporation. From 1977 to 1983, Mr. Burt was General Manager of FMC Corporation's Agricultural Chemical Group, and, from 1983 to 1988, was General Manager of its Defense Systems Group. Mr. Burt also served as a Vice President of FMC Corporation from 1978 to 1988 and as Executive Vice President of FMC Corporation from September 1988 until his appointment as Chairman and Chief Executive Officer. He is a director of Phelps-Dodge Corporation and Pfizer Inc. He serves on the Board of Trustees of the Orchestral Association of Chicago, and serves on the Boards of Directors of the Rehabilitation Institute of Chicago, Evanston Hospital Corporation and the Chicago Abused Women Coalition. He is Chairman of the Business Roundtable and is on the Board of Trustees and the Executive Committee of Manufacturers Alliance for Productivity and Innovation.

      Joseph H. Netherland has served as our Chief Executive Officer and President and a director since February 16, 2001. Since June 1999, Mr. Netherland has served as, and he continues to be, President of FMC Corporation. After the distribution, Mr. Netherland will no longer serve FMC Corporation in any capacity. Mr. Netherland was Executive Vice President of FMC Corporation from 1998 until his appointment as President. He was also the General Manager of FMC Corporation's Energy and Transportation Group from 1992 to 2001. Mr. Netherland joined FMC Corporation in 1973 as a Business Planner for its Machinery Group, and he held several management positions over the next few years. Mr. Netherland became General Manager of FMC Corporation's former Petroleum Equipment Group in 1985. He was elected a Vice President of FMC Corporation in 1987, and became General Manager of FMC Corporation's former Specialized Machinery Group in April 1989. Mr. Netherland is a former chairman and currently serves on the Board of Directors of the Petroleum Equipment Suppliers Association. He also serves on the Board of Directors of the American Petroleum Institute. Mr. Netherland is also a member of the Advisory Board of the Department of Engineering at Texas A&M University, and is a member of the President's Council at Georgia Institute of Technology.

      William H. Schumann III has served as our Senior Vice President and Chief Financial Officer and a director since February 16, 2001. Upon completion of this offering, Mr. Schumann will no longer serve as a director. Since December 1999, Mr. Schumann has served as, and he continues to be, Senior Vice President and Chief Financial Officer of FMC Corporation. After the distribution, Mr. Schumann will no longer serve FMC Corporation in any capacity. Mr. Schumann joined FMC Corporation in 1981 as Director of Pension Investments. Since then, he has served in a variety of finance and line roles at FMC Corporation, including Director of Investor Relations from 1985 to 1987, Treasurer from 1987 to 1990, General Manager of Agricultural Products from 1995 to 1998, and Vice President of Corporate Development from 1998 to 1999. Mr. Schumann serves on the Board of Directors of Great Lakes Advisors, Inc. and is a Trustee of Feltre School.

      Charles H. Cannon, Jr. has served as our Vice President since February 16, 2001. Since 1998, Mr. Cannon has served as Vice President and General Manager--FMC FoodTech and Transportation Systems Group. After this offering, Mr. Cannon will no longer serve FMC Corporation in any capacity. Mr. Cannon joined FMC Corporation in 1982 as a Senior Business Planner in the Corporate Development Department. He became Division Manager of FMC Corporation's Citrus Machinery Division in 1989, Division Manager of its Food Processing Systems Division in 1992 and Vice President and General Manager of FMC FoodTech in 1994. Mr. Cannon serves on the Boards of Directors of the National Food Processors Association and the Food Machinery Europe Association.

      Michael W. Murray has served as our Chief Human Resource Officer since February 16, 2001. Since 1995, Mr. Murray has served as, and continues to be, Vice President--Human Resources of FMC Corporation. After the distribution,
Mr. Murray will no longer serve FMC Corporation in any capacity. Mr. Murray joined FMC Corporation in 1972 as a personnel assistant in New York. He became Industrial Relations Manager for FMC Corporation's Fiber Division in 1974. Subsequently, Mr. Murray served as Human Resources Manager for FMC Corporation's Bayport Chemical Plant and Compensations and Benefits Manager for its Agricultural Chemicals Group, and Group Human Resources Director for FMC Corporation's Agricultural Products Group, Defense Systems Group and Chemical Products Group, consecutively. He became Human Resources Director for FMC Europe N.V. in 1992. He serves on the Board of Directors of Junior Achievement of Chicago and the Human Resources Institute.

      Peter D. Kinnear has served as our Vice President since February 16, 2001. Since February 2000, Mr. Kinnear has served as Vice President of FMC Corporation. After this offering, Mr. Kinnear will no longer serve FMC Corporation in any capacity. Mr. Kinnear joined FMC Corporation in 1971 as a Planning Assistant for FMC Corporation's Machinery Group, and held several management positions over the years. He became Division Manager of FMC Corporation's Fluid Control Division in 1985, Division Manager of its Wellhead Equipment Division in 1992 and General Manager of its Petroleum Equipment and Systems Division in 1994. Mr. Kinnear is a former chairman and currently serves on the Board of Directors of the Petroleum Equipment Suppliers Association. He also serves on the Boards of Directors of the National Ocean Industries Association, the Ocean Energy Center and Spindletop, an oil-related organization in Houston.

Board Structure

      Immediately before the closing of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class I's term will expire at the 2002 annual meeting of our stockholders, Class II's term will expire at the 2003 annual meeting of our stockholders, and Class III's term will expire at the 2004 annual meeting of our stockholders. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

    Committees

      Our Board of Directors is expected to have the following two committees: an audit committee and a compensation and organization committee. The functions of a nominating committee will be performed by our Board of Directors. The membership and function of each committee are described below.

      Audit Committee. Our audit committee, which will be composed solely of independent directors, as determined in accordance with the rules of the New York Stock Exchange, will assist our Board of Directors in fulfilling its responsibilities to oversee our accounting, auditing and financial reporting practices, internal control policies and procedures and corporate compliance policies. The committee will:

    . recommend to our Board of Directors the selection of our independent auditors;

    . review our annual and quarterly financial statements and discuss them with our auditors and our internal financial staff prior to their submission to our Board of Directors;

    . review the independence of the independent accountants conducting the audit;

    . review the effectiveness and scope of the activities provided by the independent accountants and our internal audit program;

    . discuss with our management and the auditors our accounting system and related systems of internal control;

    .  review our compliance programs;

    . consult, as it deems necessary, with the independent accountants, internal auditors and our internal financial staff; and

    . review the effectiveness and adequacy of our financial organization and internal control, significant changes in our accounting policies, U.S. federal income tax issues and related reserves and potential significant litigation.

      Compensation and Organization Committee. Our compensation and organization committee, which will be composed of non-employee directors, will:

    . review and approve compensation policies and practices for our top executives;

    . establish the total compensation for our Chief Executive Officer and President;

    .  review and approve major changes in our employee benefit plans;

    .  review short- and long-term incentive plans and equity grants;

    . review significant organizational changes and management succession planning; and

    . recommend to our Board of Directors candidates for executive officer positions at our company.

Board of Directors' Compensation and Relationships

    Compensation Plan for Non-Employee Directors

      Prior to this offering, as a part of the FMC Technologies, Inc. Incentive Compensation and Stock Plan, we intend to adopt a compensation plan for non-employee directors that will replicate in all material respects the FMC Corporation Compensation Plan for Non-Employee Directors.

      Retainer and Other Fees. Under this plan, each director who is not also an officer of our company or FMC Corporation will be paid as of the time of this offering $40,000 as an annual retainer. At least $25,000 of this annual retainer fee will be deferred and invested in a stock account that will be credited with units representing our common stock at a price equal to the offering price per share in this offering with an initial value equal to the deferred amount. The remainder will be paid in quarterly installments in cash or, at the election of the non-employee director, may be deferred and invested in a stock account that will be credited with units representing our common stock at the fair market value of our common stock on the date of that election with an initial value equal to the deferred amount. Each non-employee director will also receive $1,000 for each Board of Directors' meeting and Board of Directors' committee meeting that he or she attends, and will be reimbursed for reasonable incidental expenses incurred in connection with those meetings. Each non-officer director who chairs a committee will be paid an additional $4,000 per year.

      Options. Under the compensation plan for non-employee directors, we will grant at the time of this offering an option to purchase a number of shares of our common stock designed to have an approximate present value of $24,000 with an exercise price equal to the offering price per share in this offering. The options will have a 10-year life and will become exercisable approximately one year after the date of grant.

    Other Compensation

      Officers of our company and of FMC Corporation will not receive any additional compensation for their service as our directors. No other remuneration is paid to our board members in their capacity as directors. Except as specified above, directors who are not our employees do not participate in our employee benefit plans.

Stock Ownership of Directors and Executive Officers

      All of our common stock is currently owned by FMC Corporation, and thus none of our present or future officers or directors currently own any shares of our common stock. Our officers and directors will receive shares of our common stock in the distribution in respect of any shares of FMC Corporation common stock that they hold on the record date of the distribution. In addition, shares of FMC Corporation restricted stock that they own will be replaced as of the closing of this offering with comparable shares of our restricted stock, and FMC Corporation options that they own will be replaced as of the date of the distribution with comparable options to purchase shares of our common stock.

      The following table sets forth the FMC Corporation common stock and options to purchase FMC Corporation common stock held by our directors and executive officers as of December 31, 2000.

                                    Shares of FMC Corporation
                                          Common Stock
Name                                 Beneficially Owned (1)   Percent of Class
----                                ------------------------- ----------------
Robert N. Burt.....................          481,560               1.58%
Joseph H. Netherland...............          144,705                 *
William H. Schumann III............           74,196                 *
Charles H. Cannon, Jr..............           75,850                 *
Michael W. Murray..................           51,351                 *
Peter D. Kinnear...................           34,070                 *

All directors and executive
 officers as a group (6 persons)...          895,715                2.92%

--------
*  Indicates less than 1% of FMC Corporation outstanding common stock.

(1) Shares "beneficially owned" include: (a) shares of FMC Corporation common stock owned by the individual, (b) shares of FMC Corporation common stock held by the FMC Corporation Savings and Investment Plan for the account of the individual as of December 31, 2000, (c) shares of FMC Corporation restricted stock owned by the individual, and (d) shares of FMC Corporation common stock subject to FMC Corporation options that are exercisable within 60 days. Shares of FMC Corporation common stock included in clause (d) in the aggregate are 373,400 shares for Mr. Burt, 107,900 shares for Mr. Netherland, 56,500 shares for Mr. Schumann, 47,400 shares for Mr. Cannon, 33,400 shares for Mr. Murray, 14,600 shares for Mr. Kinnear, and 633,200 shares for all directors and executive officers as a group.

Executive Compensation

      The following table contains compensation information for our Chairman, our Chief Executive Officer and President and four of our other executive officers who, based on employment with FMC Corporation and its subsidiaries, were the most highly compensated for the year ended December 31, 2000. All of the information included in this table reflects compensation earned by the individuals for services with FMC Corporation and its subsidiaries.

                           Summary Compensation Table

                                                         Long-Term Compensation
                                                   ----------------------------------
                               Annual Compensation         Awards           Payouts
                               ------------------- ----------------------- ----------
                                                   Restricted  Number of                  All
Name and Principal                                   Stock     Securities     LTIP       Other
FMC Technologies                                     Award     Underlying   Payouts   Compensation
Position                  Year  Salary  Bonus (1)    (2)(3)   Options/SARs   (1)(2)       (4)
------------------        ---- -------- ---------- ---------- ------------ ---------- ------------
Robert N. Burt..........  2000 $928,175 $1,439,042  $535,669     49,700    $        0   $193,655(5)
 Chairman                 1999  883,986    371,275   106,059     76,320     1,087,304     94,007
                          1998  841,890    400,021    44,822     63,600       451,078     79,007

Joseph H. Netherland....  2000  583,533    735,076   350,438     32,500             0    140,222(6)
 Chief Executive Officer  1999  530,828    187,341   337,767     40,000       596,632    106,797
 and President            1998  465,388    141,579   765,015     21,000       681,784    522,738(6)

William H. Schumann
 III....................  2000  372,294    352,339   140,175     12,700             0     34,244
 Senior Vice President    1999  309,948    104,607   294,875     13,800       199,359     17,223
 and
 Chief Financial Officer  1998  277,716     34,437         0     11,500             0     13,207

Charles H. Cannon, Jr...  2000  333,930    174,946   650,206     10,600             0     35,391
 Vice President           1999  303,093     67,893    33,767     13,800       346,142    193,713(7)
                          1998  276,432     61,921    19,040     10,100       191,518    226,522(7)

Michael W. Murray.......  2000  261,837    224,526   409,050      5,900             0     25,045
 Chief Human Resource     1999  248,763     69,653         0      9,000       149,258     17,733
 Officer
                          1998  234,742     61,033         0      7,500        19,555     11,582

Peter D. Kinnear........  2000  277,862    129,429    75,094      6,600             0     33,511
 Vice President           1999  250,788     54,170   465,720          0       293,422     38,566
                          1998  234,990     52,638         0      3,400       474,034     20,367

--------
(1) Beginning in 2000, the FMC Corporation incentive plan provides for annual bonuses to be paid based on performance against specified objectives for individual and overall corporation results. Previously, the incentive plan provided for bonuses to be paid based upon individual performance and for long-term incentive payouts based upon FMC Corporation's achievement of specified objectives during one-year periods that commenced annually. The amount of the long-term incentive payouts was not determined until the applicable performance period ended. Prior to 2000, those payouts could have been made in cash and/or FMC Corporation common stock, including FMC Corporation restricted stock. Currently, those payouts are only paid in cash.
(2) The six officers listed in the table held FMC Corporation restricted stock on December 31, 2000 with a value based on the closing market price per share of FMC Corporation common stock on December 29, 2000, the last trading day of the year, as follows: Mr. Burt, 33,983 shares at $2,436,156; Mr. Netherland, 34,654 shares at $2,484,259; Mr. Schumann, 9,800 shares at $702,538; Mr. Cannon, 23,743 shares at $1,702,076; Mr. Murray, 10,898 shares at $781,250; and Mr. Kinnear, 9,340 shares at $669,561. Dividends will not be paid on shares of FMC Corporation restricted stock unless FMC Corporation pays dividends on all of its common stock.
(3) Prior to 2000, officers had the option to take a portion of the long-term payout subject to a three-year restriction on resale. As a result, each becomes eligible for an additional 20% payout in the form of shares of FMC Corporation common stock. These additional shares are included in the Restricted Stock Award Column for 2000, 1999 and 1998 at market value as of the date of grant. This amount will be forfeited if the executive terminates voluntarily prior to the end of the applicable three-year period.
(4) Includes annual FMC Corporation matching contributions to its qualified and nonqualified savings plans.
(5) This amount includes $51,522 for personal use of the company aircraft.

(6) This amount includes payments of $44,749 and $460,423 for relocation expenses in 2000 and 1998, respectively.
(7) This amount includes payments of $157,458 and $136,599 for expatriate allowances for 1999 and 1998, respectively, and a relocation gross-up of $62,845 for 1998.

Option Grants of FMC Corporation Common Stock to Executive Officers

      The following table discloses information regarding stock options granted in fiscal year 2000 to the executive officers named in the summary compensation table with respect to shares of FMC Corporation common stock. These options were granted under the FMC 1995 Stock Option Plan. FMC Corporation did not grant stock appreciation rights under any plan during 2000.

                          Number of     Percent
                          Securities      of
                          Underlying Total Options
                           Options      Granted    Exercise or                  Grant Date
                          Granted in to Employees  Base Price                  Present Value
Name                         2000       in 2000     Per Share  Expiration Date    (1)(2)
----                      ---------- ------------- ----------- --------------- -------------
Robert N. Burt..........    49,700       24.9        $50.56        2/10/10      $1,407,504
Joseph H. Netherland....    32,500       16.3         50.56        2/10/10         920,400
William H. Schumann
 III....................    12,700        6.4         50.56        2/10/10         359,664
Charles H. Cannon, Jr...    10,600        5.3         50.56        2/10/10         300,192
Michael W. Murray.......     5,900        3.0         50.56        2/10/10         167,088
Peter D. Kinnear........     6,600        3.3         50.56        2/10/10         186,912

--------
(1) We used the Black-Scholes option pricing model to value these options as of February 10, 2000, the date of the grant. The model assumed: an option term of 10 years; an interest rate of 6.52% that represents the interest rate on a long-term U.S. Treasury security; an assumed annual volatility of underlying stock of 28.86%, and no dividends being paid. FMC Corporation made no assumptions regarding restrictions on vesting or the likelihood of vesting.
(2) The ultimate values of the options will depend on the future market price of FMC Corporation common stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an option holder will realize when exercising an option will depend on the excess of the market price of FMC Corporation's common stock over the exercise price on the date the option is exercised.

Aggregated Option Exercises in 2000 and Year-End Option Values

      The following table discloses information regarding the aggregate number of FMC Corporation options that the executive officers named in the summary compensation table exercised in fiscal year 2000 and the value of remaining FMC Corporation options held by those executives on December 31, 2000.

                                                                               Value of Unexercised in-
                                                       Number of Securities        the-Money Options
                           Number of                  Underlying Unexercised          at 12/31/00
                            Shares                      Options at 12/31/00               (1)
                          Acquired On                ------------------------- -------------------------
Name                       Exercise   Value Realized Exercisable/Unexercisable Exercisable/Unexercisable
----                      ----------- -------------- ------------------------- -------------------------
Robert N. Burt..........      --           --             309,800/189,620        $5,646,150/2,973,933
Joseph H. Netherland....      --           --               86,900/93,500         1,723,928/1,672,545
William H. Schumann
 III....................      --           --               45,000/38,000             694,978/616,203
Charles H. Cannon, Jr...      --           --               37,300/34,500             652,550/569,181
Michael W. Murray.......      --           --               25,900/22,400             402,222/351,452
Peter D. Kinnear........      --           --               11,200/10,000             113,832/145,646

--------
(1) The closing price per share of FMC Corporation's common stock at December 29, 2000, the last trading day of 2000, was $71.69.

Retirement Plans

      Our employees will be participants in the FMC Corporation Employees' Retirement Program, a qualified defined benefit pension plan, until the closing date of this offering. As of that date, we intend to adopt a qualified defined benefit pension plan that will replicate in all material respects the FMC Corporation Employees' Retirement Program. We also intend to adopt a non-contributory supplemental defined benefit pension plan that will replicate in all material respects the FMC Corporation Salaried Employees' Equivalent Retirement Plan, a supplemental defined benefit pension plan. The following individuals will all be participants in both our qualified and supplemental defined benefit pension plans: Messrs. Netherland, Schumann, Cannon, Murray and Kinnear.

      The following table shows the estimated annual retirement benefits under the current FMC Corporation qualified and supplemental defined benefit pension plans payable upon retirement at age 65, which is the normal retirement age under the plans, based upon the plans' formulae as of 2001 at various levels of salary and years of service. Our pension plans will replicate in all material respects the current FMC Corporation qualified and supplemental pension plans, and our pension plans will grant full credit for service with FMC Corporation with regard to all matters, including, without limitation, benefit calculation and vesting.

                               Pension Plan Table

                                   Estimated Annual Retirement Benefits
                                      for Years of Service Indicated
                         ---------------------------------------------------------
Final Average Earnings   15 years 20 Years 25 Years 30 Years 35 Years 40 Years
----------------------   -------- -------- -------- -------- -------- --------
$  150,000.............. $ 30,959 $ 41,279 $ 51,599 $ 61,918 $ 72,238 $ 83,488
   250,000..............   53,459   71,279   89,099  106,918  124,738  143,488
   350,000..............   75,959  101,279  126,599  151,918  177,238  203,488
   450,000..............   98,459  131,279  164,099  196,918  229,738  263,488
   550,000..............  120,959  161,279  201,599  241,918  282,238  323,488
   650,000..............  143,459  191,279  239,099  286,918  334,738  383,488
   900,000..............  199,709  266,279  332,849  399,418  465,988  533,488
 1,150,000..............  255,959  341,279  426,599  511,918  597,238  683,488
 1,300,000..............  289,709  386,279  482,849  579,418  675,988  773,488
 1,450,000..............  323,459  431,279  539,099  646,918  754,738  863,488

--------
(1) Benefits shown are total qualified plus nonqualified pension benefits.

(2) Social Security Covered Compensation for a participant retiring at age 65 in 2001 is $37,212.

(3) "Final Average Earnings" in the table means the average of covered compensation for the highest 60 consecutive calendar months out of the 120 calendar months immediately before retirement. Covered compensation includes salary, bonus and LTIP payout amounts as reflected in the Summary Compensation Table.

(4) At February 1, 2001, Messrs. Burt, Netherland, Schumann, Cannon, Murray and Kinnear had, respectively, 27, 27, 19, 18, 28 and 29 years of credited service under the FMC Corporation pension plan and its supplements.

(5) Applicable benefits for employees whose years of service and earnings differ from those shown in the table are equal to (A + B) times C where:
    (A) equals 1% of allowable Social Security covered compensation ($37,212 for a participant retiring at age 65 in 2000) times years of credited service (up to a maximum of 35 years) plus 1.5% of the difference between Final Average Earnings and allowable Social Security compensation times years of credited service (up to a maximum of 35 years); (B) equals 1.5% of Final Average Earnings times years of credited service in excess of 35 years; and (C) equals the ratio of credited service at termination to credited service projected to age 65.

(6) The amounts shown will not be reduced by Social Security benefits or other offsets. As the Internal Revenue Code limits the annual benefits that may be paid from a tax-qualified retirement plan, FMC Corporation has adopted, and we will adopt, permitted supplemental arrangements to maintain total benefits during retirement at the levels shown in the table.

Treatment of FMC Corporation Options

      We intend to replace all of the FMC Corporation options held by our employees and former employees of our businesses and a portion of the FMC Corporation options held by our directors as of the date of the distribution with options to purchase shares of our common stock that will be issued
pursuant to our stock plan. As of          , 2001, our directors and employees
held options to purchase     shares of FMC Corporation common stock at a
weighted average exercise price per share of $   . The price per share of FMC
Corporation common stock on that date was $   . The number of shares of common
stock underlying, and the exercise price of, these replacement options will be based on the closing price per share of our common stock and of FMC Corporation common stock on the trading day immediately preceding the date of the distribution. The replacement options to purchase shares of our common stock are expected to have substantially the same vesting provisions and exercise periods as the FMC Corporation options had immediately before the date of distribution.

Treatment of FMC Corporation Restricted Stock

      Many of our employees and directors hold restricted stock of FMC
Corporation. As of           , 2001, our employees and directors held
shares of FMC Corporation restricted stock. The price per share of FMC
Corporation common stock on that date was $   . As of the closing date of this
offering, we intend to replace each of these shares of FMC Corporation restricted stock held by our employees and a portion of the shares of FMC Corporation restricted stock held by our directors with shares of our restricted stock that will be issued pursuant to our stock plan. The number of shares of our restricted stock granted will be based on the offering price per share of our common stock in this offering and the closing price per share of FMC Corporation common stock on the trading day immediately preceding the closing date of this offering. The replacement restricted shares are expected to have substantially the same vesting provisions as the FMC Corporation restricted stock.

Incentive Plans

The Stock Plan

      Prior to this offering, we will adopt the FMC Technologies, Inc. Incentive Compensation and Stock Plan. The stock plan is designed to promote our success and enhance our value by linking the interests of certain of our officers, employees, directors and consultants to those of our stockholders and by providing participants with an incentive for outstanding performance. This plan is further intended to provide flexibility in its ability to motivate, attract and retain officers, employees, directors and consultants upon whose judgment, interest and special efforts our business is largely dependent. The description below summarizes the material terms of this plan.

      Persons Eligible for Grants. Our officers, employees, directors and consultants, and officers, employees, directors and consultants of our subsidiaries and affiliates will be eligible to participate in this plan.

      At the time of this offering, we expect to grant to certain officers, employees and directors options to purchase shares of common stock under the plan at an exercise price equal to the initial public offering price. We will
grant options to purchase an aggregate of         shares, and it is expected
that Messrs. Burt, Netherland, Schumann, Cannon, Murray and Kinnear will be
granted options to purchase       ,       ,       ,       ,        and
shares, respectively. We expect that these options will vest and become exercisable on the first business day of the third calendar year following the calendar year of the grant. Generally, unvested options will expire at the time of the participant's termination of employment. In lieu of granting some of these options, we reserve the right to issue an equivalent amount of our restricted shares.

      Administration. The plan will be administered by the compensation and organization committee of our Board of Directors, and will provide for the grant of both non-qualified and incentive stock options, stock appreciation rights, restricted stock, performance units, and other equity-based awards.

      Authorized Shares. The maximum number of shares of common stock available
for issuance under the plan will be           . The plan will provide for a
maximum annual stock award of         shares of common stock to any individual,
in addition to specified dollar limitations on specified awards.

      Term. The term of options to be granted under the plan may not exceed 10 years. Our compensation and organization committee will provide vesting schedules and any other applicable restrictions in each award agreement.

      Exercise. Options under the plan will have an exercise price equal to the fair market value of the common stock on the date of grant or, in the case of options granted at the time of this offering, equal to the initial public offering price. A participant exercising an option may pay the exercise price by check or, if approved by our compensation and organization committee, with previously acquired shares of our common stock or shares of our common stock otherwise receivable upon exercise of the option or in a combination of cash and our common stock. Our compensation and organization committee, in its discretion, may allow the cashless exercise of options through the use of a broker-dealer.

      Other Awards. We may grant stock appreciation rights under the stock plan either in tandem with options, or as stand-alone awards. Tandem stock appreciation rights will be subject to the same vesting terms as the options to which they relate. The stock appreciation rights will permit a participant to receive cash or shares of our common stock, or a combination thereof, as determined by our compensation and organization committee. The amount of cash or the value of the shares to be received by a participant will be equal to the excess of the fair market value of a share of our common stock on the date of exercise over the stock appreciation right exercise price, multiplied by the number of shares with respect to which the stock appreciation right is exercised. We may grant restricted stock subject to performance or service-based goals upon which restrictions will lapse. Additionally, we may grant performance units subject to performance goals and/or service-based restrictions. These performance-based units will be payable in cash or shares of our common stock or a combination of the two as determined by our compensation and organization committee. We may also grant dividend and interest equivalents with respect to awards and other awards based on the value of our common stock.

      Transferability of Options and Stock Appreciation Rights. Options and stock appreciation rights will be nontransferable other than by will or the laws of descent and distribution or, at the discretion of our compensation and organization committee, under a written beneficiary designation and, in the case of a nonqualified option, in connection with a gift to members of the holder's immediate family. The gift may be made directly or indirectly or by means of a trust or partnership or limited liability company and, during the participant's lifetime, may be exercised only by the participant, any such permitted transferee or a guardian, legal representative or beneficiary.

      Change of Control. In the event we undergo a change of control, any option or stock appreciation right that is not then exercisable and vested will become fully exercisable and vested, restrictions on restricted stock will lapse and performance units will be deemed earned. A change of control of our company means generally:

    . the acquisition by a person of an amount of common stock from any source, including FMC Corporation, representing at least 20% of our outstanding common stock or voting securities unless, after the acquisition, FMC Corporation continues to hold more than 50% of our outstanding common stock;

    . a change in the majority of the members of our Board of Directors, unless approved by the incumbent directors;

    . the completion of specified mergers, business combinations or asset sales, unless after the transaction (a) our stockholders prior to the transaction own more than 60% of the resulting entity, (b) members of our Board of Directors before the transaction constitute a majority of the Board of Directors of the resulting entity, and (c) no person, other than FMC Corporation prior to the distribution, owns 20% or more of our outstanding common stock or voting securities;

    . approval by our stockholders of a liquidation, dissolution or sale of substantially all of our assets; or

    . a change of control of FMC Corporation, as defined in the FMC Corporation executive severance agreements, if, at the time of its change of control, FMC Corporation owns more than 50% of our outstanding common stock. The FMC Corporation executive severance agreements' definition of a change of control of FMC Corporation is substantially similar to our stock plan's definition of a change of control of our company.

Neither this offering nor the distribution will constitute a change of control under the stock plan.

      Amendments and Termination. Once the stock plan is adopted, our Board of Directors may at any time amend or terminate it and may amend the terms of any outstanding option or other award, except that no termination or amendment may impair the rights of participants as they relate to outstanding options or awards. No amendment to the stock plan will be made without the approval of our stockholders to the extent approval is required by law or by stock exchange rule. With respect to any awards granted to an individual who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the compensation and organization committee may, in its sole discretion, modify the provisions of the stock plan as they pertain to the individual to comply with applicable foreign law.

Compensation Plan for Non-Employee Directors

      Our non-employee directors will be entitled to receive stock awards and other compensation for their service. See "Board of Directors' Compensation and Relationships--Compensation Plan for Non-Employee Directors."

Termination and Change of Control Arrangements

      The following of our executive officers currently are parties to executive severance agreements under the FMC Corporation Executive Severance Plan that would provide them with benefits in the event of specified terminations of employment following a change of control of FMC Corporation:
Messrs. Burt, Netherland, Schumann, Cannon, Murray and Kinnear. After this offering we plan to provide these executives, other than Mr. Burt, with new executive severance agreements that are substantially similar to their existing executive severance agreements with FMC Corporation, and these new executive severance agreements will supercede their existing executive severance agreements with FMC Corporation.

Severance Benefits

      Under the new executive severance agreements, if a change of control of our company occurs and if, within two years following that change of control, the executive's employment is terminated by us without cause or the executive terminates his or her employment for good reason, then the executive is entitled to benefits from us. In general, these benefits include:

    . a lump sum payment of three (for Messrs. Netherland, Schumann and Cannon) or two (for Messrs. Murray and Kinnear) times the sum of (a) the executive's salary and (b) the greater of (i) the executive's highest target or actual management incentive award for any year or
       (ii) the average of the two actual incentive awards paid for the two plan years immediately preceding the executive's termination;

    . immediate vesting of long-term incentive awards, restricted stock and stock options;

    .  continuation of medical and other benefits for up to three years;

    . distribution of accrued nonqualified retirement plan benefits; and . an additional three years of credited service for purposes of our non-qualified plans.

      We will compensate the executive for any excise tax liability as a result of change of control payments from us under the agreement or otherwise. The following officers can receive the above severance benefits if they voluntarily terminate their employment with us during the 30-day period immediately following the first anniversary of a change of control: Messrs. Netherland and Schumann.

      Each executive will acknowledge that neither this offering nor the distribution constitutes a change of control under his or her executive severance agreement with FMC Corporation, his or her new executive severance agreement with our company or any other plans of FMC Corporation or our company.

      The definition of change of control is the same as that in our stock plan. See "Incentive Plans--The Stock Plan--Change of Control."

Definitions of Good Reason and Cause

      Under the new executive severance agreements, an executive may terminate for good reason following:

    .  diminution of duties to below the pre-change of control level;
    .  relocation of over 50 miles;
    .  reduction in base salary; or
    . reduction in levels of participation in benefit or incentive plans to below pre-change of control levels.

      We may terminate an executive's employment for cause under the new executive severance agreements if the executive:

    . willfully and continually fails to perform his or her duties; . willfully engages in conduct materially injurious to us; or . is convicted of a felony.

Limitation of Liability and Indemnification Matters

      As permitted by applicable Delaware law, we have included in our Certificate of Incorporation a provision to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. However, this provision does not eliminate or limit liability of a director for a director's breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any transaction from which a director derived an improper personal benefit and for other specified actions. In addition, our Certificate of Incorporation and Bylaws provide that we are required to indemnify our officers and directors under a number of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Related Party Transactions

      FMC Corporation has historically operated the businesses it will transfer to us in the separation as internal units of FMC Corporation through various divisions and subsidiaries or through investments in unconsolidated affiliates. For a discussion of transactions between FMC Corporation and us, see "Arrangements Between FMC Technologies and FMC Corporation" and Note 18 to the combined financial statements.

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           ARRANGEMENTS BETWEEN FMC TECHNOLOGIES AND FMC CORPORATION

      We have provided below a summary description of the separation and distribution agreement and the key related agreements. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Separation and Distribution Agreement

      The separation and distribution agreement contains the key provisions relating to the separation of our businesses from those of FMC Corporation, this offering and FMC Corporation's planned distribution of our common stock. The separation and distribution agreement identifies the assets to be transferred to us by FMC Corporation and the liabilities to be assumed by us from FMC Corporation. The separation and distribution agreement also describes when and how these transfers and assumptions will occur. In addition, we will enter into agreements with FMC Corporation governing various interim and ongoing relationships between FMC Corporation and us following the closing date of this offering. These other agreements include:

    .  the tax sharing agreement;

    .  the employee benefits agreement;

    .  the transition services agreement; and

    . the license agreement for the FMC Corporation corporate name and logo.

      FMC Corporation and we will execute the separation and distribution agreement and ancillary agreements before the closing of this offering.

    Asset Transfer

      Effective on the date of the closing of this offering, FMC Corporation will transfer the following assets to us, except as provided in one of the ancillary agreements:

    . all assets reflected on our audited balance sheet as of December 31, 2000 or the accounting records supporting our balance sheet, plus all assets acquired by FMC Corporation between December 31, 2000 and the closing date of this offering that would have been included on our balance sheet as of December 31, 2000 had they been owned on December 31, 2000;

    . all other assets primarily related to our businesses or the former Energy Systems and Specialty Systems businesses of FMC Corporation;

    . the lease on our Chicago corporate headquarters and real property primarily related to our business;

    . the subsidiaries, partnerships, joint ventures and other equity interests primarily related to our businesses;

    . our rights under any insurance policies as provided in any ancillary agreements;

    . all computers, desks, furniture, equipment and other assets used primarily by FMC Corporation employees who will become our employees due to the separation;

    . all foreign exchange contracts entered into in connection with our business; and

    .  other assets agreed upon by us and FMC Corporation.


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    Assumption of Liabilities

      Effective on the closing date of this offering, we will assume the following liabilities from FMC Corporation, except as provided in one of the ancillary agreements:

    . all liabilities reflected on our audited balance sheet as of December 31, 2000 or the accounting records supporting our balance sheet, plus all liabilities of FMC Corporation incurred or arising between December 31, 2000 and the closing date of this offering that would have been included on our balance sheet as of December 31, 2000 had they arisen or been incurred on December 31, 2000;

    .  all other liabilities primarily related to or arising primarily from
       (a) any asset that is transferred to us pursuant to the separation,
       (b) our current business or (c) specified closed businesses of FMC Corporation's former Energy Systems and Specialty Systems businesses, in each case, whether incurred or arising prior to, on or after the closing date of this offering;

    . all liabilities assumed by us under an express provision of the separation and distribution agreement or any ancillary agreement;

    . selected liabilities primarily relating to specified discontinued businesses of FMC Corporation's former Specialty Systems businesses;

    . all liabilities for environmental remediation or other environmental responsibilities primarily related to our business and specified closed businesses of FMC Corporation's former energy and food and transportation businesses, or all real property transferred to us as part of our assets;

    . all liabilities for products of our business or certain closed businesses of FMC Corporation's former Energy Systems and Specialty Systems businesses sold to third parties by us or FMC Corporation;

    . all liabilities under FMC Corporation's $200 million 180-day revolving credit facility and any other debt arrangements that we will assume in the separation;

    . all liabilities relating to us arising under the separation and distribution agreement; and

    .  other liabilities agreed upon by us and FMC Corporation.

    Further Assurances

      The separation and distribution agreement provides that FMC Corporation and we will cooperate to effect any transfers of assets and liabilities that are not completed on the closing date of this offering as promptly following that date as is practicable. Until these transfers can be completed, the party retaining the assets or liabilities to be transferred will act as a custodian and trustee on behalf of the other party with respect to those assets or liabilities. In an effort to place each party, insofar as reasonably possible, in the same position as that party would have been had the transfers occurred at the time contemplated by the separation and distribution agreement, the separation and distribution agreement provides that the benefits derived or expenses incurred from those assets or liabilities will be passed on to the party that would have received the assets or liabilities if the transfers had occurred as contemplated.

    Conditions to the Separation and this Offering

      The separation and distribution agreement provides that the separation and the completion of this offering are subject to several conditions that must be satisfied, or waived by FMC Corporation, including:

    . the Board of Directors of FMC Corporation shall have given final approval of this offering;

    . the SEC shall have declared effective the registration statement relating to this offering, and no stop order shall be in effect with respect to that registration statement;

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    .  the actions and filings necessary or appropriate with state securities and blue sky laws and any comparable foreign laws shall have been taken and where applicable become effective or been accepted;

    . the New York Stock Exchange shall have accepted for listing the shares of our common stock to be issued in this offering;

    . we shall have entered into the underwriting agreements regarding this offering and the conditions to the offering listed in the underwriting agreement shall have been satisfied or waived;

    . no order by any court or other legal restraint preventing completion of the separation, this offering or the distribution shall be in effect;

    . the separation and distribution agreement shall not have been terminated; and

    . all third-party consents and governmental approvals required in connection with the separation and this offering shall have been received, except where failure to obtain these consents or approvals would not have a material adverse effect on either (a) the ability of us and FMC Corporation to complete this separation from FMC Corporation, this offering and the distribution, or (b) the business, assets, liabilities, financial condition or results of operations of us and our subsidiaries taken as a whole.

    Conditions to the Distribution

      The separation and distribution agreement provides that the distribution is subject to several conditions that must be satisfied, or waived by FMC Corporation, including:

    . the Board of Directors of FMC Corporation shall have given final approval of the distribution;

    . the actions and filings necessary or appropriate with U.S. federal and state securities and blue sky laws and any comparable foreign laws in connection with the distribution shall have been taken, and, where applicable, become effective or been accepted;

    . the NYSE shall have accepted for listing the shares of our common stock to be issued in the distribution;

    . no order by any court or other legal restraint preventing completion of the separation, this offering or the distribution shall be in effect;

    . FMC Corporation shall have received a favorable private letter ruling from the IRS as to the tax-free nature of the distribution for U.S. federal income tax purposes;

    . all third-party consents and governmental approvals required in connection with the separation and this offering shall have been received, except where failure to obtain these consents or approvals would not have a material adverse effect on either (a) the ability of us and FMC Corporation to complete the separation, this offering and the distribution, or (b) the business, assets, liabilities, financial condition or results of operations of us and our subsidiaries taken as a whole; and

    . the separation and distribution agreement shall not have been terminated.

    Financing Arrangements

      FMC Corporation and we have arranged a $200 million 180-day revolving credit facility and anticipate entering into one or more revolving credit facilities with lender banks. FMC Corporation has advised us that it will borrow the full amount under its $200 million 180-day revolving credit facility
and up to $    million under the additional revolving credit facilities. The separation and distribution agreement provides that we will assume all of these facilities from FMC Corporation before the closing of this offering. We will use a portion of the proceeds of this offering to repay all amounts assumed under the $200 million 180-day revolving credit facility, and the balance of the proceeds from this offering, including amounts from the over-allotment

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

option if exercised, will be applied to reduce borrowings under one or more revolving credit facilities that we will assume from FMC Corporation in the separation. In addition, we expect that we may enter debt arrangements consisting of one or more of the following: commercial paper, uncommitted bank facilities and medium term notes.

    Foreign Transfers

      The transfer of international assets and the assumption of international liabilities will be accomplished through agreements among international subsidiaries, as contemplated by the separation and distribution agreement. The separation and distribution agreement acknowledges that circumstances in some jurisdictions outside of the United States may require the timing of part of the international separation to be delayed past the closing date of this offering.

    Indemnification

      In general, under the separation and distribution agreement, we will indemnify FMC Corporation and its representatives and affiliates from all liabilities that we assume under the separation and distribution agreement and any and all losses by FMC Corporation or its representatives or affiliates arising out of or due to either our failure to pay, perform or discharge in due course these liabilities or our breach of the separation and distribution agreement. We will also indemnify FMC Corporation for any and all losses arising out of or based upon any untrue statement of a material fact or material omission in this prospectus or in any similar documents relating to the distribution. In general, FMC Corporation will indemnify us and our representatives and affiliates from all liabilities that FMC Corporation retains under the separation and distribution agreement and any and all losses by us or our representatives or affiliates arising out of or due to either FMC Corporation's failure to pay, perform or discharge in due course these liabilities or its breach of the separation and distribution agreement. All indemnification amounts would be reduced by any insurance proceeds and other offsetting amounts recovered by the indemnitee.

    Access to Information

      Under the separation and distribution agreement, the following terms govern access to information:

    . on the closing date of this offering, FMC Corporation will deliver to us all corporate books and records related to our business;

    . before and after the closing date of this offering, subject to applicable confidentiality provisions and other restrictions, we and FMC Corporation will each give the other any information within that company's possession that the requesting party reasonably needs (a) to comply with requirements imposed on the requesting party by a governmental authority, (b) for use in any proceeding or to satisfy audit, accounting, tax or similar requirements, or (c) to comply with its obligations under the separation and distribution agreement or the ancillary agreements;

    . after the closing date of this offering, we will provide to FMC Corporation, at no charge, all financial and other data and information that FMC Corporation determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authority;

    . after the closing date of this offering, we and FMC Corporation will each use reasonable best efforts to provide assistance to the other for litigation and to make available to the other directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation;

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    .  the company providing information, consultant or witness services under the separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses;

    . we and FMC Corporation will each retain all proprietary information in its possession relating to the other's business for a period of time, and, if the information is to be destroyed, the destroying company will give the other company the opportunity to receive the information; and

    . from and after the closing date of this offering, we and FMC Corporation will agree to hold in strict confidence all information concerning or belonging to the other obtained prior to the closing date of this offering or furnished pursuant to the separation and distribution agreement or any ancillary agreement, subject to applicable law.

    No Representations and Warranties

      Pursuant to the separation and distribution agreement, we understand and agree that FMC Corporation will not represent or warrant to us as to the assets to be transferred to us, the liabilities to be assumed by us, our business or the former energy and food and transportation businesses of FMC Corporation. We will take all assets "as is, where is" and bear the economic and legal risk relating to conveyance of, and title to, the assets.

    Registration Rights

      Under the separation and distribution agreement, FMC Corporation has the right to require us to register for offer and sale all or a portion of our common stock held by FMC Corporation, so long as our common stock FMC Corporation requires us to register, in each case, represents at least 5% of the aggregate shares of our common stock then issued and outstanding and FMC Corporation holds not less than 10% of our then-outstanding common stock on the date it requests us to register our common stock.

    Piggy-Back Registration Rights

      If we at any time intend to file on our behalf or on behalf of any of our security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by FMC Corporation, FMC Corporation has the right to include its shares of our common stock in that offering.

    Registration Expenses

      We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the separation and distribution agreement. FMC Corporation is responsible for all of the fees and expenses of counsel to FMC Corporation, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by FMC Corporation.

    Termination

      The separation and distribution agreement may be terminated at any time prior to the distribution by the mutual consent of FMC Corporation and us. If the separation and distribution agreement is terminated after this offering but prior to the distribution, only the obligations of FMC Corporation and us regarding the distribution will terminate, and the other provisions of the separation and distribution agreement will remain in full force and effect.

    Expenses

      In general, FMC Corporation and we are responsible for our own costs incurred in connection with the transactions contemplated by the separation and distribution agreement. However, with regard to this offering,

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we are responsible for all third-party costs associated with this offering, including costs related to the registration statement of which this prospectus is a part. Additionally, if the distribution is completed, FMC Corporation will be responsible for all associated third-party costs.

Tax Sharing Agreement

      We and some of our subsidiaries have historically been included in FMC Corporation's consolidated group for U.S. federal income tax purposes (the "FMC Corporation Federal Group"), as well as in certain consolidated, combined or unitary groups which include FMC Corporation and some of its subsidiaries for U.S. state and local and foreign income tax purposes (the "FMC Corporation Combined Group"). Prior to this offering, FMC Corporation and we will enter into a tax sharing agreement in connection with the offering.

      Under the tax sharing agreement, FMC Corporation and we generally will make payments between us so that, with respect to tax returns for any taxable period in which we or any of our or FMC Corporation's subsidiaries are included in the FMC Corporation Federal Group or any FMC Corporation Combined Group, the amount of taxes to be paid by us will be determined, subject to adjustment, as if we and each of our subsidiaries included in the FMC Corporation Federal Group or FMC Corporation Combined Group filed our own consolidated, combined or unitary tax return. However, in the event we incur a tax loss for any taxable period ending after the date of execution of the tax sharing agreement during which we are still a member of the U.S. consolidated tax group, we may only receive a benefit for such tax loss to the extent that such loss can be carried back to a prior taxable year in which we were a member of the U.S. consolidated tax group of FMC Corporation. FMC Corporation and we will jointly prepare pro forma tax returns with respect to any tax return filed with respect to the FMC Corporation Federal Group or any FMC Corporation Combined Group in order to determine the amount of tax sharing payments under the tax sharing agreement. We will generally be responsible for any taxes with respect to tax returns that include only us and our subsidiaries.

      FMC Corporation will be primarily responsible for preparing and filing any tax return with respect to the FMC Corporation Federal Group or any FMC Corporation Combined Group. Under the tax sharing agreement, we will be responsible for preparing the portion of these tax returns that relates exclusively to us or any of our subsidiaries. However, we will be required to submit those portions to FMC Corporation for FMC Corporation's review and approval. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

      FMC Corporation will be primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the FMC Corporation Federal Group or any FMC Corporation Combined Group. Under the tax sharing agreement, in connection with a tax liability in excess of $5 million resulting from a tax audit or other tax proceeding, we will have the right to control and contest any audit or tax proceeding that relates to any item included on the portion of any tax return that we are responsible for preparing. In the case of a tax liability less than $5 million that relates to any item on the portion of the tax return that we are responsible for preparing, FMC Corporation will have the right to control and contest any audit or tax proceeding. In addition, we have assumed primary responsibility for certain specific areas where the ability to provide factual and financial information to sustain the tax treatment accorded such item on a tax return is within our control. However, we cannot enter into any settlement or agreement or make any decision in connection with any judicial or administrative tax proceeding with FMC Corporation's review and approval, which it may not unreasonably withhold. Disputes arising between FMC Corporation and us relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions in the tax sharing agreement.

      We have been and will be included in the FMC Corporation Federal Group for periods in which FMC Corporation beneficially owned at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and FMC Corporation, for any period in which we were included in the FMC Corporation Federal Group, we could be liable in the event that any U.S. federal tax liability was incurred, but not discharged, by any other member of the FMC Corporation Federal Group.

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      FMC Corporation and we have agreed to cooperate, and we have agreed to take all actions reasonably requested by FMC Corporation, in connection with FMC Corporation's obtaining of a ruling from the IRS regarding the tax-free nature of the distribution. We generally will be responsible for, among other things, any corporate taxes resulting from the failure of the distribution to qualify as a tax-free transaction to the extent these taxes are attributable to, or result from, any action or failure to act by us or certain transactions involving us following the distribution.

      The tax sharing agreement places certain restrictions upon us regarding the sale of assets, the sale or issuance of additional securities or the entry into some types of corporate transactions during a restriction period that continues until the thirty months after the distribution. In particular, the tax sharing agreement restricts us during the restriction period from:

  . selling gross assets which comprise either 60% of our gross assets or the consolidated gross assets of us and our affiliates;

  . issuing or selling additional securities, including any issuances as compensation for services or pursuant to the exercise of compensatory stock options, that total:

    -- 20% or more of our equity securities over the period from and including the date of the distribution to the second anniversary of the date of the distribution, and

    -- 40% of our equity securities over the period from the date of the distribution to the end of the restriction period; or

  . entering into any other corporate transaction which would either result in a disqualified distribution for Federal income tax purposes or cause us to undergo a 50% or greater change in our stock ownership during a four-year period beginning on the date that begins two years before the date of the distribution.

      The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

Employee Benefits Agreement

      We will enter into an employee benefits agreement with FMC Corporation at the closing of this offering that will govern our employee benefit obligations, including both compensation and benefits, with respect to our active employees and retirees and other terminated employees who have performed services for our business before or after the separation or whose employee benefit obligations we have otherwise agreed to assume. Under the employee benefits agreement, we will assume and agree to pay, perform, fulfill and discharge, in accordance with their respective terms, all obligations to, or relating to, former employees of FMC Corporation or its affiliates who will be employed by us and our affiliates and specified former employees of FMC Corporation or its affiliates (including retirees) who either were employed in our businesses before or after the separation or who otherwise are assigned to us for purposes of allocating employee benefit obligations.

    Benefit Plans

      Until the date of the distribution, employees and former employees allocated to us will continue to participate in the FMC Corporation pension and other employee benefit plans, except that domestic employees will participate in our own qualified and non-qualified defined benefit pension plans as of the later of the closing of this offering or the start of their employment with us instead of participating in the FMC Corporation qualified and non-qualified defined benefit plans. Effective immediately after this offering, we will establish our domestic qualified and non-qualified defined benefit plans, and effective immediately after the distribution, we will establish the remainder of our own pension and employee benefit plans. The material terms of our pension and employee benefit plans will generally mirror the FMC Corporation plans as in effect at that time. The employee benefits agreement does not preclude us from discontinuing or changing our plans at any time, with certain exceptions relating to health and welfare plans.

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      Our plans generally will assume all obligations under the FMC Corporation plans to employees and former employees allocated to us. Specified assets funding these obligations, including assets held in trusts, will be transferred from trusts and other funding vehicles associated with the FMC Corporation plans to the corresponding trusts and other funding vehicles associated with our plans. Our plans will generally provide that any employee or former employee allocated to us will receive full recognition and credit under these plans for all service, all compensation, and all other benefit-affecting determinations that would have been recognized under the corresponding FMC Corporation plan. However, there will be no duplication of benefits payable by FMC Corporation.

    Retirement Plans

      The trusts for our qualified pension plans will receive assets from FMC Corporation's qualified pension plans' trusts on the basis of actuarial calculations in accordance with governmental regulations. Our trusts that will fund our domestic qualified 401(k) plan and our non-qualified deferred compensation plan will receive a percentage of the assets of the corresponding FMC Corporation trusts based upon the assets allocated to employees' accounts. The division of these assets will occur, with respect to our qualified defined benefit plans, after this offering and, with respect to the rest of our plans, after the date of the distribution.

    Stock Awards

      Under the employee benefits agreement, we will issue awards under our stock plan in replacement of all awards under the FMC Corporation stock-based plans held by employees and, in the case of stock options, former employees allocated to us and a portion of the FMC Corporation stock awards held by our directors.

      In connection with the replacement of FMC Corporation options, the number of shares of our common stock underlying, and the exercise price of, the replacement options we will grant will be based on the closing price per share of our common stock and of FMC Corporation common stock on the trading day immediately before the date of the distribution. We will pay the holder of the replacement option cash in lieu of any fractional share upon exercise of the replacement option. The substitute award for each FMC Corporation stock award consisting of performance shares, stock units, restricted stock or restricted stock units will be based on the offering price per share of our common stock in this offering and the closing price per share of FMC Corporation common stock on the trading day immediately preceding the closing date of this offering. We will pay to the holder of the replacement award cash in lieu of any fractional share upon the grant of the replacement award. The other terms and conditions of each replacement award will be the same as those of the surrendered FMC Corporation stock award.

      It is not possible to specify at this time how many shares of our common stock will be subject to substitute awards at the date of this offering or the distribution because we do not know at this time either how many FMC Corporation stock awards held by directors, employees and former employees allocated to us will be outstanding at the date of this offering or the distribution or at what ratio the FMC Corporation options and restricted stock will be replaced with our options and restricted stock. Our stockholders are, however, likely to experience some dilutive impact from these adjustments.

      As of               , 2001, there were approximately
shares of FMC Corporation common stock subject to options held by our directors, employees and former employees that would have been replaced with our options had this offering occurred on that date, and approximately shares of FMC Corporation common stock represented by other FMC Corporation stock awards held by our directors and employees that would have been replaced with our stock awards had the offering occurred on that date.

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Transition Services Agreement

      The transition services agreement governs the provision by FMC Corporation to us and by us to FMC Corporation of support services, such as:

    .  cash management and debt service administration,

    .  accounting,

    .  tax,

    .  payroll,

    .  legal,

    .  human resources administration,

    .  financial transaction support,

    .  information technology,

    .  public affairs,

    .  data processing,

    .  procurement,

    .  real estate management, and

    .  other general administrative functions.

      The terms of these services generally will expire at the distribution, subject to exceptions.

License Agreement for FMC Corporation Corporate Name and Logo

      This license agreement will provide that FMC Corporation will grant us a worldwide, royalty free license to use the name "FMC" and the FMC logo for use in the businesses we operate.

Allocation of Corporate Opportunities

      Although FMC Corporation does not directly compete with us presently, our Certificate of Incorporation provides that unless otherwise provided in a written agreement between FMC Corporation and us, FMC Corporation will have no duty to refrain from engaging in the same or similar activities or lines of business as we engage in, and, to the fullest extent permitted by law, neither FMC Corporation nor any officer or director of FMC Corporation (except as provided below) will be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities of FMC Corporation. In the event that FMC Corporation acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both FMC Corporation and us, FMC Corporation will, to the fullest extent permitted by law, have no duty to communicate or offer this corporate opportunity to us, and will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of our company by reason of the fact that FMC Corporation pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not communicate information regarding that corporate opportunity to us.

      In the event that one of our directors or officers who is also a director or officer of FMC Corporation acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and FMC Corporation, that director or officer will, to the fullest extent permitted by law, have fully satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if that director or officer acts in a manner consistent with the following policy:

    . a corporate opportunity offered to any person who is one of our officers, and who is also a director but not an officer of FMC Corporation, will belong to us;

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    .  a corporate opportunity offered to any person who is one of our directors but not one of our officers, and who is also a director or officer of FMC Corporation, will belong to us if the opportunity is expressly offered to that person in his or her capacity as a director of our company, and otherwise will belong to FMC Corporation; and

    . a corporate opportunity offered to any person who is an officer of us and FMC Corporation will belong to us if the opportunity is expressly offered to the person in his or her capacity as an officer of our company, and otherwise will belong to FMC Corporation.

      These corporate opportunities provisions will expire once FMC Corporation owns less than 20% of our common stock and once none of our directors or officers is also a director or officer of FMC Corporation.

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                             PRINCIPAL STOCKHOLDER

      Prior to this offering, all of the outstanding shares of our common stock will be owned by FMC Corporation. After this offering, FMC Corporation will own
about   % of our outstanding common stock or approximately   % if the
underwriters fully exercise their over-allotment option. After completion of this offering and prior to the distribution, FMC Corporation will be able, acting alone, to elect our entire Board of Directors and to approve any action requiring stockholder approval. Except for FMC Corporation, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of FMC Corporation common stock will be treated on the same terms as other holders of FMC Corporation stock in any distribution by FMC Corporation. See "Management--Stock Ownership of Directors and Executive Officers" for a description of the ownership of FMC Corporation stock by our directors and executive officers.

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                          DESCRIPTION OF CAPITAL STOCK

General

      Upon the completion of this offering, we will be authorized to issue
shares of our common stock, $.01 par value, and    shares of undesignated
preferred stock, $.01 par value. The following description of our capital stock is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

Common Stock

      Prior to this offering, there were    shares of our common stock
outstanding, all of which were held of record by FMC Corporation.

      The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

      Our Board of Directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

    .  restricting dividends on our common stock;

    .  diluting the voting power of our common stock;

    .  impairing the liquidation rights of our common stock; or

    . delaying or preventing a change in control of our company without further action by our stockholders.

      At the closing of this offering, no shares of our preferred stock will be outstanding, and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See "-- The Rights Agreement."

      As of the closing of this offering,           shares of our junior
participating preferred stock will be reserved for issuance upon exercise of our preferred share purchase rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

      Some provisions of Delaware law and our Certificate of Incorporation and Bylaws could make the following more difficult, although they have little significance while we are controlled by FMC Corporation:

    .  acquisition of us by means of a tender offer;

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    .  acquisition of us by means of a proxy contest or otherwise; or

    .  removal of our incumbent officers and directors.

      These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

      Election and Removal of Directors

      Our Certificate of Incorporation provides that our Board of Directors is divided into three classes. The term of the first class of directors expires at our 2002 annual meeting of stockholders, the term of the second class of directors expires at our 2003 annual meeting of stockholders and the term of the third class of directors expires at our 2004 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if FMC Corporation no longer controls us because it generally makes it more difficult for stockholders to replace a majority of the directors. Our Certificate of Incorporation also provides that directors may be removed with or without cause only by the vote of holders of at least 80% of our outstanding shares of stock entitled to vote generally in the election of directors.

      Size of Board and Vacancies

      Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

      Elimination of Stockholder Action by Written Consent

      Our Certificate of Incorporation permits our stockholders to act by written consent without a meeting as long as FMC Corporation owns at least 50% of our voting stock. Once FMC Corporation ceases to own that percentage of our voting stock, our Certificate of Incorporation eliminates the right of our stockholders to act by written consent.

      Amendments to Our Bylaws

      Our Certificate of Incorporation and Bylaws provide that our Bylaws may only be amended by the vote of a majority of our whole Board of Directors or by the vote of holders of at least 80% of the outstanding shares of our voting stock.

      Amendment of Certificate of Incorporation Provisions

      The amendment of any of the above provisions in our Certificate of Incorporation would require approval by holders of at least 80% of our outstanding common stock.

      Stockholder Meetings

      Under our Bylaws, only our Board of Directors may call special meetings of our stockholders.

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      Requirements for Advance Notification of Stockholder Nominations and
Proposals

      Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

      Delaware Anti-Takeover Law

      Our Certificate of Incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us until FMC Corporation owns less than 15% of our outstanding common stock.

      In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 is not applicable to business combinations with FMC Corporation. The existence of this provision after FMC Corporation no longer owns at least 15% of our outstanding shares may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

      No Cumulative Voting

      Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

    Undesignated Preferred Stock

      The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

      The Rights Agreement

      Our Board of Directors will adopt a rights agreement prior to the offering. Pursuant to our rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. Our rights being issued are subject to the terms of our rights agreement.

      Our Board of Directors will adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our Board of Directors.

      For those interested in the specific terms of our rights agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which will be publicly filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

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      The Rights

      Our Board of Directors authorized the issuance of one of our rights for
each share of our common stock outstanding on   , 2001. Our rights initially
trade with, and are inseparable from, our common stock. Our rights are evidenced only by certificates that represent shares of our common stock. New rights will accompany any new shares of common stock we issue after , 2001 until the date on which the rights are distributed as described below.

      Exercise Price

      Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our series A junior participating preferred stock for $ , once the rights become exercisable. This portion of our preferred stock will give our stockholders approximately the same dividend, voting, and liquidation rights as would one share of our common stock. Prior to exercise, our right does not give its holder any dividend, voting, or liquidation rights.

      Exercisability

      Our rights will not be exercisable until:

    . ten days after the public announcement that a person or group has become an "acquiring person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

    . ten business days (or a later date determined by our Board of Directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

      In light of FMC Corporation's substantial ownership position, our rights agreement contains provisions excluding FMC Corporation from the operation of the adverse terms of our rights agreement until the first time it ceases to beneficially own at least 15% of our outstanding common stock.

      Until the date our rights become exercisable, our common stock certificates also evidence our rights, and any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person are void and may not be exercised.

      Consequences of a Person or Group Becoming an Acquiring Person

    . Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for $
       purchase shares of our common stock with a market value of $   ,
       based on the market price of our common stock prior to such acquisition.

    .  Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders
       of our rights except the acquiring person may, for $   , purchase
       shares of the acquiring corporation with a market value of $ based on the market price of the acquiring corporation's stock prior to such merger.

      Our Preferred Share Provisions

      Each one one-hundredth of a share of our preferred stock, if issued:

    .  will not be redeemable;

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    .  will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

    . will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of our common stock, whichever is greater;

    .  will have the same voting power as one share of our common stock; and

    . if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.

      The value of one one-hundredth interest in a share of our preferred stock should approximate the value of one share of our common stock.

    Expiration

      Our rights will expire on   , 2011.

    Redemption

      Our Board of Directors may redeem our rights for $.01 per right at any time before any person or group becomes an acquiring person. If our Board of Directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

    Exchange

      After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our Board of Directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

    Anti-Dilution Provisions

      Our Board of Directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1% will be made.

    Amendments

      The terms of our rights agreement may be amended by our Board of Directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our Board of Directors may not amend the agreement in a way that adversely affects holders of our rights.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Computershare Investor Services.

New York Stock Exchange Listing

      We expect the shares of our common stock to be approved for listing on the New York Stock Exchange under the symbol "FTI."

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                        SHARES ELIGIBLE FOR FUTURE SALE

      All of the           shares, or           shares if the underwriters
exercise their over-allotment option, of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by an affiliate of us as defined in Rule 144 under the Securities Act. Persons that may be deemed to be affiliates generally include our individuals or entities that control, are controlled by, or are under common control with, us, and may include our directors or officers of FMC Technologies as well as our significant stockholders, if any.

      The shares of our common stock held by FMC Corporation are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration.

      After the completion of this offering, FMC Corporation will own
approximately     % of our outstanding common stock, or     % if the
underwriters exercise their over-allotment option in full. FMC Corporation has advised us that it currently intends to distribute its remaining ownership interest in us to common stockholders of FMC Corporation. If completed, the distribution, as previously announced, is expected to take the form of a spin-off in which FMC Corporation distributes all of our common stock that it owns through a special dividend to FMC Corporation common stockholders. If circumstances change, FMC Corporation may distribute its remaining ownership interest in us through an exchange offer by FMC Corporation, in which its common stockholders would be offered the option of tendering some or all of their shares in exchange for our common stock, and a subsequent spin-off of FMC Corporation's remaining ownership interest in us. FMC Corporation has advised us that it does not intend to complete the distribution unless it receives a favorable tax ruling from the IRS as to the tax-free nature of the distribution for U.S. federal income tax purposes and the final approval of the Board of Directors of FMC Corporation, among other conditions. FMC Corporation has also advised us that it currently anticipates that this distribution will occur by the end of calendar year 2001.

      FMC Corporation has advised as that the final determination as to the completion, timing, structure and terms of the distribution will be based on financial and business considerations and prevailing market conditions. In addition, FMC Corporation has advised us that, as permitted by the separation and distribution agreement, it will not complete the distribution if its Board of Directors determines that the distribution is not in the best interests of FMC Corporation and its stockholders. FMC Corporation has the sole discretion to determine whether or not to complete the distribution and, if it decides to complete the distribution, to determine the timing, structure and terms of the distribution.

      Shares of our common stock distributed to FMC Corporation common stockholders in the distribution generally will be freely transferable, except for shares of our common stock received by persons that may be deemed to be our affiliates. Persons who are our affiliates will be permitted to sell the shares of our common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

      We, our directors, our executive officers and FMC Corporation have agreed with the underwriters that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, we generally will not offer, sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of Merrill Lynch & Co. on behalf of the underwriters.

      In connection with this offering, we will grant options to purchase
approximately         shares of our common stock. After this offering, we
intend to file a registration statement on Form S-8 to register approximately shares of our common stock that are reserved for issuance or sale under our stock plans that we will adopt in connection with the offering, as described under "Management--Incentive Plans." Currently there are no outstanding options to purchase shares of our common stock. All shares of our common stock issuable upon exercise of options to be granted under our stock plans will be freely tradable upon

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effectiveness of the S-8 registration statement without restrictions under the
Securities Act, except to the extent held by one of our affiliates (in which case they will be subject to the limitations of Rule 144 described above). In addition, we expect the registration statement on Form S-8 will register shares of our restricted stock that we will issue to replace all shares of FMC Corporation restricted stock held by our employees and a portion of the shares of FMC Corporation restricted stock held by our directors in connection with the offering. The terms of our restricted stock are limited by the terms of our stock plan. See "Management--Treatment of FMC Corporation Restricted Stock" and "Management--Incentive Plans--The Stock Plan."

      In addition, in connection with the distribution, we expect to replace all FMC Corporation options held by our employees and former employees and a portion of the FMC Corporation options held by our directors with options to acquire our common stock. See "Management--Treatment of FMC Corporation Options."

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                    MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
                    FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder other than:

    .  a citizen or resident of the United States;

    . a corporation created or organized in the United States or under the laws of the United States or of any state;

    . an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    . a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of more than 5% of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      In general, dividends we pay to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. Holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including IRS Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Under applicable Treasury Regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

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Gain on Sale or Other Disposition of Common Stock

      In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

    . the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) or the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis;

    . the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

    . the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

    . We are or have been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes (which we do not believe that we have been, currently are, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the NYSE.

Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provided otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S Holder resides or is established.

      U.S backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

      Under the Treasury Regulations, the payment of proceeds from the disposition of shares of our common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock paid to or though a non-U.S. office of a broker that is:

    .  a U.S. person;

    . a "controlled foreign corporation" for U.S. federal income tax purposes;

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    .  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

    . a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

      The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

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

                                  UNDERWRITING

      We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently
with the sale of        shares of our common stock to the international
managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares of our common stock listed opposite their names below.

                                                                        Number
                    U.S. Underwriter                                   of Shares
                    ----------------                                   ---------
        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated......................................
        Credit Suisse First Boston Corporation........................
        Salomon Smith Barney Inc......................................
                                                                        -------
             Total....................................................
                                                                        =======

      We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Credit Suisse First Boston (Europe) Limited and Salomon Brothers International Limited are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and
concurrently with the sale of         shares of our common stock to the U.S.
underwriters under the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to
purchase from us, an aggregate of        shares of our common stock in this
offering. The initial public offering price per share and the total underwriting discount per share of our common stock are identical under the U.S. purchase agreement and the international purchase agreement.

      The U.S. underwriters and the international managers have agreed to purchase all of the shares of our common stock sold under the U.S. and international purchase agreements if any of these shares of our common stock are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for sale of shares of our common stock to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

      We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

      The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of our common stock, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      Merrill Lynch will be facilitating Internet distribution for this offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares of our common stock for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web sites maintained by Merrill Lynch and Credit Suisse First Boston Corporation. Other than the prospectus in electronic format, the information on the Web sites of Merrill Lynch, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. is not part of this prospectus.

Commissions and Discounts

      The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus and to
dealers at that price less a concession not in excess of $       per share. The
U.S. underwriters may allow, and the dealers may reallow, a discount not in
excess of $       per share to other dealers. After the initial public
offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.


                                           Per Share Without Option With Option
                                           --------- -------------- -----------
      Public offering price...............      $           $             $
      Underwriting discount...............      $           $             $
      Proceeds, before expenses, to us....      $           $             $

      The expenses of the offering, not including the underwriting discount,
are estimated at $       and are payable by us.

Over-allotment Option

      We have granted an option to the U.S. underwriters to purchase up to additional shares of our common stock at the public offering price less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise this option, each will be obligated, subject to the conditions contained in the purchase agreements, to purchase a number of additional shares of our common stock proportionate to that U.S. underwriter's initial amount reflected in the above table.

      We have also granted an option to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of our common stock to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

Intersyndicate Agreement

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

No Sales of Similar Securities

      We, our executive officers and directors and FMC Corporation have agreed, with exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

    .  offer, pledge, sell or contract to sell any of our common stock,

    .  sell any option or contract to purchase any of our common stock,

    .  purchase any option or contract to sell any of our common stock,

    . grant any option, right or warrant for the sale of any of our common stock, other than pursuant to our employee benefit plans or director stock plan,

    .  lend or otherwise dispose of or transfer any of our common stock,

    . file, or request or demand that we file, a registration statement related to our common stock other than in connection with our employee benefit plans, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. These restrictions do not apply to shares of our common stock sold to the underwriters and international managers under this prospectus.

New York Stock Exchange Listing

      We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "FTI." In order to meet the requirements for listing of our common stock on the NYSE, the U.S. underwriters and the international managers have undertaken to sell a minimum number of shares of our common stock to a minimum number of beneficial owners as required by the NYSE.

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and the lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    . the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

    .  our financial information,

    . the history of, and the prospects for, our company and the industry in which we compete,

    . an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

    .  the present state of our development, and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares of our common stock will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares of our common stock being offered in this offering in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization and Short Positions and Penalty Bids

      Until this offering of shares of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

      The U.S. underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the U.S. underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The U.S. underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the U.S. underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The U.S. underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the U.S. underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the U.S. underwriters in the open market prior to the completion of the offering.

      The U.S. underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the U.S. underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Similar to other purchase transactions, the U.S. underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or FMC Corporation. Some of the underwriters and their affiliates also have engaged in commercial banking and investment banking transactions and services with us or FMC Corporation, including with respect to the separation, and may in the future engage in these transactions and services. They have received customary compensation for these services and transactions. In this regard, affiliates of each of the U.S. representatives are participating as lenders to FMC Corporation under the $200 million 180-day revolving credit facility. An affiliate of Salomon Smith Barney Inc. is acting as administrative agent for this facility. All amounts outstanding under this facility will be assumed by us and repaid in full out of the proceeds from this offering.

                                 LEGAL MATTERS

      Wachtell, Lipton, Rosen & Katz, New York, New York, will pass upon the validity of our common stock being sold in this offering and other legal matters for us. Vinson & Elkins L.L.P., Houston, Texas, will pass upon a number of legal matters relating to this offering for the underwriters. Each of these firms has in the past represented and continues to represent one or more of the underwriters, and Wachtell, Lipton, Rosen & Katz has in the past represented and continues to represent FMC Corporation, on a regular basis and in a variety of matters other than this offering.

                                    EXPERTS

      The audited combined financial statements and schedules of FMC Technologies, Inc. as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and the common stock, we refer you to this registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. You may read and copy the registration statement, including exhibits to the registration statement, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov.

      Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with those requirements, will file reports, proxy and information statements and other information with the SEC. You may inspect and copy these reports, proxy and information statements and other information at the addresses set forth above.

      We will make available to our stockholders our annual reports containing consolidated or combined financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated or combined financial statements for each of the first three quarters of each fiscal year.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................  F-2

Combined Statements of Income for the Years Ended December 31, 1998, 1999
 and 2000................................................................  F-3

Combined Balance Sheets as of December 31, 1999 and 2000.................  F-4

Combined Statements of Cash Flows for the Years Ended December 31, 1998,
 1999 and 2000...........................................................  F-5

Combined Statements of Changes in Stockholder's Equity for the Years
 Ended December 31, 1998, 1999 and 2000..................................  F-6

Notes to Combined Financial Statements...................................  F-7

      When the transactions described in Note 18 of the notes to the combined financial statements have been finalized, we will be in a position to render the following report.

                                          /s/ KPMG LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholder,
FMC Technologies, Inc.:

      We have audited the accompanying combined balance sheets of FMC Technologies, Inc. as of December 31, 1999 and 2000, and the related combined statements of income, cash flows and changes in stockholder's equity for each of the years in the three-year period ended December 31, 2000. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of FMC Technologies, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 9, 2001

                             FMC TECHNOLOGIES, INC.

                         COMBINED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                      Year ended December 31,
(In millions, except per share data)                ---------------------------
                                                      1998     1999      2000
                                                    -------- --------  --------
Revenue............................................ $2,185.5 $1,953.1  $1,875.2
Costs and expenses:
Cost of sales or services..........................  1,669.3  1,479.8   1,421.1
Selling, general and administrative expenses.......    337.8    302.4     291.2
Research and development...........................     50.7     51.8      56.7
Asset impairments (Note 5).........................      --       6.0       1.5
Restructuring and other charges (Note 5)...........      --       3.6       9.8
                                                    -------- --------  --------
  Total costs and expenses.........................  2,057.8  1,843.6   1,780.3
                                                    -------- --------  --------
Income from continuing operations before interest
 income, interest expense and income taxes.........    127.7    109.5      94.9
Interest income....................................      6.2      4.0       2.3
Interest expense...................................      8.1      3.5       6.6
                                                    -------- --------  --------
Income from continuing operations before income
 taxes.............................................    125.8    110.0      90.6
Provision for income taxes (Note 9)................     38.6     33.5      22.7
                                                    -------- --------  --------
Income from continuing operations..................     87.2     76.5      67.9
Discontinued operations, net of income taxes
 (Note 12).........................................      --      (5.5)      --
                                                    -------- --------  --------
  Net income....................................... $   87.2 $   71.0  $   67.9
                                                    ======== ========  ========
Earnings per common share from continuing
 operations (Note 3)............................... $        $         $
                                                    ======== ========  ========
Earnings per common share from discontinued
 operations (Note 3)............................... $        $         $
                                                    ======== ========  ========
Earnings per common share (Note 3)................. $        $         $
                                                    ======== ========  ========
Unaudited pro forma as adjusted basic earnings per
 common share from continuing operations
 (Note 18).........................................                    $
                                                                       ========
Unaudited pro forma as adjusted diluted earnings
 per common share from continuing operations
 (Note 18).........................................                    $
                                                                       ========




        The accompanying notes are an integral part of the combined financial statements.

                             FMC TECHNOLOGIES, INC.

                            COMBINED BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 2000

                                                                    December 31,
(In millions, except share and par value data)                   ------------------
                                                                   1999      2000
                                                                 --------  --------
Assets

Current assets:
Cash and cash equivalents....................................... $   40.1  $   17.8
Trade receivables, net of allowances of $10.4 in 1999 and $7.2
 in 2000........................................................    267.5     328.9
Inventories (Note 6)............................................    250.8     254.8
Other current assets............................................     68.3      62.0
Deferred income taxes (Note 9)..................................     31.7      29.8
                                                                 --------  --------
    Total current assets........................................    658.4     693.3
Investments.....................................................    151.5      29.9
Property, plant and equipment, net (Note 7).....................    280.6     257.3
Goodwill and intangible assets, net.............................    359.7     373.1
Other assets....................................................      5.7      12.0
Deferred income taxes (Note 9)..................................     17.3       8.1
                                                                 --------  --------
    Total assets................................................ $1,473.2  $1,373.7
                                                                 ========  ========

Liabilities and stockholder's equity

Current liabilities:
Short-term debt (Note 8)........................................ $   12.0  $   41.1
Accounts payable, trade and other...............................    367.5     328.3
Accrued payroll.................................................     48.7      39.7
Other current liabilities.......................................    125.5     113.5
Current portion of accrued pension and other postretirement
 benefits (Note 10).............................................      4.3      13.2
Income taxes payable (Note 9)...................................     14.0      29.6
                                                                 --------  --------
    Total current liabilities...................................    572.0     565.4
Accrued pension and other postretirement benefits, less current
 portion (Note 10)..............................................     75.4      59.2
Reserve for discontinued operations (Note 12)...................     33.8      30.6
Other liabilities...............................................     65.4      76.5
Commitments and contingent liabilities (Note 17)................      --        --
Stockholder's equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued
 and outstanding in 2000........................................      --        --
Capital in excess of par value of common stock..................      --        --
Accumulated other comprehensive loss............................    (78.3)   (111.4)
Owner's net investment..........................................    804.9     753.4
                                                                 --------  --------
    Total stockholder's equity..................................    726.6     642.0
                                                                 --------  --------
      Total liabilities and stockholder's equity................ $1,473.2  $1,373.7
                                                                 ========  ========

     The accompanying notes are an integral part of the combined financial statements.

                             FMC TECHNOLOGIES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                       Year ended December 31,
(In millions)                                         -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
Cash provided by operating activities of continuing
 operations:
Income from continuing operations...................  $  87.2  $  76.5  $  67.9
Adjustments to reconcile income from continuing
 operations to cash provided by operating activities
 of continuing operations:
  Depreciation and amortization.....................     66.6     62.3     59.1
  Asset impairments (Note 5)........................      --       6.0      1.5
  Restructuring and other charges (Note 5)..........      --       3.6      9.8
  Deferred income taxes.............................      3.4     16.7     11.1
  Other.............................................    (11.1)     2.7      6.9
Changes in operating assets and liabilities:
  Accounts receivable sold..........................      --      22.0     15.6
  Trade receivables, net............................     (6.8)    46.3    (78.3)
  Inventories.......................................      0.3     32.1    (16.5)
  Other current assets and other assets.............     (0.6)     0.8     17.5
  Accounts payable including advance payments,
   accrued payroll, other current liabilities and
   other liabilities................................    103.2   (111.3)   (89.7)
  Income taxes payable..............................     (3.0)     3.0     15.6
  Accrued pension and other postretirement benefits,
   net..............................................    (16.0)    (6.4)   (11.0)
                                                      -------  -------  -------
Cash provided by operating activities of continuing
 operations.........................................    223.2    154.3      9.5
                                                      -------  -------  -------
Cash required by discontinued operations (Note 12)..     (2.9)    (7.4)    (3.2)
                                                      -------  -------  -------
Cash provided (required) by investing activities:
  Acquisitions and joint venture investments........      --     (49.1)   (47.4)
  Capital expenditures..............................    (59.4)   (40.9)   (43.1)
  Proceeds from disposal of property, plant and
   equipment and sale-leasebacks....................     46.3     59.4     31.6
  Receipt of Tyco preferred stock (Note 4)..........   (121.6)     --       --
  Redemption of Tyco preferred stock (Note 4).......      --       --     127.5
  (Increase) decrease in investments................    (20.9)    24.1     (5.2)
                                                      -------  -------  -------
Cash provided (required) by investing activities....   (155.6)    (6.5)    63.4
                                                      -------  -------  -------
Cash provided (required) by financing activities:
  Net increase (decrease) in short-term debt........     (2.6)   (11.1)    29.0
  Repayment of long-term debt.......................     (8.0)     --       --
  Distribution to owner.............................    (54.6)  (124.4)  (119.4)
                                                      -------  -------  -------
Cash required by financing activities...............    (65.2)  (135.5)   (90.4)
                                                      -------  -------  -------
Effect of exchange rate changes on cash and cash
 equivalents........................................     (1.2)     9.8     (1.6)
                                                      -------  -------  -------
Increase (decrease) in cash and cash equivalents....     (1.7)    14.7    (22.3)
Cash and cash equivalents, beginning of year........     27.1     25.4     40.1
                                                      -------  -------  -------
Cash and cash equivalents, end of year..............  $  25.4  $  40.1  $  17.8
                                                      =======  =======  =======

      Supplemental cash flow information: Income taxes paid, net of refunds, were $38.2 million, $13.8 million and $1.8 million for 1998, 1999 and 2000, respectively. Interest payments for 1998, 1999 and 2000 were $4.7 million, $4.6 million and $8.8 million, respectively.

     The accompanying notes are an integral part of the combined financial statements.

                             FMC TECHNOLOGIES, INC.

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                    Accumulated
                                                       other
                                       Owner's net comprehensive Comprehensive
(In millions)                          investment  income (loss) income (loss)
                                       ----------- ------------- -------------
Balance at December 31, 1997..........   $ 825.7      $ (31.9)
Net income............................      87.2          --        $ 87.2
Foreign currency translation
 adjustment (Note 13).................       --          (3.9)        (3.9)
Distribution to owner.................     (54.6)         --           --
                                         -------      -------       ------
                                                                    $ 83.3
                                                                    ======
Balance at December 31, 1998..........     858.3        (35.8)
Net income............................      71.0          --          71.0
Foreign currency translation
 adjustment (Note 13).................       --         (39.3)       (39.3)
Minimum pension liability adjustment
 (Note 10)............................       --          (3.2)        (3.2)
Distribution to owner.................    (124.4)         --           --
                                         -------      -------       ------
                                                                    $ 28.5
                                                                    ======
Balance at December 31, 1999..........     804.9        (78.3)
Net income............................      67.9          --          67.9
Foreign currency translation
 adjustment (Note 13).................       --         (34.4)       (34.4)
Minimum pension liability adjustment
 (Note 10)............................       --           1.3          1.3
Distribution to owner.................    (119.4)         --           --
                                         -------      -------       ------
                                                                    $ 34.8
                                                                    ======
Balance at December 31, 2000..........   $ 753.4      $(111.4)
                                         =======      =======



     The accompanying notes are an integral part of the combined financial statements.

                             FMC TECHNOLOGIES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Nature of Organization and Business

      On October 31, 2000, FMC Corporation announced its intention to reorganize its Energy Systems and Specialty Systems businesses as a new company, FMC Technologies, Inc. ("FMC Technologies" or the "Company"), and to sell up to 19.9% of FMC Technologies' common stock by means of an initial public offering (the "offering"), followed by a distribution (the "distribution") to FMC Corporation's stockholders of FMC Corporation's remaining interest in the Company's common stock. FMC Corporation has further advised FMC Technologies that the distribution is expected to occur by the end of calendar year 2001.

      FMC Technologies was incorporated in Delaware on November 13, 2000 and currently is a wholly owned subsidiary of FMC Corporation. FMC Technologies designs, manufactures and services technologically sophisticated systems and products for its customers through its Energy Systems and Specialty Systems segments. Energy Systems is a leading supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. Specialty Systems provides technologically advanced handling and processing systems to industrial customers.

Note 2. Basis of Presentation

      FMC Corporation has operated the businesses it will transfer to FMC Technologies in the separation as internal units of FMC Corporation through various divisions and subsidiaries, or through investments in unconsolidated affiliates. Before the closing of the offering, FMC Corporation intends to contribute substantially all of its ownership interests in the businesses included in these combined financial statements to the Company with the remainder to be transferred shortly after the closing. These combined financial statements reflect the combined results of the businesses as if they had been contributed to the Company for all periods. Subsequent to the contribution, all of the businesses included in these combined financial statements will be consolidated subsidiaries or divisions of the Company, or will be investments of the Company or its subsidiaries.

      FMC Technologies' combined financial statements have been carved out from the consolidated financial statements of FMC Corporation using the historical results of operations and bases of the assets and liabilities of the transferred businesses, and give effect to certain allocations of expenses from FMC Corporation. Such expenses represent costs related to general and administrative services that FMC Corporation has provided to FMC Technologies, including accounting, treasury, tax, legal, human resources, information technology and other corporate and infrastructure services. The costs of these services have been allocated to FMC Technologies and included in the Company's combined financial statements based upon the relative levels of use of those services. The expense allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of FMC Technologies' utilization of those services. These allocations and estimates, however, are not necessarily indicative of the costs and expenses that would have resulted if FMC Technologies had operated as a separate entity in the past, or of the costs the Company may incur in the future. For information relating to FMC Technologies' relationship with FMC Corporation and services between FMC Technologies and FMC Corporation following the separation, see Note 18.

      The Company's cash resources are managed under a centralized system wherein receipts are deposited to the corporate accounts of FMC Corporation and disbursements are centrally funded. Accordingly, settlement of certain assets and liabilities arising from common services or activities provided by FMC Corporation and certain related-party transactions are reflected as net equity distributions to FMC Corporation.

      The combined financial statements do not reflect the debt or interest expense FMC Technologies would have incurred if it were a stand-alone entity. In addition, the combined financial statements may not be

                             FMC TECHNOLOGIES, INC.

indicative of the Company's combined financial position, operating results or cash flows in the future or what the Company's financial position, operating results and cash flows would have been had FMC Technologies been a separate, stand-alone entity during the periods presented. The combined financial statements do not reflect any changes that will occur in the Company's funding or operations as a result of the offering, the distribution and FMC Technologies becoming a stand-alone entity.

Note 3. Principal Accounting Policies

      Use of estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results are likely to differ from those estimates, but FMC Technologies' management does not believe such differences will materially affect the Company's financial position, results of operations or cash flows.

      Principles of combination--The combined financial statements include the accounts of the Energy Systems and Specialty Systems businesses of FMC Corporation that will be transferred to FMC Technologies in the separation. All material intercompany accounts and transactions are eliminated in combination.

      Revenue recognition--Revenue from equipment sales is either recognized upon transfer of title to the customer (which is generally upon shipment) or, in the case of larger long-term contracts, under the percentage of completion method. Under the percentage of completion method, revenue is recognized as work progresses on each contract in the ratio that costs incurred to date bear to total estimated costs. Any expected losses on contracts in progress are charged to operations in the period the losses become probable. Service revenue related to the installation and maintenance of equipment is recognized as the service is provided.

      Cash equivalents--The Company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

      Accounts receivable--During the fourth quarter of 1999, FMC Corporation entered into an accounts receivable financing facility under which accounts receivable are sold without recourse through a wholly owned, bankruptcy remote subsidiary. As part of FMC Corporation, FMC Technologies' operations have participated in the facility, which resulted in reductions of accounts receivable of $22.3 million and $38.0 million at December 31, 1999 and 2000, respectively. The Company accounts for the sales of receivables in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Net discounts recognized on sales of receivables are included in selling, general and administrative expenses in the combined statements of income and amounted to $0.3 million and $0.1 million for the years ended December 31, 1999 and 2000, respectively.

      Revenue in excess of billings on completed contracts accounted for under the percentage of completion method is included in accounts receivable and amounted to $34.5 million at December 31, 1999 and $76.3 million at December 31, 2000.

      Inventories--Inventories are stated at the lower of cost or market value. Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to contracts-in-progress, which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. At December 31, 2000, inventories accounted for

                             FMC TECHNOLOGIES, INC.

under the LIFO method totaled $93.6 million. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

      Investments--Investments in companies in which FMC Technologies' ownership interest is 50% or less and in which FMC Technologies exercises significant influence over operating and financial policies, and majority owned investments in which FMC Technologies' control is restricted or temporary in nature, are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost, as appropriate.

      Property, plant and equipment--Property, plant and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements--20 years, buildings--20 to 50 years, and machinery and equipment--3 to 18 years). Gains and losses are reflected in income upon sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment or increase productivity are capitalized.

      The Company reviews the recovery of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the fair value of the assets.

      Goodwill and intangible assets--Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. The Company periodically evaluates the recoverability of the net book value of goodwill and intangible assets, particularly in the case of a change in business circumstances or other triggering event, based on expected undiscounted future cash flows for each operation having a significant goodwill balance. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the fair value of the assets. Amortization of goodwill and intangible assets was $16.4 million, $15.0 million and $15.7 million in 1998, 1999 and 2000, respectively.

      Accounts payable--Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are classified with accounts payable and amounted to $181.8 million at December 31, 1999 and $120.2 million at December 31, 2000.

      Income taxes--The provision for income taxes reflected in FMC Technologies' combined financial statements has been computed as if FMC Technologies were a stand-alone entity and filed separate tax returns. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided for in the year in which the decision is made to repatriate the earnings.

      Accumulated other comprehensive loss--At December 31, 1999, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $75.1 million and a minimum pension liability adjustment of $3.2 million. At December 31, 2000, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $109.5 million and a minimum pension liability adjustment of $1.9 million.

                             FMC TECHNOLOGIES, INC.

      Earnings per common share--Earnings per common share has been computed by dividing net earnings by the weighted average number of common shares outstanding during the period. For purposes of computing earnings per share,
weighted average shares outstanding assumes      shares of common stock of the
Company were outstanding for all periods presented.

      Foreign currency translation--Assets and liabilities of most foreign operations are translated at exchange rates in effect at the balance sheet date, and the foreign operations' income statements are translated at the monthly exchange rates for the period. For operations in non-highly inflationary countries, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholder's equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash and cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

      Derivative financial instruments and foreign currency transactions--The Company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates. Derivative financial instruments currently used by the Company primarily consist of foreign currency forward contracts. Contracts are executed centrally to minimize transaction costs on currency conversions and minimize losses due to adverse changes in foreign currency markets. The Company evaluates and monitors combined net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.

      Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income when those carrying amounts are converted. Gains and losses related to hedges of firm commitments also are deferred and included in the basis of the transaction when it is completed. Gains and losses on unhedged foreign currency transactions are included in income as part of cost of sales or services. Gains and losses on derivative financial instruments that protect the Company from exposure in a particular currency, but do not currently have a designated underlying transaction, are also included in income as part of cost of sales or services. If a hedged item matures, is sold, extinguished, or terminated, or is related to an anticipated transaction that is no longer likely to take place, the derivative financial instrument related to the hedged item is closed out and the related gain or loss is included in income as part of cost of sales or services or interest expense, as appropriate in relation to the hedged item.

      Cash flows from hedging contracts are reported in the combined statements of cash flows in the same categories as the cash flows from the transactions being hedged.

      Segment information--The Company's determination of its reportable segments on the basis of its strategic business units and the commonalities among the products and services within each segment corresponds to the manner in which the Company's management reviews and evaluates operating performance. The Company has combined certain similar operating segments that meet applicable criteria established under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

      Energy Systems is a leading supplier of systems and services used in the offshore, particularly deepwater, exploration and production of crude oil and natural gas. Specialty Systems provides technologically advanced handling and processing systems to industrial customers. See Note 15 for a further description and additional information regarding the Company's segments.

                             FMC TECHNOLOGIES, INC.

Note 4. Business Combinations and Divestitures

      In August 1998, the Company acquired a majority of the voting stock of CBV Industria Mecanica S.A. ("CBV"), a leading wellhead manufacturer in Brazil. Following a 1999 tender offer for the remaining outstanding shares of CBV, the Company holds a 98% ownership interest in CBV. CBV's operations are included in the Energy Systems segment.

      On February 16, 2000, the Company acquired York International Corporation's Northfield Freezing Systems Group ("Northfield") for $39.8 million in cash and the assumption of certain liabilities. Northfield, headquartered in Northfield, MN, is a manufacturer of freezing systems for industrial food processing. Northfield's products include freezers, coolers and dehydrators for the food processing industry. The Company has recorded goodwill (to be amortized over 40 years) and other intangible assets totaling $41.6 million relating to the acquisition. Northfield's operations are included in the Specialty Systems segment.

      The Company completed smaller acquisitions and joint venture investments during the years ended December 31, 1998, 1999 and 2000.

      All acquisitions were accounted for using the purchase method of accounting, and, accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the dates of acquisition. The excess of the purchase prices over the fair values of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, and is amortized over periods ranging from 10 to 40 years. Had the acquisitions occurred at the beginning of the earliest period presented, the effect on the Company's combined financial statements would not have been significantly different than those reported and, accordingly, pro forma financial information has not been provided.

      The purchase prices for all of the aforementioned acquisitions were satisfied from cash flows from operations and external financing. Results of operations of the acquired companies have been included in the Company's combined statements of income from the respective dates of acquisition.

      In July 1998, the Company completed the sale of its Crosby Valve business to a subsidiary of Tyco International Ltd. ("Tyco") for cash and Tyco preferred stock. In October 2000, the Company redeemed its investment in Tyco preferred stock in exchange for cash proceeds of $128.7 million, including dividends of $1.2 million. Crosby Valve was included in the Energy Systems segment until its sale in July 1998.

      Asset sales and the divestiture of Crosby Valve during the year ended December 31, 1998 resulted in gains of $19.1 million. Asset sales during the years ended December 31, 1999 and 2000 resulted in gains of $10.1 million and $3.3 million, respectively.

Note 5. Asset Impairments and Restructuring and Other Charges

      Restructuring spending related to a restructuring program initiated in 1997 was $13.2 million and $8.9 million in 1998 and 1999, respectively. All restructuring activities were completed and there were no remaining accruals related to this program at December 31, 1999.

      In the third quarter of 1999, the Company recorded asset impairments and restructuring and other one-time charges of $9.6 million ($5.9 million after tax). Asset impairments of $6.0 million were required to write down certain Specialty Systems assets. Estimated future cash flows attributed to these assets indicated that an impairment of the assets had occurred. The restructuring and other one-time charges of $3.6 million resulted primarily from strategic decisions to divest or restructure certain corporate departments and a number of businesses, including certain Specialty Systems and Energy Systems operations. Restructuring spending under all 1999 programs totaled $2.7 million and $0.9 million in 1999 and 2000, respectively, and included severance

                             FMC TECHNOLOGIES, INC.

payments for 122 individuals. All restructuring activities were completed and there were no remaining accruals related to these programs at December 31, 2000.

      In the second quarter of 2000, FMC Technologies recorded asset impairments and restructuring and other one-time charges totaling $11.3 million before taxes ($6.9 million after tax). Asset impairments of $1.5 million were required to write down certain Energy Systems equipment, as estimated future cash flows attributed to these assets indicated that an impairment of the assets had occurred. Restructuring and other one-time charges were $9.8 million, of which $8.0 million resulted primarily from strategic decisions to restructure certain Specialty Systems operations, and included planned reductions in force of 236 individuals. Restructuring charges of $1.4 million at Energy Systems included severance costs related to planned reductions in force of 68 individuals as a result of the delay in orders received from oil and gas companies for major systems. Restructuring charges of $0.4 million related to a corporate reduction in force. Restructuring spending under these programs totaled $7.0 million in 2000. Management believes that the severance of the remaining 53 employees and other activities associated with these restructuring programs will be substantially complete by March 31, 2001.

Note 6. Inventories

      Inventories are recorded at the lower of cost or market value. The current replacement costs of inventories exceeded their recorded values by $78.8 million and $82.3 million at December 31, 1999 and 2000, respectively. During 1999, the Company reduced certain LIFO inventories that were carried at lower than prevailing costs, resulting in a reduction of LIFO expense of $2.0 million. There were no reductions in LIFO inventories during 1998 and 2000.

      Inventories consisted of the following:

                                                              December 31,
      (In millions)                                          ----------------
                                                              1999     2000
                                                             -------  -------
      Raw materials and purchased parts..................... $ 108.5  $ 112.0
      Work in progress......................................   134.3    120.8
      Manufactured parts and finished goods.................   109.4    124.6
                                                             -------  -------
          Gross inventory before valuation adjustments and
           LIFO reserves....................................   352.2    357.4
      Valuation adjustments and LIFO reserves...............  (101.4)  (102.6)
                                                             -------  -------
          Net inventory..................................... $ 250.8  $ 254.8
                                                             =======  =======

                             FMC TECHNOLOGIES, INC.

Note 7. Property, Plant and Equipment

      Property, plant and equipment consisted of the following:

                                                                 December 31,
      (In millions)                                             ---------------
                                                                 1999     2000
                                                                -------  ------
      Land and land improvements............................... $  17.3  $ 17.6
      Buildings................................................   138.5   133.8
      Machinery and equipment..................................   442.8   420.1
      Construction in progress.................................    10.6    12.6
                                                                -------  ------
          Total cost...........................................   609.2   584.1
      Accumulated depreciation.................................  (328.6) (326.8)
                                                                -------  ------
          Net property, plant and equipment.................... $ 280.6  $257.3
                                                                =======  ======

      Depreciation expense was $49.0 million, $46.2 million and $41.2 million in 1998, 1999 and 2000, respectively.

      During 1999 and 2000, the Company entered into agreements for the sale and leaseback of certain equipment. Net property, plant and equipment was reduced by the equipment's carrying values of $29.1 million in 1999 and $13.7 million in 2000. The net cash proceeds received were $52.1 million in 1999 and $22.5 million in 2000. Non-amortizing deferred credits were recorded in conjunction with the sale transactions. These credits totaled $23.4 and $31.8 million at December 31, 1999 and 2000, respectively, and are included in other long-term liabilities. The Company has annual fair market value purchase options under the agreements. The leases, which end in December 2004, are classified as operating leases in accordance with SFAS No. 13, "Accounting for Leases."

Note 8. Debt

      At December 31, 1999 and 2000, short-term debt included third-party debt of FMC Technologies' foreign operations of $11.9 million and $14.0 million, respectively. The weighted average interest rates on these outstanding borrowings were approximately 8.8% and 8.4% at December 31, 1999 and 2000, respectively. In addition, at December 31, 2000, short-term debt included $26.9 million of borrowings from MODEC International, LLC, a 37.5%-owned joint venture, at an interest rate of approximately 7.2%.

      Because FMC Corporation has historically funded most of its businesses centrally, third-party debt and cash for operating companies has been minimal and is not representative of what the Company's actual debt balances would have been had the Company been a separate, stand-alone entity. See Note 18 for a further description of the financing arrangements relating to the separation.

Note 9. Income Taxes

      The operating results of FMC Technologies have been included in FMC Corporation's U.S. consolidated income tax returns and the state and foreign tax returns of FMC Corporation and its domestic affiliates. In certain instances, income of domestic subsidiaries of FMC Technologies is reported on separate state income tax returns of the domestic subsidiaries. In addition, operating results of foreign operations of FMC Technologies have been included in the tax returns of foreign affiliates of FMC Corporation. As long as FMC Corporation continues to own at least 80% of the voting power and value of FMC Technologies' outstanding capital stock, FMC Technologies will continue to be included in the U.S. consolidated income tax returns of FMC Corporation and certain state and foreign income tax returns of FMC Corporation and its affiliates.

                             FMC TECHNOLOGIES, INC.

      The provision for income taxes in FMC Technologies' combined financial statements has been prepared as if FMC Technologies were a stand-alone entity and filed separate tax returns. See Note 18 for a description of the tax sharing agreements between FMC Corporation and FMC Technologies.

      Domestic and foreign components of income from continuing operations before income taxes are shown below:


                                                          Year Ended December
                                                                  31,
      (In millions)                                       --------------------
                                                           1998   1999   2000
                                                          ------ ------  -----
      Domestic..........................................  $ 76.8 $ 26.8  $11.6
      Foreign...........................................    49.0   83.2   79.0
                                                          ------ ------  -----
          Total.........................................  $125.8 $110.0  $90.6
                                                          ====== ======  =====

      The provisions (benefits) for income taxes attributable to income from continuing operations consisted of:

                                                          Year Ended December
                                                                  31,
      (In millions)                                       --------------------
                                                           1998   1999   2000
                                                          ------ ------  -----
      Current:
        Federal.........................................  $ 10.4 $  7.4  $(0.2)
        Foreign.........................................    20.8    7.9   11.2
        State and local.................................     4.0    1.5    0.6
                                                          ------ ------  -----
          Total current.................................    35.2   16.8   11.6
      Deferred..........................................     3.4   16.7   11.1
                                                          ------ ------  -----
          Total.........................................  $ 38.6 $ 33.5  $22.7
                                                          ====== ======  =====

      Total income tax provisions were allocated as follows:

                                                          Year Ended December
                                                                  31,
      (In millions)                                       --------------------
                                                           1998   1999   2000
                                                          ------ ------  -----
      Continuing operations.............................  $ 38.6 $ 33.5  $22.7
      Discontinued operations...........................     --    (3.5)   --
                                                          ------ ------  -----
      Income tax provision..............................  $ 38.6 $ 30.0  $22.7
                                                          ====== ======  =====

      Significant components of the deferred income tax provisions attributable to income from continuing operations before income taxes were as follows:

                                                          Year Ended December
                                                                  31,
      (In millions)                                       --------------------
                                                           1998   1999   2000
                                                          ------ ------  -----
      Deferred tax (exclusive of the valuation
       allowance).......................................  $  3.3 $ 13.7  $11.8
      Increase (decrease) in the valuation allowance for
       deferred tax assets..............................     0.1    3.0   (0.7)
                                                          ------ ------  -----
      Deferred income tax provision.....................  $  3.4 $ 16.7  $11.1
                                                          ====== ======  =====

                             FMC TECHNOLOGIES, INC.

      Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                December 31,
      (In millions)                                             --------------
                                                                 1999    2000
                                                                ------  ------
      Reserves for discontinued operations and restructuring... $ 15.4  $ 19.1
      Accrued pension and other postretirement benefits........   35.5    34.3
      Other reserves...........................................   40.6    34.2
      Net operating loss carryforwards.........................    6.1     5.4
      Other....................................................   11.8    11.9
                                                                ------  ------
        Deferred tax assets....................................  109.4   104.9
      Valuation allowance......................................   (6.1)   (5.4)
                                                                ------  ------
        Deferred tax assets, net of valuation allowance........  103.3    99.5
                                                                ------  ------
      Property, plant and equipment............................   25.7    25.7
      Unbilled percentage of completion revenue and other......   28.6    35.9
                                                                ------  ------
        Deferred tax liabilities...............................   54.3    61.6
                                                                ------  ------
          Net deferred tax assets.............................. $ 49.0  $ 37.9
                                                                ======  ======

      The effective income tax rate applicable to income from continuing operations before income taxes was different from the statutory U.S. federal income tax rate due to the factors listed in the following table:

                                                                             Year Ended
                                                                            December 31,
      (Percent of income from operations)                                  ----------------
                                                                           1998  1999  2000
                                                                           ----  ----  ----
      Statutory U.S. tax rate............................................   35%   35%   35%
      Net difference:
        Foreign sales corporation income subject to different tax rates..   (2)   (3)   (2)
        State and local income taxes, less federal income tax benefit....    2     1     1
        Foreign earnings subject to different tax rates..................   (7)   (6)  (11)
        Tax on intercompany dividends and deemed dividends for tax
         purposes........................................................    2     2     3
        Nondeductible goodwill...........................................    2     1     1
        Nondeductible expenses...........................................    1     1     1
        Equity in earnings of affiliates not taxed.......................   (1)   --    --
        Change in valuation allowance....................................   --    --    (1)
        Other............................................................   (1)   (1)   (2)
                                                                           ---   ---   ---
          Total difference...............................................   (4)   (5)  (10)
                                                                           ---   ---   ---
      Effective tax rate.................................................   31%   30%   25%
                                                                           ===   ===   ===

      U.S. income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($172.1 million and $153.1 million at December 31, 1999 and 2000, respectively) or foreign unconsolidated subsidiaries and affiliates ($2.8 million and $2.0 million at December 31, 1999 and 2000, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the Company as dividends were $7.9 million, $14.0 million and $35.3 million in 1998, 1999 and 2000, respectively.

Note 10. Pensions and Postretirement and Other Benefit Plans

      Through the end of 2000, substantially all of the Company's domestic employees participated in FMC Corporation's qualified pension and postretirement medical and life insurance plans after meeting certain employment criteria, and may have participated in FMC Corporation's other benefit plans depending on their

                             FMC TECHNOLOGIES, INC.

location and employment status. Foreign-based employees may also have been eligible to participate in FMC Corporation-sponsored or government-sponsored programs that were available to them.

      Pension and postretirement amounts recognized in the Company's combined financial statements have been determined on the basis of certain assumptions regarding whether FMC Corporation or FMC Technologies will assume the assets and liabilities related to specific groups of current and former FMC Corporation employees. The ultimate distribution of pension and postretirement benefit assets and liabilities will be governed by the employee benefits agreement that the Company will enter into with FMC Corporation and will involve actuarial calculations and determinations about the employment status of FMC Corporation's corporate office employees. See Note 18.

      The funded status of the Company's allocated portion of FMC Corporation's domestic qualified and non-qualified pension, the United Kingdom pension plan, one German pension plan and FMC Corporation's domestic postretirement health care and life insurance benefit plans, together with the associated balances recognized in the Company's combined financial statements as of December 31, were as follows:

                                                                   Other
                                                              Postretirement
                                                Pensions         Benefits
(In millions)                                 --------------  ----------------
                                               1999    2000    1999     2000
                                              ------  ------  -------  -------
Accumulated benefit obligation:
Plans with unfunded accumulated benefit
 obligation.................................. $ 16.8  $ 16.6  $   --   $   --
                                              ======  ======  =======  =======
Change in benefit obligation:
Benefit obligation at January 1.............. $341.2  $328.2  $  39.3  $  36.5
  Service cost...............................   15.3    12.6      1.1      1.0
  Interest cost..............................   23.1    24.1      2.7      2.6
  Actuarial gain.............................  (38.4)   (9.4)    (3.4)    (2.3)
  Amendments.................................    0.7     0.2      --       0.1
  Foreign exchange currency rate changes.....    --     (4.1)     --       --
  Transfer of U.K. inactive group............    --     32.3      --       --
  Plan participants' contributions...........    --      --       1.4      1.8
  Benefits paid..............................  (13.7)  (16.1)    (4.6)    (4.6)
                                              ------  ------  -------  -------
    Benefit obligation at December 31........  328.2   367.8     36.5     35.1
                                              ------  ------  -------  -------
Change in fair value of plan assets:
Fair value of plan assets at January 1.......  300.8   285.2      --       --
  Actual return on plan assets...............   (3.4)   41.1      --       --
  Foreign exchange currency rate changes.....    --     (4.1)     --       --
  Transfer of U.K. inactive group............    --     33.6      --       --
  Company contributions......................    1.5     1.5      3.2      2.8
  Plan participants' contributions...........    --      --       1.4      1.8
  Benefits paid..............................  (13.7)  (16.1)    (4.6)    (4.6)
                                              ------  ------  -------  -------
    Fair value of plan assets at December
     31......................................  285.2   341.2      --       --
                                              ------  ------  -------  -------
Funded status of the plans (liability).......  (43.0)  (26.6)   (36.5)   (35.1)
Unrecognized actuarial loss (gain)...........   23.0     5.0     (0.4)    (2.3)
Unrecognized prior service cost (income).....    8.3     7.0    (13.2)   (10.0)
Unrecognized transition asset................  (12.0)   (6.3)     --       --
                                              ------  ------  -------  -------
    Net amounts recognized in the balance
     sheets at December 31................... $(23.7) $(20.9) $ (50.1) $ (47.4)
                                              ======  ======  =======  =======
Prepaid benefit cost......................... $  5.0  $ 11.1  $    --  $    --
Accrued benefit liability....................  (34.6)  (36.1)   (50.1)   (47.4)
Intangible asset.............................    2.7     2.2      --       --
Accumulated other comprehensive income.......    3.2     1.9      --       --
                                              ------  ------  -------  -------
    Net amounts recognized in the balance
     sheets at December 31................... $(23.7) $(20.9) $ (50.1) $ (47.4)
                                              ======  ======  =======  =======

                             FMC TECHNOLOGIES, INC.

      The following table summarizes the assumptions used and the components of net annual benefit cost (income) for the years ended December 31:

                                                                 Other
                                                            Postretirement
                                         Pensions              Benefits
(In millions)                      ----------------------  -------------------
                                    1998    1999    2000   1998   1999   2000
                                   ------  ------  ------  -----  -----  -----
Assumptions as of September 30:
Discount rate.....................   6.75%   7.50%   7.50%  6.75%  7.50%  7.50%
Expected return on assets.........   9.20%   9.25%   9.25%   --     --     --
Rate of compensation increase.....   5.00%   5.00%   4.25%   --     --     --
                                   ------  ------  ------  -----  -----  -----
Components of net annual benefit
 cost:
  Service cost.................... $ 12.1  $ 15.3  $ 12.6  $ 1.2  $ 1.1  $ 1.0
  Interest cost...................   20.4    23.1    24.1    2.9    2.7    2.6
  Expected return on plan assets..  (24.7)  (26.1)  (27.1)   --     --     --
  Amortization of transition
   asset..........................   (7.0)   (7.0)   (6.8)   --     --     --
  Amortization of prior service
   cost...........................    1.4     1.6     1.6   (2.8)  (3.1)  (3.1)
  Recognized net actuarial (gain)
   loss...........................   (0.2)    1.1     0.6   (0.4)   --    (0.3)
                                   ------  ------  ------  -----  -----  -----
    Net annual benefit cost....... $  2.0  $  8.0  $  5.0  $ 0.9  $ 0.7  $ 0.2
                                   ======  ======  ======  =====  =====  =====

      The change in the discount rate used in determining domestic pension and other postretirement benefit obligations from 6.75% to 7.50% decreased the projected benefit obligations by $33.5 million at December 31, 1999.

      The change in the rate of compensation increase used in determining domestic pension plan obligations from 5.0% to 4.25% decreased the projected benefit obligation by $7.8 million at December 31, 2000.

      For measurement purposes, a 6.0% annual rate of increase in the per capita cost of health care benefits was assumed for 1999 and 2000. The rate was assumed to decrease to 5.0% for 2001 and remain at that level thereafter.

      Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                            One        One
                                                         Percentage Percentage
      (In millions)                                        Point      Point
                                                          Increase   Decrease
                                                         ---------- ----------
      Effect on total of service and interest cost
       components.......................................    $ --      $ --
      Effect on postretirement benefit obligation.......    $0.3      $(0.2)

      The Company has adopted SFAS No. 87, "Employers' Accounting for Pensions," for its pension plan for employees in the United Kingdom and for one pension plan in Germany. The financial impact of compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $3.0 million in 1998, $3.7 million in 1999 and $3.4 million in 2000.

      To effect a separation of the pension plan in the United Kingdom, FMC Technologies was allocated the assets and liabilities associated with inactive participants of FMC Corporation's divested process additives division effective December 31, 2000. FMC Technologies will also assume any net annual benefit cost or

                             FMC TECHNOLOGIES, INC.

income associated with these participants beginning in 2001. The addition of this participant group increased the pension's projected benefit obligation by $32.3 million, the pension plan's assets by $33.6 million and the pension's prepaid benefit cost by $5.8 million at December 31, 2000.

      The Company has recognized expense of $7.6 million, $7.5 million and $7.5 million in 1998, 1999 and 2000, respectively, for FMC Technologies' share of matching contributions to the FMC Corporation Savings and Investment Plan, a qualified domestic salary-reduction plan under Section 401(k) of the Internal Revenue Code.

Note 11. Incentive Compensation Plans

      The Company did not grant stock-based compensation or maintain its own incentive compensation programs during the three years ended December 31, 2000. However, certain employees of the Company participate or have participated in FMC Corporation's 1995 Management Incentive Plan (the "Incentive Plan") and FMC Corporation's 1995 Stock Option Plan (the "Option Plan"), which provide incentives and awards to key employees of FMC Corporation. The Incentive Plan and the Option Plan are administered by a committee of the Board of Directors of FMC Corporation, which reviews and approves financial targets as well as the time and conditions for payment.

      The Incentive Plan provides for the grant of incentive awards payable partly in cash and partly in FMC Corporation common stock. The Company was allocated expense of $3.8 million, $6.8 million and $5.7 million during the years ended December 31, 1998, 1999 and 2000, respectively, for the Incentive Plan. This expense represented the cost of FMC Corporation restricted stock and bonuses granted to employees and directors of the Company and to certain employees of FMC Corporation who provided services to the Company. The Option Plan provides for regular grants of FMC Corporation stock options. The exercise price for options is not less than the fair market value of the stock at the date of grant. The contractual life of each option is generally ten years and substantially all options vest in three to four years. FMC Corporation accounts for stock options under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for the Incentive Plan and Option Plan and therefore, no compensation cost has been allocated to the Company.

      See Note 18 for a description of new incentive compensation arrangements that are expected to be adopted by the Company before completion of the offering.

Note 12. Discontinued Operations

      The Company has retained specified self-insured product liabilities associated with specified discontinued businesses of FMC Corporation related to past operations, primarily the construction equipment, marine and rail and mining equipment divisions, which were divested or closed before 1984. Reserves related to these liabilities amounted to $33.8 million at December 31, 1999 and $30.6 million at December 31, 2000.

      In the fourth quarter of 1999, FMC Technologies provided $9.0 million ($5.5 million after tax) to increase its recorded liabilities based on revised actuarial estimates of the ultimate cost of product liability claims related to these discontinued businesses. During 1998, 1999 and 2000, respectively, FMC Technologies spent $2.9 million, $7.4 million and $3.2 million in settlement of these liabilities.

                             FMC TECHNOLOGIES, INC.

Note 13. Foreign Currency

      The Norwegian krone and Swedish krona were relatively stable against the U.S. dollar in 1998 while the Mexican peso weakened and certain Asian currencies experienced significant intra-year volatility. Additionally in 1998, the Japanese yen reversed its previous trend and strengthened. Exposures in 1999 were affected primarily by the weakening of the Norwegian krone and Swedish krona as well as the stronger Japanese yen. In 2000, foreign currency transactional exposures were most affected by the weakening of the British pound, Norwegian krone and Swedish krona against the U.S. dollar. The Company mitigates its transactional exposure to variability in currency exchange rates by entering into foreign exchange forward and option contracts with third parties.

      During 2000, the Company's earnings were negatively affected by approximately $6 million before tax due to the impact of weaker European currencies (particularly the euro, Norwegian krone and Swedish krona) on the Company's foreign currency-denominated sales, which was partly offset by the benefit of paying certain local operating costs in the same European currencies.

      Net income for 1998, 1999 and 2000 included aggregate foreign currency gains (losses) of $(2.5) million, $3.8 million and $4.5 million, respectively.

      The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to accumulated other comprehensive loss or to income for the years ended December 31:

                                                           Gains (Losses)
      (In millions)                                      ---------------------
                                                         1998    1999    2000
                                                         -----  ------  ------
      Cash and cash equivalents......................... $(1.2) $  9.8  $ (1.6)
      Other working capital.............................  (2.5)  (20.7)  (26.2)
      Property, plant and equipment, net................  (0.7)   (8.3)   (8.8)
      Investments.......................................  (2.8)    6.3     0.7
      Debt..............................................   0.7     0.7    (0.1)
      Other.............................................   0.1   (23.3)    6.1
                                                         -----  ------  ------
                                                         $(6.4) $(35.5) $(29.9)
                                                         =====  ======  ======
      Other comprehensive loss.......................... $(3.9) $(39.3) $(34.4)
      Gain (loss) included in income....................  (2.5)    3.8     4.5
                                                         -----  ------  ------
                                                         $(6.4) $(35.5) $(29.9)
                                                         =====  ======  ======

Note 14. Financial Instruments

      Derivative financial instruments--At December 31, 1999 and 2000, derivative financial instruments consisted primarily of foreign exchange forward contracts. The Company entered into these agreements to manage the currency risk associated with purchases and sales denominated in currencies other than the U.S. dollar. Substantially all of the foreign exchange forward contracts relate to receivables, payables and intercompany transactions and are accounted for as hedges.

      During 1998, the Company entered into forward contracts with a notional value of $33.0 million to offset various risks associated with the potential devaluation of the Brazilian real. The contracts matured in 1999, subsequent to the devaluation of the Brazilian real. Losses from the decline in value of the Company's real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on the forward contracts.

                             FMC TECHNOLOGIES, INC.

      As of December 31, 1999 and 2000, the Company held foreign exchange forward contracts with notional amounts of $388.7 million and $417.8 million, respectively, in which foreign currencies (primarily Norwegian krone, Singapore dollars and British pounds in 1999 and 2000) were purchased, and approximately $254.2 million and $335.7 million, respectively, in which foreign currencies (primarily Singapore dollars, British pounds, euros and Norwegian krone in 1999 and Norwegian krone, Swedish krona, Singapore dollars and British pounds in
2000) were sold. Notional amounts are used to measure the volume of derivative financial instruments and do not represent potential gains or losses on these agreements.

      Fair value disclosures--The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable, amounts included in investments and accruals meeting the definition of financial instruments and short-term debt approximate fair value.

      Fair values relating to foreign exchange contracts were $(5.6) million and $(18.7) million at December 31, 1999 and 2000, respectively, and reflect the estimated net amounts that the Company would pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts at those dates. The carrying values of foreign exchange contracts were $(1.7) million and $5.0 million at December 31, 1999 and 2000, respectively.

      Standby letters of credit and financial guarantees--In the ordinary course of business with customers, vendors and others, the Company is contingently liable for performance under letters of credit and other financial guarantees totaling approximately $90 million at December 31, 2000. The Company's management does not believe it is practicable to estimate the fair values of these financial instruments and does not expect any losses from their resolution.

                             FMC TECHNOLOGIES, INC.

Note 15. Segment Information

Segment operating profit

      Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, asset impairments and restructuring and other charges (Note 5), LIFO inventory adjustments and other income and expense items.

                                                    Year ended December 31,
      (In millions)                                ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
      Revenue:

      Energy Systems.............................  $1,320.9  $1,129.4  $1,037.3
      Specialty Systems..........................     868.2     826.3     839.5
      Eliminations...............................      (3.6)     (2.6)     (1.6)
                                                   --------  --------  --------
          Total revenue..........................  $2,185.5  $1,953.1  $1,875.2
                                                   ========  ========  ========
      Income from continuing operations before
       income taxes:

      Energy Systems.............................  $   95.2  $   97.1  $   72.4
      Specialty Systems..........................      72.8      64.2      69.0
                                                   --------  --------  --------
        Total segment operating profit...........     168.0     161.3     141.4
      Corporate expenses (1).....................     (36.4)    (35.3)    (33.7)
      Other expense, net (2).....................      (3.9)     (6.9)     (1.5)
                                                   --------  --------  --------
        Operating profit before asset
         impairments, restructuring and other
         charges, net interest income (expense)
         and income tax expense..................     127.7     119.1     106.2
      Asset impairments (3)......................       --       (6.0)     (1.5)
      Restructuring and other charges (4)........       --       (3.6)     (9.8)
      Net interest income (expense)..............      (1.9)      0.5      (4.3)
                                                   --------  --------  --------
          Total income from continuing operations
           before income taxes...................  $  125.8  $  110.0  $   90.6
                                                   ========  ========  ========

--------
(1) Corporate expenses primarily include staff expenses.
(2) Other expense, net consists of all other corporate items, including LIFO inventory adjustments and pension income or expense.
(3) Asset impairments in 1999 relate to Specialty Systems. Asset impairments in 2000 relate to Energy Systems. See Note 5.
(4) Restructuring and other charges in 1999 relate to Energy Systems ($1.5 million), Specialty Systems ($1.1 million) and Corporate ($1.0 million). Restructuring and other charges in 2000 relate to Energy Systems ($1.4 million) and Specialty Systems ($8.0 million) and Corporate ($0.4 million). See Note 5.

Segment assets and liabilities

      Segment assets and liabilities are those assets and liabilities that are recorded and reported by segment operations. Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate items, which are principally cash equivalents, LIFO reserves, deferred income tax benefits, eliminations of intercompany receivables, property, plant and equipment not attributable to

                             FMC TECHNOLOGIES, INC.

a specific segment, and credits relating to the sale of receivables. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, restructuring reserves, intercompany eliminations, reserves for discontinued operations and deferred gains on the sale and leaseback of equipment.

                                                              December 31,
      (In millions)                                         -----------------
                                                              1999     2000
                                                            -------- --------
      Operating Capital Employed (1):
      Energy Systems....................................... $  439.3 $  505.0
      Specialty Systems....................................    364.4    428.1
                                                            -------- --------
        Total operating capital employed...................    803.7    933.1
      Segment liabilities included in total operating
       capital employed....................................    511.4    446.6
      Corporate items (2)..................................    158.1     (6.0)
                                                            -------- --------
          Total assets..................................... $1,473.2 $1,373.7
                                                            ======== ========
      Segment Assets:
      Energy Systems....................................... $  749.4 $  752.1
      Specialty Systems....................................    565.7    627.6
                                                            -------- --------
        Total segment assets...............................  1,315.1  1,379.7
      Corporate items (2)..................................    158.1     (6.0)
                                                            -------- --------
          Total assets..................................... $1,473.2 $1,373.7
                                                            ======== ========

--------
(1) FMC Technologies' management views operating capital employed, which consists of assets, net of liabilities, reported by the Company's operations (and excludes corporate items such as cash equivalents, debt, pension liabilities, income taxes and LIFO reserves), as a primary measure of segment capital.
(2) Corporate items include cash equivalents, LIFO reserves, deferred income tax benefits, eliminations of intercompany receivables, property, plant and equipment not attributable to a specific segment and credits relating to the sale of receivables. As of December 31, 1999, Corporate items also include $127.5 million of Tyco preferred stock, which was received as part of the sale of Crosby Valve to a subsidiary of Tyco in July 1998. The Company redeemed its investment in Tyco preferred stock in October 2000. See Note 4.

Geographic segment information

      Geographic segment sales represent sales by location of the Company's customers or their headquarters. Geographic segment long-lived assets include investments, net property, plant and equipment, and certain other non-current assets. Intangible assets of acquired companies are not reported by geographic segment.

Revenue

                                                      Year Ended December 31,
      (In millions)                                  --------------------------
                                                       1998     1999     2000
                                                     -------- -------- --------
      Third party revenue (by location of customer)
      United States................................. $  830.3 $  713.2 $  734.7
      Norway........................................    294.2    221.1    206.0
      All other countries...........................  1,061.0  1,018.8    934.5
                                                     -------- -------- --------
          Total revenue............................. $2,185.5 $1,953.1 $1,875.2
                                                     ======== ======== ========

                             FMC TECHNOLOGIES, INC.

Long-lived assets

                                                                  December 31,
      (In millions)                                               -------------
                                                                   1999   2000
                                                                  ------ ------
      United States.............................................. $210.9 $195.4
      Brazil.....................................................   31.6   32.5
      All other countries........................................  101.7   71.8
                                                                  ------ ------
          Total long-lived assets................................ $344.2 $299.7
                                                                  ====== ======

Other business segment information

                                                                Research and
                               Capital      Depreciation and     development
                            expenditures      amortization         expense
                          ----------------- ----------------- -----------------
                             Year ended        Year ended        Year ended
                            December 31,      December 31,      December 31,
(In millions)             ----------------- ----------------- -----------------
                          1998  1999  2000  1998  1999  2000  1998  1999  2000
                          ----- ----- ----- ----- ----- ----- ----- ----- -----
Energy Systems........... $30.4 $14.7 $20.2 $36.5 $31.4 $29.8 $24.7 $25.7 $33.8
Specialty Systems........  28.9  26.1  21.8  26.9  28.2  28.2  26.0  26.1  22.9
Corporate................   0.1   0.1   1.1   3.2   2.7   1.1   --    --    --
                          ----- ----- ----- ----- ----- ----- ----- ----- -----
    Total................ $59.4 $40.9 $43.1 $66.6 $62.3 $59.1 $50.7 $51.8 $56.7
                          ===== ===== ===== ===== ===== ===== ===== ===== =====

Note 16. Quarterly Information (Unaudited)

(In millions, except per                1999                              2000
share data)               --------------------------------- ---------------------------------
                           1st                               1st
                           Qtr.  2nd Qtr. 3rd Qtr. 4th Qtr.  Qtr.  2nd Qtr. 3rd Qtr. 4th Qtr.
                          ------ -------- -------- -------- ------ -------- -------- --------
Revenue.................  $471.7  $510.7   $469.9   $500.8  $441.5  $495.3   $452.3   $486.1
                          ======  ======   ======   ======  ======  ======   ======   ======
Income from continuing
 operations before net
 interest income
 (expense) and income
 tax expense............  $ 17.0  $ 30.2   $ 22.5   $ 39.8  $ 12.8  $ 23.8   $ 25.1   $ 33.2
                          ======  ======   ======   ======  ======  ======   ======   ======
Income from continuing
 operations.............  $ 11.9  $ 21.1   $ 15.7   $ 27.8  $  8.8  $ 17.0   $ 18.0   $ 24.1
Discontinued operations,
 net of income taxes....     --      --       --      (5.5)    --      --       --       --
                          ------  ------   ------   ------  ------  ------   ------   ------
Net income..............  $ 11.9  $ 21.1   $ 15.7   $ 22.3  $  8.8  $ 17.0   $ 18.0   $ 24.1
                          ======  ======   ======   ======  ======  ======   ======   ======
Earnings per common
 share..................  $       $        $        $       $       $        $        $
                          ======  ======   ======   ======  ======  ======   ======   ======

                             FMC TECHNOLOGIES, INC.

Note 17. Commitments and Contingent Liabilities

      FMC Technologies leases office space, plants and facilities and various types of manufacturing, data processing and transportation equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by FMC Technologies. Capital leases are not significant. Rent expense under operating leases amounted to $22.8 million, $24.5 million and $29.3 million in 1998, 1999 and 2000, respectively.

      Minimum future rental payments under noncancelable leases aggregated approximately $125.6 million as of December 31, 2000 and are payable as follows: $23.3 million in 2001, $22.8 million in 2002, $21.3 million in 2003, $20.1 million in 2004, $11.4 million in 2005 and $26.7 million thereafter.

      The Company also has certain other contingent liabilities arising from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. The Company's management believes that the ultimate resolution of its known contingencies will not materially affect the combined financial position, results of operations or cash flows of FMC Technologies.

Note 18. Proposed Public Offering of Common Stock (Unaudited)

The Offering

      The Board of Directors of FMC Corporation and the Company's Board of Directors have authorized management of the Company to file a registration statement with the Securities and Exchange Commission for the offering. It is anticipated that the Company will file an Amended and Restated Certificate of
Incorporation to authorize     shares of FMC Technologies common stock and
shares of FMC Technologies preferred stock. There are currently 1,000 shares of FMC Technologies common stock outstanding.

      Before the closing of the offering, FMC Corporation intends to contribute substantially all of its ownership interests in the businesses included in these combined financial statements to the Company with the remainder to be transferred shortly after the offering. These financial statements reflect the combined results of the businesses as if they had been so contributed to the Company for all periods. Subsequent to the contribution, all of the businesses included in these combined financial statements will be consolidated subsidiaries or divisions of the Company or will be investments of the Company or its subsidiaries.

The Distribution

      FMC Corporation has advised the Company that it currently intends to distribute its remaining ownership interest in the Company to common stockholders of FMC Corporation. If completed, the distribution, as previously announced, is expected to take the form of a spin-off in which FMC Corporation distributes all of the Company's common stock that it owns through a special dividend to FMC Corporation common stockholders. If circumstances change, FMC Corporation may distribute its remaining ownership interest in the Company through an exchange offer by FMC Corporation, in which its common stockholders would be offered the option of tendering some or all of their shares in exchange for FMC Technologies common stock, and a subsequent spin-off of FMC Corporation's remaining ownership interest in the Company. FMC Corporation has advised the Company that it does not intend to complete the distribution unless it receives a favorable tax ruling from the Internal Revenue Service as to the tax-free nature of the distribution for U.S. federal income tax purposes and the final approval of the Board of Directors of FMC Corporation, among other conditions. FMC Corporation has also advised the Company that it currently anticipates that this distribution will occur by the end of calendar year 2001.

      FMC Corporation has advised the Company that the final determination as to the completion, timing, structure and terms of the distribution will be based on financial and business considerations and prevailing

                             FMC TECHNOLOGIES, INC.

market conditions. In addition, FMC Corporation has advised the Company that, as permitted by the separation and distribution agreement between FMC Corporation and the Company described below, it will not complete the distribution if its Board of Directors determines that the distribution is not in the best interests of FMC Corporation and its stockholders. FMC Corporation has the sole discretion to determine whether or not to complete the distribution and, if it decides to complete the distribution, to determine the timing, structure and terms of the distribution.

Financing Arrangements

      FMC Technologies anticipates that its debt after giving effect to the
offering will be approximately $   million or $   million if the underwriters'
over-allotment option is fully exercised, assuming that in each case the net proceeds of the offering are used to reduce debt. In addition, pursuant to the separation and distribution agreement between FMC Technologies and FMC Corporation, this amount will be decreased to reflect net cash generated or increased to reflect net cash utilized by FMC Technologies' operations from January 1, 2001 to the closing of the offering. FMC Technologies expects that FMC Technologies' debt will consist of one or more of the following: third party revolving credit facilities, commercial paper, uncommitted bank facilities and medium term notes.

Employee Benefit Plans

      Effective at the date of the offering, FMC Technologies will establish its own qualified and non-qualified U.S. defined benefit pension plans, and effective immediately after the distribution, FMC Technologies will establish any additional pension and employee benefit plans. The material terms of FMC Technologies' pension and employee benefit plans will generally mirror FMC Corporation's plans as in effect at that time. The employee benefits agreement between the Company and FMC Corporation does not preclude FMC Technologies from discontinuing or changing its plans at any time, with certain exceptions relating to health and welfare plans. Employees of FMC Technologies will begin participating in FMC Technologies' new plans at the date of the establishment of each plan. Certain FMC Corporation employees will not begin participating in FMC Technologies' plans until they become employees of FMC Technologies.

      FMC Technologies' plans will assume all obligations under FMC Corporation's plans to employees and former employees allocated to FMC Technologies. Specified assets funding these obligations, including assets held in trusts, will be transferred from trusts and other funding vehicles associated with FMC Corporation's plans to the corresponding trusts and other funding vehicles associated with FMC Technologies' plans as soon as practicable. FMC Technologies' plans will provide that any employee or former employee allocated to it will receive full recognition and credit under these plans for all service, all compensation, and all other benefit-affecting determinations that would have been recognized under the corresponding FMC Corporation plan. However, there will be no duplication of benefits payable by FMC Corporation or its plans.

      Prior to the offering, FMC Technologies will adopt the FMC Technologies, Inc. Incentive Compensation and Stock Plan (the "FMC Technologies Stock Plan"). The Company's employees, consultants and directors and employees, consultants and directors of its subsidiaries will be eligible to participate in the FMC Technologies Stock Plan. At the time of the offering, the Company expects to grant options to purchase shares of FMC Technologies common stock under the FMC Technologies Stock Plan at an exercise price equal to the offering price per share in the offering.

      In addition, as of the closing date of the offering, FMC Technologies intends to replace each of the shares of FMC Corporation restricted stock held by the Company's employees and a portion of those shares held by the Company's directors with shares of the Company's restricted stock that will be issued pursuant to the FMC Technologies Stock Plan. The historical combined financial statements reflect an allocation of expense related to FMC Corporation's existing restricted stock program. To the extent that the Company replaces any

                             FMC TECHNOLOGIES, INC.

FMC Corporation restricted stock with FMC Technologies restricted stock prior to the distribution, the Company may incur incremental compensation expense. It
is currently estimated that approximately $    million of expense will be
recorded over the vesting period related to such restricted stock. Based on the number of shares of FMC Corporation restricted stock held by the Company's
employees and directors on     , 2001, an assumed offering price per share of
FMC Technologies common stock in the offering of $     and a price per share of
FMC Corporation common stock of $    ,      shares of FMC Technologies common
stock would be issued.

      FMC Technologies intends to replace all of the FMC Corporation options held by the Company's employees and former employees of its businesses and a portion of the FMC Corporation options held by the Company's directors as of the date of the distribution with options to purchase shares of the Company common stock that will be issued pursuant to the FMC Technologies Stock Plan.

Arrangements Between FMC Technologies and FMC Corporation

      The separation and distribution agreement contains the key provisions relating to the separation of FMC Technologies' businesses from those of FMC Corporation, the offering and FMC Corporation's planned distribution of FMC Technologies common stock. The separation and distribution agreement identifies the assets to be transferred to FMC Technologies by FMC Corporation and the liabilities to be assumed by FMC Technologies from FMC Corporation. The separation and distribution agreement also describes when and how these transfers and assumptions will occur. In addition, FMC Technologies has entered into additional agreements with FMC Corporation governing various interim and ongoing relationships between FMC Corporation and FMC Technologies following the closing date of the offering. These other agreements include: a tax sharing agreement; an employee benefits agreement; a transition services agreement; and a license agreement for the FMC corporate name and logo. FMC Technologies and FMC Corporation will execute the separation and distribution agreement and ancillary agreements before the closing of the offering.

Earnings Per Common Share

      Earnings per common share from continuing operations has been computed by dividing income from continuing operations by the weighted average number of common shares outstanding during the period. For purposes of computing earnings
per share, weighted average shares outstanding assumes     common shares
outstanding for all periods presented.

      Unaudited pro forma as adjusted basic earnings per common share for the year ended December 31, 2000 has been calculated by dividing net earnings by the weighted average shares outstanding as calculated in accordance with Securities and Exchange Commission rules for initial public offerings. Such rules require that the weighted average share calculation give retroactive effect to any changes in the capital structure of the Company as well as the number of shares whose proceeds will be used to pay any dividend or repay any debt as reflected in the pro forma adjustments. It is anticipated that all of the proceeds from the offering will be used to repay debt. Therefore, pro forma weighted average shares of the Company for the year ended December 31, 2000,
are comprised of     shares of common stock to be outstanding and
shares of common stock included in the offering, assuming all such shares are outstanding as of the beginning of the period.

      Unaudited pro forma as adjusted diluted earnings per common share from continuing operations is computed using unaudited pro forma as adjusted income from continuing operations divided by the assumed number of shares outstanding
of   . This share amount is calculated assuming that (a) prior to the offering
    common shares are outstanding, (b) the sale of    shares in the offering
and (c) the dilutive effect of the Company's restricted stock to be issued to the Company's employees and directors in replacement of FMC Corporation
restricted stock is    shares upon completion of the offering.

                 [DESCRIPTION OF GRAPHIC TO COME BY AMENDMENT]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including        , 2001 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                          Shares

                                     [LOGO]

                             FMC Technologies, Inc.

                                  Common Stock

                                ---------------

                              P R O S P E C T U S

                                ---------------

                              Merrill Lynch & Co.

                           Credit Suisse First Boston

                              Salomon Smith Barney

                                         , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the
Registrant:

                                                                        Amount
                                                                        -------
      Securities and Exchange registration fee......................... $87,500
      NASD filing fee..................................................  30,500
      New York Stock Exchange listing fee..............................    *
      Printing expenses................................................    *
      Legal fees and expenses..........................................    *
      Accounting fees and expenses.....................................    *
      Blue sky fees and expenses.......................................    *
      Transfer agent and registrar fees and expenses...................    *
      Miscellaneous....................................................    *
                                                                        -------
        Total.......................................................... $  *
                                                                        =======

     --------
        *To be filed by amendment

Item 14. Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of the State of Delaware provides as follows:

      A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

      A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      As permitted by the General Corporation Law of the State of Delaware, the Registrant has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Registrant's Certificate of Incorporation and Bylaws provide that the Registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

      The U.S. Purchase Agreement and the International Purchase Agreement are expected to provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of U.S. Purchase Agreement and the form of International Purchase Agreement to be filed as Exhibits 1.1 and 1.2 hereto, respectively.

      The Separation and Distribution Agreement by and among the Registrant and FMC Corporation is expected to provide for indemnification by the Registrant of FMC Corporation and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The Registrant maintains directors and officers liability insurance for the benefit of its directors and officers.

Item 15. Recent Sales of Unregistered Securities

      Registrant has not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to Registrant's sole stockholder, FMC Corporation.

Item 16. Exhibits and Financial Statement Schedules

      (a) Exhibits

 Exhibit
 Number                              Exhibit Title
 -------                             -------------
  1.1    --Form of U.S. Purchase Agreement.*

  1.2    --Form of International Purchase Agreement.*

  2.1    --Form of Separation and Distribution Agreement.*

  3.1    --Registrant's Amended and Restated Certificate of Incorporation.*

  3.2    --Registrant's Amended and Restated Bylaws.*

  4.1    --Form of Specimen Certificate for Registrant's Common Stock.*

  4.2    --Form of Preferred Share Purchase Rights Agreement between the
           Registrant and     , as Rights Agent.*

  5.1    --Opinion of Wachtell, Lipton, Rosen & Katz.*

 10.1    --Form of Tax Sharing Agreement.*

 10.2    --Form of Employee Benefits Agreement.*

 10.3    --Form of Transition Services Agreement.*

 10.4    --Registrant's Incentive Compensation and Stock Plan.*

 21.1    --Subsidiaries of the Registrant.*

 23.1    --Consent of KPMG LLP.

 23.2    --Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).*

 24.1    --Powers of Attorney (contained on page II-4).

--------
 *  To be filed by amendment.

      (b) Financial Statement Schedules

      Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or notes thereto.

Item 17. Undertakings

      The undersigned Registrant hereby undertakes:

        (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois, on February 20, 2001.

                                          FMC TECHNOLOGIES, INC.


                                              /s/ William H. Schumann III
                                          By: _________________________________
                                              Name: William H. Schumann III
                                              Title: Senior Vice President,
                                                     Chief Financial
                                                     Officer and Director

      Know all persons by these presents, that each person whose signature appears below, as a director or officer of the registrant, does hereby make, constitute and appoint Stephanie K. Kushner, Randall S. Ellis and Steven A. Shapiro, or any one of them acting alone, his lawful attorneys, with full power of substitution and resubstitution, in his name, place and stead, in any and all capacities, to execute and sign this registration statement on Form S-1 for the registration of shares of common stock of the registrant, par value $0.01 per share, and any associated preferred share purchase rights to be issued in the initial public offering by the registrant, any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and any and all amendments or post-effective amendments to this registration statement, with all exhibits and any and all documents required to be filed with respect thereto with the Securities and Exchange Commission or any regulatory authority, giving and granting unto said attorneys full power and authority to do and perform such actions as fully as they might have done or could do if personally present and executing any of said documents. This power of attorney may be signed in several counterparts.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

      /s/ Joseph H. Netherland       Chief Executive Officer,      February 20, 2001
____________________________________  President and Director
        Joseph H. Netherland          (Principal Executive
                                      Officer)


         /s/ Robert N. Burt          Chairman and Director         February 20, 2001
____________________________________
           Robert N. Burt



    /s/ William H. Schumann III      Senior Vice President, Chief  February 20, 2001
____________________________________  Financial Officer and
      William H. Schumann III         Director (Principal
                                      Financial Officer and
                                      Principal Accounting
                                      Officer)

                                 EXHIBIT INDEX

 Exhibit
 Number                              Exhibit Title
 -------                             -------------
  1.1    --Form of U.S. Purchase Agreement.*

  1.2    --Form of International Purchase Agreement.*

  2.1    --Form of Separation and Distribution Agreement.*

  3.1    --Registrant's Amended and Restated Certificate of Incorporation.*

  3.2    --Registrant's Amended and Restated Bylaws.*

  4.1    --Form of Specimen Certificate for Registrant's Common Stock.*

  4.2    --Form of Preferred Share Purchase Rights Agreement between the
           Registrant and      , as Rights Agent.*

  5.1    --Opinion of Wachtell, Lipton, Rosen & Katz.*

 10.1    --Form of Tax Sharing Agreement.*

 10.2    --Form of Employee Benefits Agreement.*

 10.3    --Form of Transition Services Agreement.*

 10.4    --Registrant's Incentive Compensation and Stock Plan.*

 21.1    --Subsidiaries of the Registrant.*

 23.1    --Consent of KPMG LLP.

 23.2    --Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).*

 24.1    --Powers of Attorney (contained on page II-4).

--------
 *  To be filed by amendment.